

Boston Scientific

Delivering what's next.™

BOSTON SCIENTIFIC ANNUAL REPORT 2004

WHEN YOU BELIEVE IN WHAT YOU'RE DOING, YOU BELIEVE IN DOING IT RIGHT.

For Boston Scientific, 2004 was the kind of year few companies have the good fortune to experience. To many, it will be remembered as the year we executed the most successful product launch in medical device history and became recognized as one of the world's leading life sciences companies. To the thousands of dedicated employees who personify the character of Boston Scientific, this is just one episode in a larger story. It is the story of a company where people define success as improving patient care while achieving marketplace results.

When you believe that what you do has the power to positively affect lives, you must believe in doing it right. It's a combination of ethics and performance: making the right choices, then executing on those choices with focus, creativity and a dedication to good science.

In this 2004 Annual Report marking our 25th year, we reflect on the principles that have carried us to this point, and that will continue to guide our way for the next 25 years.

25 CELEBRATING YEARS

On the front cover, a scanning electron microscope reveals the elegant geometry of our TAXUS® Express² paclitaxel-eluting coronary stent.

2004 Annual Report


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[illegible] Nicholas, Chairman of the Board, and Jim Tobin, President and Chief Executive Officer







TO OUR SHAREHOLDERS AND EMPLOYEES:

Twenty-five years ago, Boston Scientific was founded on the premise that less-invasive medicine could improve patients' lives while reducing risk, trauma, cost, procedure time and the need for aftercare. Since that time, we've dedicated ourselves to being the world's leading medical device manufacturer.

Today, we're proud to report that we have not only achieved our original goal, but in many ways we have surpassed it. Boston Scientific is now the largest medical device company focused on less-invasive medicine, and we are committed to continuing our tradition of providing the most innovative solutions to clinicians and their patients. As we celebrate our 25th anniversary, the promise of medical innovation has never been greater, and our commitment to it has never been stronger.

Many factors have inspired our success, perhaps none more than our collective sharing of clear values that have guided us from the beginning. Above all, our values have motivated us always to seek to do what's right: for clinicians, for patients, for our shareholders, for our employees and ultimately for medicine. This anniversary report is a testament to that commitment.

A LANDMARK ACHIEVEMENT IN CARDIOVASCULAR MEDICINE

In March 2004 we received approval from the U.S. Food and Drug Administration (FDA) to launch our TAXUS® Express²™ paclitaxel-eluting coronary stent system in the United States. Within weeks, we had secured close to 70 percent market share in the drug-eluting stent market. By early January 2005, we had delivered one million TAXUS systems. This series of unprecedented accomplishments was the result of years of innovation and collaboration from people across the organization. We'd been working toward this moment for a long time, and the results exceeded our expectations on every level. In the end, we executed one of the largest and most successful product launches in medical device history.

The processes we put in place to develop and launch the TAXUS system also helped us meet the challenges of the recalls we instituted over the summer, after discovering and solving a manufacturing problem related to the delivery system. Thanks to the capacity we had built into our supply chain, we were able to resupply the U.S. market within 48 hours – and experience virtually no back orders. The prompt and effective response of our employees to address the concerns of clinicians and their patients was additional proof of our belief in doing what's right.

The fact that Boston Scientific continues to hold more than 60 percent of the U.S. market for drug-eluting stents speaks to our outstanding product quality, abundant supply capacity, highly-regarded sales force and solid clinical results that we share openly with the medical community. After launch, the FDA extended the shelf life of the TAXUS system in the U.S. from six to nine months.

The success of the TAXUS® system launch not only constituted a breakthrough in cardiovascular care; it also contributed to a remarkable financial milestone. Our global sales for 2004 were $5.6 billion, a 62 percent increase over 2003.

Looking ahead, we plan to strengthen our drug-eluting stent leadership by reinforcing the clinical excellence and availability of the TAXUS system while bringing to market our next-generation TAXUS® Liberté™ paclitaxel-eluting coronary stent system. This new technology, which offers improved deliverability and conformability, particularly in challenging anatomies, became available in January 2005 in selected international markets. We recently completed enrollment in the ATLAS clinical trial for the TAXUS Liberté system and began enrollment in the OLYMPIC registry, which will be the world's largest drug-eluting stent registry. We anticipate European approval of TAXUS Liberté in 2005 and U.S. approval in 2006.

COMPANY-WIDE SUCCESSES

For the first time, statistics show that heart disease is no longer the top killer of Americans. In part, that's because patients have benefited from less-invasive surgical techniques and devices for treating heart disease. With the TAXUS system, we're proud to be among the leading innovators who have helped clinicians change the face of cardiovascular medicine – and make a difference in countless lives worldwide.

In addition to the enormous success of TAXUS, our Endosurgery Group posted impressive growth in 2004, based on a number of technologies in our Endoscopy, Oncology, Urology and Gynecology businesses. Our European and Inter-Continental sales organizations also expanded our global presence and helped to improve the quality of life for patients around the world. International sales rose 37 percent for the year to $2.1 billion. To support our international efforts, we received 45 CE Mark approvals in Europe for our products.

Among the 31 FDA approvals we received in 2004 were clearances to market the Contour SE™ Embolic Agent for the less-invasive treatment of uterine fibroids, the FilterWire EZ™ Embolic Protection System to treat saphenous vein graft disease, the Express® Biliary SD Monorail® Premounted Stent System for the treatment of malignant biliary tumors, and the coronary IQ™ Guidewire to facilitate the placement of balloon catheters or other interventional therapeutic devices during coronary angioplasty procedures.

We also launched three product lines in our Urology and Gynecology businesses, received Medicare reimbursement codes for intravascular ultrasound procedures and received expanded TAXUS system reimbursements from the French government. As the year ended, we converted to an exclusive license from Angiotech Pharmaceuticals, Inc., a right to use paclitaxel, the active agent in our TAXUS system, for certain applications in the cardiovascular field. Paclitaxel has proved to be extremely safe and effective in preventing restenosis, or reblocking of arteries, in patients suffering from coronary artery disease.

INVESTING IN OUR FUTURE – AND THE FUTURE OF MEDICINE

The success of the TAXUS product and the resources generated by it and other products have created new opportunities for the next phase of our growth. We have developed a strategic plan that sets the stage to deploy our many resources and to realize our substantial potential.

This three-part plan includes strengthening our coronary drug-eluting stent leadership in areas such as Japan, where we expect that the TAXUS system will become available during 2006; growing in related markets, such as carotid stenting, vascular sealing and abdominal aortic aneurysm repair, where we continue to make investments and foster new innovations; and growing in new markets that will expand the Boston Scientific footprint into new medical specialties that will allow us to treat a broader range of diseases and patients.

We anticipate that growth in new markets will come from several investments we made in recent years. These include internal development of our Endovations™ Endoscopy System, which combines unique catheter technology with video imaging capabilities, and which we expect to launch in the U.S. in 2006; an alliance with Cameron Health, Inc., which is developing a leadless implantable cardioverter defibrillator; and the acquisition of Advanced Bionics Corporation, which applies neuromodulation devices to restore hearing and manage pain and is developing technology that may reduce migraine headaches. As we expanded our business to include neuromodulation technologies, we were proud to welcome more than 500 talented employees from Advanced Bionics Corporation to the Boston Scientific family.

Other investments included stent and stent delivery systems specifically designed to address the unique anatomical needs of coronary artery disease in bifurcated vessels; high-performance guidewires and microcatheters used primarily to access brain aneurysms, tumors and blood vessel lesions; and a balloon-expandable, bioresorbable drug-eluting stent with a specialized stent geometry.

These technologies reflect the success of our hybrid investment model, where we pursue both internal development and alliances with outside innovators. The result is a diverse pipeline primed to support continued growth in the years ahead.

A GLOBAL EMPLOYEE COMMUNITY COMMITTED TO DOING IT RIGHT

It seems fitting that 2004 was the year Boston Scientific marked a quarter century of remarkable growth and achievement. A host of accomplishments – including the success of the TAXUS® system, our many product launches and line extensions, our 1,418 new worldwide patents, our recognition as one of the top 50 companies of 2004 by *BusinessWeek*, our NorthFace ScoreBoard℠ award for exemplary customer service, our Maple Grove, Minnesota plant's Shingo Prize for Excellence in Manufacturing and Cadence Award for Excellence in Project Management, the formation of our Corporate Medical Affairs group and our numerous philanthropic efforts including a $1 million donation to Doctors Without Borders – spoke to our global commitment to doing it right.

Throughout the year, we continued our advocacy on behalf of sound public policy, both in the United States and abroad. At the heart of this advocacy is our belief that medical innovation not only improves patient care and outcomes, but also in the long run reduces healthcare costs. In an era of rising healthcare budgets, less-invasive technology is part of the solution, rather than the problem. We advanced this proposition through our positions of leadership in the principal medical device associations in the U.S. and Europe, where we served on the Executive Committee of AdvaMed and as Chair of Eucomed. We also played a crucial role in the passage of several legislative initiatives by Congress, including measures designed to assist the FDA, extend the R&D tax credit and repatriate foreign profits to the U.S.

In addition to hiring more than 3,000 people to support our ongoing success, we also made changes to enhance our leadership at the senior management level. Most significantly, we appointed Paul LaViolette as Chief Operating Officer. Paul assumed responsibility for all the Company's business units and worldwide commercial activities, with the exception of Advanced Bionics Corporation. We are delighted to have the Company's day-to-day direction under his able guidance and steady hand.

We welcomed several people to our Executive Committee as well, including Brian Burns, Senior Vice President for Quality; Jim Gilbert, Senior Vice President; Jeff Goodman, Senior Vice President and President of International; Ken Pucel, Senior Vice President for Operations; Lucia Quinn, Senior Vice President; and Dr. Mary E. Russell, Senior Vice President for Clinical and Regulatory and Chief Medical Officer. We also want to acknowledge that under the leadership of Group President Steve Moreci, our Endosurgery Group exceeded $1 billion in revenues for the first time.

Finally, we wished Joseph Ciffolillo well as he retired from our Board of Directors. Joe joined Boston Scientific in 1983 as President of Medi-tech, Inc., and over the years held a number of executive leadership positions within the Company. We thank him for his distinguished service and his many contributions.

To share our success with our employees, we announced a special one-time contribution of more than $100 million to the 401(k) employee retirement plan. We realize that at the end of the day, the success of Boston Scientific depends most directly on our employees.

We hope our achievements in 2004 will serve as additional evidence of Boston Scientific's abiding commitment to helping clinicians improve patients' lives through the development of a wide array of innovative medical technologies that will enhance disease treatment. For a quarter century, this has been our promise. By always seeking to do the right thing we have aspired to deliver on that promise and its considerable benefits. Today, we renew our dedication to a commitment that began 25 years ago in Watertown, Massachusetts, and that over time has touched – and improved – the lives of millions worldwide. Thank you for believing in us and sustaining us on our journey.

Sincerely,





Jim Tobin
President and Chief Executive Officer

Pete Nicholas
Chairman of the Board

March 25, 2005


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[illegible] Nicholas, Founder, Director and Chairman of the Board

to your mission

In 1979, Pete Nicholas and John Abele joined their complementary talents and aspirations in the promising field of medical devices. Together, they founded Boston Scientific on the premise that less-invasive medicine could help clinicians improve patient care. They also knew that people who believed in the power and value of what they were doing would develop clinically superior products.

THEIR MISSION STATEMENT FROM 25 YEARS AGO REMAINS UNCHANGED:
BOSTON SCIENTIFIC'S MISSION IS TO IMPROVE THE QUALITY OF PATIENT CARE AND THE PRODUCTIVITY OF HEALTHCARE DELIVERY THROUGH THE DEVELOPMENT AND ADVOCACY OF LESS-INVASIVE MEDICAL DEVICES AND PROCEDURES. THIS IS ACCOMPLISHED THROUGH THE CONTINUING REFINEMENT OF EXISTING PRODUCTS AND PROCEDURES AND THE INVESTIGATION AND DEVELOPMENT OF NEW TECHNOLOGIES THAT CAN REDUCE RISK, TRAUMA, COST, PROCEDURE TIME AND THE NEED FOR AFTERCARE.

25TH ANNIVERSARY REFLECTIONS FROM PETE NICHOLAS, FOUNDER, DIRECTOR AND CHAIRMAN OF THE BOARD

"It's interesting to look back at how John and I originally characterized who we were, what we did, what was important. It hasn't changed a bit. That's because the values are timeless ones: people, passion, commitment, conviction, integrity and a focus on patients."

"What motivated us was always the promise of using the technologies we had, the willingness to take risks and incorporate new technologies, all focused on trying to create devices that improved healthcare outcomes for sick people."

"We have made many mistakes along the way, but that's what leadership is all about. The willingness to take risks that may lead to mistakes, and the willingness to look inward honestly to correct your mistakes."

"We've always had the basic understanding that we had some inner compass, some inner value system that would help us work together to do the right thing, whatever it was."

"I am astonished by our employees' accomplishments. I celebrate them, and I want to thank all of them for their efforts that have led not just to 25 years, but 25 years as a leader."

That mission remains alive in everything Boston Scientific does today. It drives us to innovate, investing our resources in technologies that hold the promise of better treatments and outcomes. It guides our commitment to evidence-based medicine – insisting on rigorous science in the development and testing of products we bring to market. It lives in the close, collaborative working relationships we foster with our clinician customers. And it leads us to expand the reach of medical technology into underserved markets around the world.

Our mission also leads us to share the fruits of our success with others who seek to improve lives, in the U.S. and around the world. This year, we presented a $1 million gift to Doctors Without Borders, while our Boston Scientific Foundation continued its work to improve the health and education of those in need.

We believe our mission will carry Boston Scientific far into the future. We will pioneer new less-invasive approaches, enter additional therapeutic areas and explore interventional technologies beyond catheter-based platforms. Yet even as its impact expands and leads us in new directions, we know our mission will always keep us true to our paramount priority: helping clinicians achieve better outcomes for patients. That's why we're driven to be the best at what we do, to expand the boundaries of what is possible and to always strive to do things right.

25TH ANNIVERSARY REFLECTIONS FROM JOHN ABELE, FOUNDER AND DIRECTOR

"When we started out, the potential of less-invasive medicine to reduce risk, trauma, cost, time and aftercare was not obvious to many. But anytime someone challenges the established way of doing things, it's not welcomed right away. You have to be patient. We're still trying to convert marketplaces all over the world and in many different specialties. We're doing it with one goal in mind: providing benefits to doctors, to patients and, frankly, to society overall."

"We're not actually a product company. We're a knowledge company. That's the mindset that will enable us to grow for the next 25 years."

"One of the outstanding attributes of Boston Scientific: we have incredible relationships with our customers. They're not just customers, they're our partners."

"I want to thank all of our employees for their enormous contributions. This is the 25th anniversary, but we've got a lot of years to go. We have to remember where we came from in order to know where we go next."





John Abele, Founder and Director

collaborate

Boston Scientific operates in an intensely interdependent world. The successful development and marketing of medical devices involves clinicians, patients and regulatory agencies, as well as a complex system of internal and external partners. Collaboration is critical because we depend on each other to achieve shared goals. That's why we believe as strongly in the power of collaboration as we do in the power of innovation. And that's why we select individuals who demonstrate devotion to the initiative, execution and collaboration required for successful teamwork.

Conducting rigorous trials with clinicians

Our philosophical approach to working with the medical community to conduct clinical trials is built on evidence-based medicine. We believe in playing a leadership role by collecting solid data that helps inform decision making. With this conviction, we have set a standard of scientific rigor that is unmatched in our field. The data must be relevant, complete and shared openly with clinicians. We must work with clinicians to design the most objective, thorough, rigorous and controlled trials possible. And we must be willing to stand by the unvarnished results.

We've invested significantly to establish preclinical and clinical trials as a highly successful and respected core competency at Boston Scientific. We now have more than 450 employees in our clinical sciences organization. They currently oversee more than 140 ongoing preclinical studies and plan to enroll more than 40,000 patients into pre- and post-approval clinical studies in 2005.

A PASSION FOR GOOD SCIENCE

By conducting rigorous research that helps clinicians help patients, we're pursuing a commitment to clinical trials that goes far beyond what's expected or required. The clinical program supporting the TAXUS® Express²™ paclitaxel-eluting coronary stent system is a prime example. Not only has it delivered the most comprehensive set of data on drug-eluting stents, but it also continues to push the boundaries of clinical testing to ask and answer more questions.

- Our TAXUS V clinical trial was carefully designed to answer questions clinicians want answered about coronary stent use for higher-risk patient populations in day-to-day clinical practice. The TAXUS V clinical trial has demonstrated the efficacy of the TAXUS system in complex lesions, complex procedures and complex patients. The results of this trial will help advance the knowledge of device treatment for cardiovascular disease.
- The TAXUS clinical program continues with nearly 10,000 registry patients and more than 4,000 patients in ongoing, randomized controlled studies that will deliver data about the evolution of


with people
who share your goals

clinical indications, optimization of the stent platform and drug dose, response and safety. The TAXUS OLYMPIC study will create the world's largest drug-eluting stent registry, enrolling 30,000 patients worldwide to collect real-world clinical outcomes data for our next-generation drug-eluting stent, the TAXUS® Liberté™ stent system.

- With our forthcoming SYNTAX study, we are comparing the use of TAXUS drug-eluting stents to coronary bypass surgery for the highest-risk patients – research that could change the face of medicine.

Dr. Mary E. Russell, Senior Vice President for Clinical and Regulatory and Chief Medical Officer



[illegible] Rose, Dr. Brad Poff, Dr. Barbara Huibregtse, Dr. Joerg Koglin and Simona Cipra of the Clinical Sciences Group





Understanding and serving clinicians' needs

At Boston Scientific, we're proud that our salespeople have become known in the industry as professional, knowledgeable and, above all, trustworthy. These qualities have allowed our sales force to build long-term, personal relationships with customers. And these relationships have led to true collaboration between Boston Scientific and clinicians to find better ways to serve their needs and the needs of their patients.

We also integrate clinicians' insights and feedback into our product development process. We regularly present our newest technologies to groups of clinicians who share their insights and help our engineers fine-tune our products. We also send cross-functional teams out to clinics to observe real-world use and incorporate that performance feedback into further product development.

Building a better company

Over the past 25 years, Boston Scientific has developed a powerful internal culture of interdependence. Because the large, complex projects we undertake require so much collaboration across so many internal areas, we've shaped our organization to replace traditional, obstacle-prone hierarchies with cooperative relationships. Further, the high quality standards we set for ourselves require all of us to work together with the same ethics and integrity.

Because employees at Boston Scientific collaborate in creating the Company's success, we believe they should also share in the rewards of that success. In 2004, Boston Scientific announced a special contribution of more than $100 million to our employees' 401(k) retirement savings plans and increased the Company's matching contribution going forward. It was a fitting way to recognize the hard work, collaboration and talent of the people who led this company to extraordinary success in 2004.

Ensuring patient safety with regulatory agencies

We view regulatory agencies worldwide as allies because we share a critical goal: patient safety. This mindset has had a profound effect on our approach to working with organizations like the U.S. Food and Drug Administration. We've committed to providing the FDA all the product and clinical information they ask for – and often more. We actively supported Congressional and FDA efforts to establish the Office of Combination Products to facilitate approval of novel combination products like the TAXUS® system.



We're proud that our salespeople have become known in the industry as professional, knowledgeable and, above all, trustworthy. Trust is the basis of our long-term relationships with customers as we pursue a common goal of giving patients access to state-of-the-art technologies.


TAXUS Express2



Sales team members Edina Bonassin, Tony Calabro and Richard Carey at Massachusetts General Hospital


nurture innovation

NOTABLE ACQUISITIONS AND ALLIANCES

The skills and approaches we've developed for finding promising external technologies and companies, combined with the formidable resources we can invest, have allowed Boston Scientific to make bold acquisitions and alliances. Since 2001, we've made 138 external investments or alliances across cardiology, electrophysiology, neurovascular, oncology, urology, endoscopy, neuromodulation and other areas – a total investment of almost $3 billion.

Fred Khosravi, an external R&D innovator and entrepreneur who has collaborated with Boston Scientific on multiple efforts to develop new technologies

wherever you **find** it

At Boston Scientific, we provide clinicians with technologies that make a profound impact on the delivery of medical care. That's a standard for innovation that has always demanded a serious commitment to investing in research and development. We continued to invest aggressively in innovation by increasing our spending in internal research and development and external technologies by more than 60 percent in 2004.

Our approach to innovation is built on the belief that once you decide to do something, you must make the investment in time, money and talent to do it right. It's a strategy that has delivered superior innovation and leading products in every market we serve.

Another part of our innovation philosophy is our signature approach to combining internal and external research and development. Early on, we recognized our need to look for innovative ideas outside the Company as well as inside. This hybrid investment model has allowed Boston Scientific to become a $5.6 billion company, with leadership positions in every one of our businesses.

We've also become the partner of choice for small entrepreneurial innovators. These innovators find us to be collaborators who share risks and rewards fairly, make decisions efficiently and offer the world's largest global distribution channel for medical devices. Entrepreneurs bring their ideas to life with the help of Boston Scientific's capabilities in operations, quality control, clinical trials, sales and marketing. And we continue to bring game-changing technologies to market while keeping our entrepreneurial spirit alive and strong.

Here are a few highlights from our recent acquisitions and alliances:

ADVANCED BIONICS:
at the frontier of neuromodulation.

CAMERON HEALTH:
leadless implantable cardiac rhythm management.

PRECISION VASCULAR:
advanced guidewires and microcatheters.

REVA MEDICAL:
pioneering resorbable stent polymers.

NORTHSTAR NEUROSCIENCE:
leading the way in neurological trauma recovery.

CELSION:
innovative technology for treating Benign Prostatic Hyperplasia (BPH).

CORAUTUS GENETICS:
new gene therapy for vascular disease.

RUBICON MEDICAL:
innovative filter embolic protection for vascular interventions.

ADVANCED STENT TECHNOLOGIES:
long-awaited innovations for bifurcation stenting technology.


HPLC#3

David Knapp, Kevin Ballinger, Randy Schiestl and Ian Seppala
The Research & Development Group in Maple Grove, Minnesota



Boston Scientific's signature hybrid model of combining internal research and development with new business development allows us to identify, develop and commercialize innovative ideas we find inside and outside the Company. This strategy has allowed us to become a $5.6 billion company.

commit
to delivering

As a leader in the medical device industry, our success depends on operational excellence and quality in everything we do. No product, no matter how innovative and superior, can succeed without proper execution through the entire product development process, from research and development to clinical trials to manufacturing, launch, distribution and support. Our commitment to delivering on all these complex processes has become a hallmark of the Boston Scientific way of doing business, a key competitive advantage and a pledge our clinician customers trust us to fulfill every day.

Across our manufacturing operations worldwide, we're measuring – and improving – plant performance using a rigorous set of metrics. In 2004, Boston Scientific improved its manufacturing and supply chain effectiveness by approximately 10 percent. We're especially proud of our Maple Grove, Minnesota, plant for winning the esteemed Shingo Prize for Excellence in Manufacturing, based on world-class performance in quality, cost and delivery in 2004.

Every month, we ship an average of 150,000 packages containing over 1,000,000 devices from our Quincy, Massachusetts, Customer Fulfillment Center to locations around the world. We do so with a meticulously measured average 99.9 percent error-free rate.

THE MOST SUCCESSFUL PRODUCT LAUNCH IN MEDICAL DEVICE HISTORY

No single achievement in 2004 better captures Boston Scientific's operational power than the successful launch of the TAXUS® system. It changed the landscape of cardiovascular medicine overnight – thanks to years of hard work and an unwavering commitment to doing it right.

The story began years ago with our belief in the tremendous opportunity drug-eluting stents presented for combating the high incidence of restenosis, the reclogging of arteries after angioplasty and bare-metal stenting. We invested significantly in research and development and mastered the hundreds of details required to make this challenging product a success. Ultimately, our world-class scientific approach to gathering the clinical data that supported the TAXUS system allowed us to secure premarket approval from the FDA.

Developing and testing a viable drug-eluting stent system was only part of the task; creating the capacity to manufacture and supply an enormous global market was also critical. Knowing that undersupply had prevented previous competitive efforts from


on every
promise

Ken Pucel, Senior Vice President for Operations



Brian Burns, Senior Vice President for Quality

In our industry, customer service details like delivery time can have a life-or-death impact. Many of our products are shipped overnight for procedures the next morning, and customer service inquiries can include an urgent call from a clinician mid-procedure who has a question about one of our products. In 2004, we were proud to accept the NorthFace ScoreBoard℠ customer service award for our entire customer service process, from sales to distribution.

The successful launch of any new medical device presents new operational challenges. In 2004, we not only brought the TAXUS® system to market, but we also launched other new products from almost every part of our business. These included products as diverse as leading-edge peripheral guidewire technology and three lines of mid-urethral slings for urology and gynecology procedures. The early 2005 launch in international markets of our second-generation drug-eluting stent system, TAXUS® Liberté™, demonstrated that we're not resting on our laurels.

As impressive as our operational performance is today, we view success as a journey, not a destination. That's why we've made a commitment to continuous improvement of our processes across every part of Boston Scientific, just as we work to improve patient outcomes with every product.

meeting clinician demand for drug-eluting stents, we committed to building the manufacturing power to supply 100 percent of the market.

All our planning and effort paid off in March 2004. Once we received the approval to launch, we began shipping in less than 24 hours and achieved nearly 70 percent market share in a matter of weeks. Most important, we delivered on what we had promised clinicians: a rigorously engineered and clinically researched product that was reliably available.

In July 2004, when we became aware of a manufacturing defect in the stent's delivery system, we approached the FDA with a voluntary recall focused on ensuring patient safety. Thanks to the efforts of countless employees and the cooperation of our customers, we were able to resupply the U.S. market within 48 hours and maintain our leading market share.

The successful launch of the TAXUS system only strengthened our belief in what we do, and our belief in doing it right. It was also a tribute to Boston Scientific's executional capabilities, rigorous project management, contingency planning and organizational capacity. In January 2005, we proudly celebrated the delivery of the millionth TAXUS system.


Boston Scientific's investment in technology puts us at the forefront of medical device companies. In 2004 we invested more than $1.7 billion in internal R&D and external acquisitions and alliances.



Sean Gilligan, Dr. John Donohue, Robert Nolan and Dr. Darragh Colgan of the Operations and Research & Development Groups in Galway, Ireland


strive to shape

INVESTING FOR SUBSTANTIAL GROWTH

At Boston Scientific, we've never been prouder of where we've come from, more sure of who we are and more confident in what we can accomplish next. We're investing for growth across the Company with an intensity and at a scale few companies ever experience. Among our top priorities:

- Defend existing leadership businesses, especially drug-eluting stents, while we selectively expand into new franchises that fit our mission, add strategic mass and provide performance stability.

Jim Tobin, President and Chief Executive Officer

the future

What does it mean to be a leader in the medical device industry? It means looking beyond near-term products and profits to invest in a long-term future. It means building the knowledge, processes and infrastructure to seize opportunities that will advance the practice of medicine. It means having the capacity and judgment to take measured risks and explore areas where no one has succeeded before. It also requires confidence: a belief in your mission and your plan despite challenges or setbacks.

We're always working to deliver what's next: the new products and procedures that will revolutionize patient care across dozens of therapeutic areas. We will continue to push for progress in the many projects in our technology portfolio, while constantly scanning the horizon for promising leads on the next breakthrough procedure, the next technological leap, the next idea.

We believe that when you're in the business of helping clinicians improve lives, you need to be dedicated to a mission that honors the importance of medical technology to patients and to society. You need to find better ways to collaborate and innovate. You need to execute on every task before you every day, even while you stay focused on the future. Most of all, you need to believe in what you're doing, and believe in doing it right.

- Leverage our distinctive hybrid approach of R&D and new business development to identify, develop and commercialize the most innovative products and take advantage of new market opportunities.
- Build the knowledge and expertise of our teams by adding new employees and partners – and training existing employees in new skills.
- Expand our clinical trials program to continue to push the frontiers of evidence-based medicine, with larger groups of patients and a more global approach to data gathering.
- Align our organization for cross-functional excellence to realize our growth potential and deliver outstanding value to customers.
- Build our infrastructure with additional facilities, such as our newly opened Endosurgery Group headquarters in Marlborough, Massachusetts, our expanded facilities in Maple Grove, Minnesota, and our new distribution center in Kerkrade, the Netherlands.

AN EXTRAORDINARY PRODUCT PIPELINE

The following are some of the key programs that are helping to lead Boston Scientific and patient care into the future. Of course, this list is a dynamic one and may evolve as we move toward commercialization and consider other emerging product possibilities. In addition to the leadership we enjoy in existing product areas, our focus on innovation – as demonstrated by these opportunities – gives us every reason to be confident that we will continue to deliver what's next for clinicians and their patients.

STRENGTHENING DRUG-ELUTING STENT LEADERSHIP

Next-generation drug-eluting stent

Launched in selected international markets in January 2005, the TAXUS® Liberté™ stent system combines the proven TAXUS® system technology (paclitaxel and Translute™ polymer) with a new, more flexible and deliverable stent (Liberté). Designed to offer improved performance in challenging anatomies, it will help physicians treat a broader patient base. We have completed enrollment in the ATLAS clinical trial to assess the TAXUS Liberté stent system's safety and efficacy.

Bifurcation stenting

By combining the TAXUS Liberté stent system with a special dual-wire delivery system and dedicated bifurcation stent design, Boston Scientific is developing the first device specifically designed to address the challenges of bifurcations with drug-eluting stent technology. While we are early in the development process, we expect to launch the system in 2009.

GROWING IN EXISTING MARKETS

Carotid stenting with embolic protection

Early in 2004, Boston Scientific concluded enrollment in its BEACH clinical trial designed to evaluate the benefits of using the Carotid Wallstent® Monorail® Endoprosthesis in conjunction with the FilterWire EZ™ embolic protection system to treat carotid artery disease. With the potential of hundreds of thousands of procedures every year, the market for carotid stents could be significant, particularly since studies are showing that a less-invasive procedure carries reduced risks and side effects.

Vascular closure

Despite dramatic advances in the treatment of cardiovascular disease, safe and effective closure of vascular puncture sites remains a challenge in the roughly 12 million catheter procedures performed annually worldwide. The Therus Noninvasive Hemostasis System uses focused ultrasound technology to seal arterial punctures non-invasively. We hope to have a commercial product on the market outside the U.S. in 2006 and in the U.S. in 2007.

Abdominal aortic aneurysm (AAA) repair

The TriVascular® AAA stent graft offers a long-awaited low-profile endovascular approach to repairing abdominal aortic aneurysms – weak, bulging sections in the wall of the aorta that can rupture and lead to death. We hope to obtain European approval in 2005 and U.S. approval in 2007.

Endoscopic video imaging

Our Endovations™ Endoscopy System combines Boston Scientific catheter technology with advanced electronics and customized systems software to improve patient care and procedural efficiency. Initially designed for gastrointestinal endoscopy, the Endovations Endoscopy System has potential applications for a variety of interventional procedures, including urology, gynecology and pulmonary medicine. Benefits of this single-use technology are expected to include increased procedural efficiency, reduced costs and shorter wait lists. The product is expected to launch in the U.S. in 2006, and has an enormous potential for market growth and positive impact.

GROWING IN NEW MARKETS

Implantable cardiac rhythm management

In early 2004, we announced an alliance with Cameron Health, Inc., which is developing the next generation of leadless implantable cardioverter defibrillators (ICD). ICDs, which are implanted under the skin, deliver high-energy electrical shocks to stabilize the heart's rhythm when it is beating in a rapid, uncontrolled fashion. Cameron has initiated clinical testing of its ICD technology outside the United States. It is currently in discussions with the FDA about U.S. clinical trials beginning in 2006.

Spinal cord stimulation

The implantable Precision® Spinal Cord Stimulation System is designed to provide advanced pain management by delivering a small electrical signal to a neural target on the spinal cord to mask pain signals. A full U.S. market release is planned for 2005, with release to select markets outside the U.S. sometime in 2006.

Neuromodulation for migraine relief

The *bion*™ Microstimulator could give new hope to millions of migraine headache sufferers. It is a complete neurostimulation system designed to relieve migraine pain by sending electrical pulses to the occipital nerves at the base of the skull. Its rechargeable battery can be charged through the skin. A pivotal study designed to evaluate efficacy could result in a commercial release of the *bion* Microstimulator by 2010.



Sepideh Hashemi, Vice President for Strategic Program Management, and Fred Colen, Executive Vice President and Chief Technology Officer



Boston Scientific is pursuing an extraordinary range of product opportunities that strengthens our leadership in drug-eluting stents, provides growth in existing markets and expands our reach into entirely new markets for the Company. It's all part of our commitment to delivering what's next for clinicians and their patients.

Dr. Bob Richard, Dr. Jim Barry and Dr. Kalpana Kamath of the Natick, Massachusetts, Corporate Research & Development Group





Engineer Helen Lavin looks at the TAXUS® Express™ paclitaxel-eluting coronary stent, magnified by a scanning electron microscope.

2004

Consolidated Financial Statements

Boston Scientific and Subsidiaries

Table of Contents

Overview

Boston Scientific Corporation is a worldwide developer, manufacturer and marketer of medical devices that are used in a broad range of interventional medical specialties including interventional cardiology, peripheral interventions, vascular surgery, electrophysiology, neurovascular intervention, oncology, endoscopy, urology, gynecology and neuromodulation. Our mission is to improve the quality of patient care and the productivity of healthcare delivery through the development and advocacy of less-invasive medical devices and procedures. This mission is accomplished through the continuing refinement of existing products and procedures and the investigation and development of new technologies that can reduce risk, trauma, cost, procedure time and the need for aftercare. Our approach to innovation combines internally developed products and technologies with those we obtain externally through our strategic acquisitions and alliances.

Our management's discussion and analysis (MD&A) begins with an executive summary that outlines our financial highlights during 2004 and focuses on the impact of drug-eluting stents to our operations. Following the executive summary is an examination of the material changes in our operating results for 2004 as compared to 2003 and our operating results for 2003 as compared to 2002. The discussion then provides an examination of liquidity, focusing primarily on material changes in our operating, investing and financing cash flows, as depicted in our statements of cash flows, and the trends underlying these changes. Finally, MD&A provides information on market risk exposures and certain legal matters.

Executive Summary

Our net sales in 2004 increased to $5,624 million from $3,476 million in 2003, an increase of 62 percent. Excluding the favorable impact of $155 million of foreign currency fluctuations, our net sales increased 57 percent. Our gross profit increased to $4,332 million, or 77.0 percent of net sales, in 2004 from $2,515 million, or 72.4 percent of net sales, in 2003. Our reported net income for 2004 was $1,062 million, or $1.24 per diluted share, as compared to $472 million, or $0.56 per diluted share, in 2003. Our reported results included net after-tax charges of $332 million, or $0.39 per diluted share, in 2004 as compared to net after-tax charges of $49 million, or $0.06 per diluted share, in 2003.[1] In addition, our cash provided by operating activities was $1,804 million in 2004 as compared to $787 million in 2003.

This growth in 2004 resulted largely from sales of our TAXUS® Express²™ paclitaxel-eluting coronary stent system that we launched in the United States (U.S.) in March 2004 and in our Europe and Inter-Continental markets during the first quarter of 2003. TAXUS stent sales in 2004 were $2,143 million, or 38 percent of our net sales, as compared to $198 million, or 6 percent of our net sales, in 2003. We have achieved leading drug-eluting stent market share positions within our U.S., Europe and Inter-Continental markets. We have not yet launched a drug-eluting stent system within our Japan market. In the U.S., physicians have rapidly adopted drug-eluting stent technology. As of December 31, 2004, we estimate that physicians in the U.S. have converted approximately 85 percent of the stents they use in interventional procedures from bare-metal stents to drug-eluting stents. In our Europe and Inter-Continental markets, conversion rates have been more gradual primarily due to the timing of local reimbursement and funding levels. As of December 31, 2004, we estimate that physicians in our Europe and Inter-Continental markets have converted approximately 40 percent of the stents they use in interventional procedures from bare-metal stents to drug-eluting stents. We continue to expect year-to-year growth in our drug-eluting stent sales in 2005 as a result of a full year of sales in the U.S. and increased adoption rates in our Europe and Inter-Continental markets. Further, our drug-eluting stent system is currently one of only two drug-eluting products in the U.S. market and there is uncertainty regarding the timing of new entrants into that market.

During 2004, we partially invested our increased gross profit in various research and development initiatives, particularly related to our coronary stent franchise; we funded additional headcount and programs to strengthen our sales and marketing organization; and we made enhancements to our manufacturing and distribution network. In 2005, we will continue to invest aggressively to sustain our leadership in drug-eluting stent technology and to expand our new product offerings through internal development, acquisitions and strategic alliances.

We continued to generate strong operating cash flow during 2004, which increased over $1 billion as compared to 2003. In addition, due to favorable market conditions, we raised $1.1 billion from the public markets through two bond offerings during 2004. We used cash generated from operating activities and from the public debt issuances to repay short-term debt obligations, to repurchase shares of our common stock on the open market and to fund 2004 strategic alliances and acquisitions, including our $740 million acquisition of Advanced Bionics Corporation (Advanced Bionics). The acquisition of Advanced Bionics expands our technology portfolio into the implantable microelectronic device market that physicians use to treat numerous neurological disorders.

[1] The 2004 net after-tax charges consisted of a $75 million provision for legal and regulatory exposures; a $71 million enhancement to our 401(k) Retirement Savings Plan (401(k) Plan); $65 million of purchased research and development; a $61 million charge relating to taxes on the approximately $1 billion of cash that we plan to repatriate in 2005 under the American Jobs Creation Act of 2004; and a $60 million non-cash charge resulting from certain modifications to our stock option plans. The 2003 net after-tax charges consisted of $37 million of purchased research and development and $12 million in charges related to litigation and product liability settlements.

Results of Operations

Net Sales

The following table provides our net sales by region and the relative change on an as reported and constant currency basis:

(in millions)	2004	2003	2002	2004 versus 2003		2003 versus 2002	
				As Reported Currency Basis	Constant Currency Basis	As Reported Currency Basis	Constant Currency Basis
United States	**$ 3,502**	**$ 1,924**	**$ 1,756**	**82%**	**82%**	**10%**	**10%**
Europe	$ 994	$ 672	$ 456	48%	35%	47%	26%
Japan	613	541	494	13%	6%	10%	2%
Inter-Continental	515	339	213	52%	44%	59%	48%
International	**$ 2,122**	**$ 1,552**	**$ 1,163**	**37%**	**27%**	**33%**	**20%**
Worldwide	**$ 5,624**	**$ 3,476**	**$ 2,919**	**62%**	**57%**	**19%**	**14%**

The following table provides our worldwide net sales by division and the relative change on an as reported and constant currency basis:

(in millions)	2004	2003	2002	2004 versus 2003		2003 versus 2002	
				As Reported Currency Basis	Constant Currency Basis	As Reported Currency Basis	Constant Currency Basis
Cardiovascular	$ 4,107	$ 2,168	$ 1,797	89%	84%	21%	15%
Electrophysiology	130	113	101	15%	12%	12%	8%
Neurovascular	253	223	169	13%	9%	32%	23%
Cardiovascular	**$ 4,490**	**$ 2,504**	**$ 2,067**	**79%**	**74%**	**21%**	**15%**
Oncology	$ 186	$ 166	$ 143	12%	8%	16%	12%
Endoscopy	641	580	513	11%	7%	13%	8%
Urology	261	226	196	15%	13%	15%	13%
Endosurgery	**$ 1,088**	**$ 972**	**$ 852**	**12%**	**9%**	**14%**	**10%**
Neuromodulation	**$ 46**			N/A	N/A	N/A	N/A
Worldwide	**$ 5,624**	**$ 3,476**	**$ 2,919**	**62%**	**57%**	**19%**	**14%**

We manage our international operating regions and divisions on a constant currency basis, while market risk from currency exchange rate changes is managed at the corporate level.

U.S. Net Sales

In 2004, our U.S. net sales increased by $1,578 million, or 82 percent, as compared to 2003. The increase related primarily to $1,570 million in sales of our TAXUS stent system. We launched the TAXUS stent system in the U.S. late in the first quarter of 2004. Declines in our bare-metal stent revenue by $155 million to $59 million in 2004 partially offset this increase as physicians continued to convert the stents they use in interventional procedures from bare-metal stents to drug-eluting stents, including our TAXUS stent system. Sales from other products within our Cardiovascular division also increased by $49 million, or 5 percent, during 2004. The remainder of the increase in our U.S. revenues related to sales growth in each of our other U.S. divisions, including $37 million in sales from our Neuromodulation division. We established this division following our June 2004 acquisition of Advanced Bionics.

In 2003, our U.S. net sales increased by $168 million, or 10 percent, as compared to 2002. The increase related primarily to sales growth in our Cardiovascular division. Our coronary stent revenues in the U.S. increased in 2003 by $35 million, or 19 percent, due to sales of the Express²™ coronary stent system that we launched in September 2002. Sales from our other Cardiovascular products, including the Maverick® coronary angioplasty balloon catheters and the FilterWire EX™ embolic protection device, also increased by $50 million, or 6 percent, as compared to 2002. The remainder of the increase in our U.S. revenues related to sales growth in each of our other U.S. divisions.

International Net Sales

In 2004, our international net sales increased by $570 million, or 37 percent, as compared to 2003. The increase related primarily to sales growth of our TAXUS stent system by $375 million, or 189 percent, in our Europe and Inter-Continental markets. We launched the TAXUS stent system in these markets during the first quarter of 2003. The remainder of the increase in our revenue in these markets was due to incremental growth in various product franchises, none of which was individually significant.

In 2004, our Japan net sales increased by $72 million, or 13 percent, as compared to 2003 primarily due to $57 million in sales of our Express² coronary stent system. We launched the Express² coronary stent system in Japan during the first quarter of 2004. During the second quarter of 2004, one of our competitors launched its drug-eluting stent in Japan. As a result, we experienced declining coronary stent sales in Japan throughout the second half of 2004. Until we launch our drug-eluting stent in Japan, which we expect to occur late in 2006, we do not expect significant sales of our coronary stents in Japan.

In 2003, our international net sales increased by $389 million, or 33 percent, as compared to 2002. The increase related primarily to $198 million in sales of our TAXUS stent system in our Europe and Inter-Continental markets. The remainder of the increase in our net sales in these markets was due to incremental growth in various product franchises, including our ultrasound product line as well as peripheral vascular stents and balloons.

Gross Profit

The following table provides a summary of our gross profit:

(in millions)	2004		2003		2002	
	$	% of Net Sales	$	% of Net Sales	$	% of Net Sales
Gross profit	4,332	77.0	2,515	72.4	2,049	70.2

In 2004, our gross profit, as a percentage of net sales, increased by 4.6 percentage points as compared to 2003. Shifts in our product sales mix toward higher margin products, primarily drug-eluting coronary stent systems in the U.S., increased our gross profit as a percentage of net sales by 6.5 percentage points. This improvement in our gross profit as a percentage of net sales was partially reduced by 1.0 percentage point related to $57 million in inventory write-downs, with $43 million of that amount attributable to our recalls of certain coronary stent systems and $14 million attributable to the write-down of TAXUS stent inventory due to shelf-life dating. In addition, other expenses primarily associated with increased investments in our manufacturing capabilities reduced gross profit as a percentage of net sales during 2004 by approximately 1.0 percentage point. We anticipate that our gross profit will continue to increase during 2005 due to expected sales growth of higher margin products, including our TAXUS stent system.

In 2003, our gross profit, as a percentage of net sales, increased by 2.2 percentage points as compared to 2002. Cost reductions resulting from prior year initiatives that related to plant network optimization, manufacturing process control and supply chain optimization increased gross profit as a percentage of net sales by 3.0 percentage points. In addition, shifts in our product sales mix toward higher margin products, primarily coronary stents, increased gross profit as a percentage of net sales by 1.3 percentage points. These improvements in gross profit were partially reduced by increased period expenses, including start-up costs associated with TAXUS stent system production, which decreased gross profit as a percentage of our net sales by 1.0 percentage point.

Operating Expenses

The following table provides a summary of certain of our operating expenses:

(in millions)	2004		2003		2002	
	$	% of Net Sales	$	% of Net Sales	$	% of Net Sales
Selling, general and administrative expenses	1,742	31.0	1,171	33.7	1,002	34.3
Research and development expenses	569	10.1	452	13.0	343	11.8
Royalty expense	195	3.5	54	1.6	36	1.2
Amortization expense	112	2.0	89	2.6	72	2.5

Selling, General and Administrative (SG&A) Expenses

In 2004, our SG&A expenses increased by $571 million, or 49 percent, as compared to 2003. The increase related primarily to approximately $200 million in additional marketing programs, increased headcount and higher sales force commission expenses, mainly attributable to our TAXUS stent program, and, to a lesser degree, to support our other product franchises; and $40 million due to the impact of foreign currency fluctuations. In addition, our SG&A expenses in 2004 included charges of $110 million attributable to an enhancement to our 401(k) Plan and $90 million resulting from certain modifications to our stock option plans. Further, our SG&A expenses included $40 million in operating expenses associated with our acquisition of Advanced Bionics. As a percentage of our net sales, SG&A expenses decreased to 31.0 percent in 2004 from 33.7 percent in 2003 primarily due to the significant increase in our net sales in 2004. We anticipate that SG&A expenses will continue to increase, but decrease as a percentage of net sales, excluding the impact of any future acquisitions, due to expected revenue growth and our plan to continue to grow SG&A spending at a slower rate than revenue.

In 2003, our SG&A expenses increased by $169 million, or 17 percent, as compared to 2002. The increase related primarily to approximately $95 million in additional marketing programs, increased headcount and higher employee compensation, mainly attributable to our TAXUS stent program, and, to a lesser degree, to support our other product franchises; and $45 million due to the impact of foreign currency fluctuations. As a percentage of our net sales, SG&A expenses decreased to 33.7 percent in 2003 from 34.3 percent in 2002 primarily due to our efforts to control general and administrative expenses.

Research and Development Expenses

Our investment in research and development reflects spending on regulatory compliance and clinical research as well as new product development programs. In 2004, our research and development expenses increased by $117 million, or 26 percent, as compared to 2003. The increase related primarily to an increased investment of approximately $50 million in our Cardiovascular division, which was mainly associated with our next-generation stent platforms. In addition, our research and development expenses in 2004 included $25 million attributable to our acquisition of Advanced Bionics. The remainder of the growth in our research and development spending reflects investments to enhance our clinical and regulatory infrastructure and provide additional funding for research and development on next-generation and novel technology offerings across multiple programs and divisions. As a percentage of our net sales, research and development expenses decreased to 10.1 percent in 2004 from 13.0 percent in 2003 primarily due to the significant increase in our net sales in 2004. In 2005, we expect to continue to invest aggressively in research and development and we expect research and development spending to remain at approximately 10 percent of our net sales in 2005.

In 2003, our research and development expenses increased by $109 million, or 32 percent, as compared to 2002. As a percentage of our net sales, research and development expenses increased to 13.0 percent in 2003 from 11.8 percent in 2002. The increase related primarily to an increased investment of $55 million in our drug-eluting stent franchise. In addition, in 2003, we increased our investment in certain other Cardiovascular projects by $15 million and in Endosurgery projects by $25 million.

Royalty Expense

In 2004, our royalty expense increased by $141 million, or 261 percent, as compared to 2003. As a percentage of net sales, royalty expense increased to 3.5 percent in 2004 from 1.6 percent in 2003. The increase in our royalty expense related to sales growth of royalty-bearing products, primarily sales of our TAXUS stent system. Royalty expense attributable to sales of our TAXUS stent system increased by $137 million to $147 million for 2004 as compared to 2003. In November 2004, we exercised our right under an existing licensing agreement with Angiotech Pharmaceuticals, Inc. (Angiotech) to obtain an exclusive license for the use of paclitaxel and other agents for certain applications in the coronary vascular field. In exchange for the exclusive license, we will pay Angiotech an additional royalty of one percentage point on certain future sales. We anticipate that royalty expense, as a percentage of our net sales, will increase to approximately 4 percent in 2005. In addition, we continue to enter strategic technological alliances, some of which include royalty commitments.

In 2003, our royalty expense increased by $18 million, or 50 percent, as compared to 2002. As a percentage of our net sales, royalty expense increased to 1.6 percent in 2003 from 1.2 percent in 2002. The increase related to sales growth of our royalty-bearing products, including $10 million of royalty expense payable on sales of our TAXUS stent system.

Amortization Expense

In 2004, our amortization expense increased by $23 million, or 26 percent, as compared to 2003. The increase related primarily to the amortization of intangible assets from the acquisitions in 2004 of Advanced Bionics and Precision Vascular Systems, Inc. (PVS). Amortization expense for these two acquisitions was $17 million in 2004. As a percentage of our net sales, amortization expense decreased to 2.0 percent in 2004 from 2.6 percent in 2003 primarily due to the significant increase in our net sales in 2004.

In 2003, our amortization expense increased by $17 million, or 24 percent, as compared to 2002. As a percentage of our net sales, amortization expense increased to 2.6 percent in 2003 from 2.5 percent in 2002. The increase related primarily to amortization of intangible assets we acquired during 2003 and 2002.

Interest Expense and Other, Net

Our interest expense increased to $64 million in 2004 from $46 million in 2003 and $43 million in 2002. The increase in 2004 related primarily to an increase in our average debt levels and in average market interest rates on our floating-rate borrowings.

Our other, net reflected expense of $16 million in 2004 and expense of $8 million in 2003. In 2004, our other, net included realized gains of $36 million from sales of investments that were offset by asset write-downs of $58 million associated with certain investments in and loans to privately held companies. We do not believe that these write-downs of assets will have a material impact on our future operations. In addition, our other, net included interest income of $20 million in 2004 and $6 million in 2003. Our interest income increased in 2004 due to growth in our overseas cash balances and our increased investment in securities with longer maturity dates.

Our other, net reflected expense of $18 million in 2002, which included a donation of $18 million to fund the Boston Scientific Foundation, a charitable organization dedicated to the advancement of healthcare and education.

Tax Rate

The following table provides a summary of our reported tax rate:

	2004	2003	2002	Percentage Point Increase/(Decrease) 2004 versus 2003	Percentage Point Increase/(Decrease) 2003 versus 2002
Reported tax rate	28.9%	26.6%	32.1%	2.3	(5.5)
Impact of certain charges*	4.9%	1.6%	3.1%	3.3	(1.5)

*These charges are taxed at different rates than our effective tax rate.

In 2004, the increase in our reported tax rate as compared to 2003 related primarily to the net impact of certain charges during 2004 that are taxed at different rates than our effective tax rate. These charges included a provision for an extraordinary dividend related to overseas cash balances we plan to repatriate in 2005 pursuant to the American Jobs Creation Act; an accrual for our legal and regulatory exposures; an enhancement to our 401(k) Plan; purchased research and development; and a non-cash charge resulting from certain modifications to our stock option plans. In addition, our effective tax rate was favorably impacted by more revenue being generated from products manufactured in lower tax jurisdictions. Offsetting this favorable impact was our decision to repatriate cash from certain of our non-U.S. operations that did not qualify under the American Jobs Creation Act. In connection with this decision, we established a deferred tax liability of $86 million that we believe is adequate to cover the taxes related to this repatriation. Management currently estimates that our 2005 effective tax rate, excluding certain charges, will be approximately 24 percent. However, geographic changes in the manufacture of our products or future business acquisitions may positively or negatively impact our effective tax rate.

In 2003, the decrease in our reported tax rate as compared to 2002 related primarily to the decrease in our purchased research and development charges to $37 million in 2003 from $85 million in 2002, which were not deductible for tax purposes. In addition, during 2003, we settled several audits and reduced our previous estimate for accrued taxes by $139 million to reflect the resolution of these audits. Further, as we generated more revenue from products manufactured in lower tax jurisdictions, our overall effective tax rate was favorably impacted. Offsetting this favorable impact was our decision to repatriate cash from certain non-U.S. operations. We established a deferred tax liability of $180 million that we believe is adequate to cover the taxes related to this repatriation.

Litigation-Related Charges and Credits

In 2004, we recorded a $75 million provision for legal and regulatory exposures. In 2003, we agreed to settle a number of our outstanding product liability cases. The cost of settlement in excess of our available insurance limits was $8 million. In addition, during 2003, we recorded a $7 million charge related to an adverse judgment in a suit filed by the Federal Trade Commission.

In 2002, we recorded a favorable settlement with Medtronic, Inc. (Medtronic) of $175 million related to Medtronic's rapid exchange stent delivery systems and angioplasty dilatation balloon catheters. In addition, we recorded a net charge of $76 million for settlements related to our rapid exchange catheter technology.

Purchased Research and Development

In 2004, we recorded $65 million of purchased research and development. Our 2004 purchased research and development consisted primarily of $50 million relating to our June 2004 acquisition of Advanced Bionics and $14 million relating to our April 2004 acquisition of PVS. The most significant in-process projects acquired in connection with our 2004 acquisitions included Advanced Bionics' bion® microstimulator and drug delivery pump, which collectively represented 77 percent of our 2004 acquired in-process projects' value. The bion microstimulator is an implantable neurostimulation device designed to treat a variety of neurological conditions, including migraine headaches, urge incontinence, epilepsy and sleep apnea. The cost to complete the bion microstimulator is estimated to be between $35 million and $45 million. The Advanced Bionics drug delivery pump is an implanted programmable device designed to treat chronic pain. The cost to complete the drug delivery pump is estimated to be between $30 million and $40 million. As of the date we acquired Advanced Bionics, we expected the products to be commercially available on a worldwide basis within four years.

In 2003, we recorded $37 million of purchased research and development. Our 2003 purchased research and development consisted of $9 million relating to our acquisition of InFlow Dynamics, Inc. (InFlow) and $28 million relating primarily to certain acquisitions we consummated in prior years. The in-process projects acquired in connection with our acquisition of InFlow were not significant to our consolidated results. The purchased research and development associated with the prior years' acquisitions related primarily to our acquisition of Embolic Protection, Inc. (EPI) and resulted from consideration that was contingent at the date of acquisition, but earned during 2003.

In 2002, we recorded $85 million of purchased research and development. Our 2002 purchased research and development related primarily to the acquisitions of Enteric Medical Technologies, Inc. (EMT) and Smart Therapeutics, Inc. (Smart). The most significant in-process projects acquired in connection with our 2002 acquisitions included

EMT's ENTERYX® Liquid Polymer Technology and Smart's atherosclerosis stent, which collectively represented 82 percent of our 2002 acquired in-process projects' value. ENTERYX is a patented liquid polymer for the treatment of gastroesophageal reflux disease symptoms. During 2003, we completed the ENTERYX in-process project and received FDA approval for this technology. The total cost for us to complete the project was $6 million. The atherosclerosis stent is a self-expanding nitinol stent designed to treat narrowing of the arteries around the brain. We continue to pursue the development of Smart's atherosclerosis stent and believe we have a reasonable chance of completing the project. We have spent $7 million on this project as of December 31, 2004 and estimate additional costs of $1 million to complete the project. These estimates approximate our estimates at the time of acquisition.

Outlook

In 2004, we increased our net sales by 62 percent, our reported net income by 125 percent and our cash provided by operating activities by 129 percent. This growth was primarily due to sales of our TAXUS stent system that was approved for sale in the U.S. on March 4, 2004. We estimate that the worldwide coronary stent market will exceed $5 billion in 2005 and approximate $6 billion in 2006. Historically, the worldwide coronary stent market has been dynamic and highly competitive with significant market share volatility. Drug-eluting stents are estimated to represent approximately 87 percent of the worldwide coronary stent market in 2005 and approximately 90 percent in 2006. Our drug-eluting stent system is currently one of only two drug-eluting products in the U.S. market and there is uncertainty regarding the timing of new entrants into that market. We believe that we can maintain our leadership position within the drug-eluting stent market for a variety of reasons, including:

- the positive and consistent results of our TAXUS clinical trials;
- the performance benefits of our current technology;
- the strength of our pipeline of drug-eluting stent products and the planned launch sequence of these products;
- our overall market leadership in interventional medicine and our sizeable interventional cardiology sales force; and
- our significant investments in our sales, clinical, marketing and manufacturing capabilities.

However, a material decline in our drug-eluting stent revenue would have a significant adverse impact on our future operating results. The most significant variables that may impact the size of the drug-eluting coronary stent market and our position within this market include:

- unexpected variations in clinical results or product performance of our and our competition's products;
- the timing of new competitive launches;
- the average selling prices of drug-eluting stent systems;
- delayed or limited regulatory approvals and reimbursement policies;
- litigation related to intellectual property;
- continued physician confidence in our technology;
- the average number of stents used per procedure;
- expansion of indications for use; and
- the international adoption rate of drug-eluting stent technology.

We recently announced nine-month results from our TAXUS V clinical trial. TAXUS V expands on the TAXUS IV pivotal trial by studying a higher-risk patient population, including patients with small vessels, large vessels and long lesions requiring multiple overlapping stents. The overall TAXUS V study met its primary endpoint of safety and efficacy as well as all secondary endpoints. In addition, stent thrombosis rates were virtually identical between the TAXUS stent and bare-metal stents indicating comparable safety of drug-eluting stents and bare-metal stents. However, inconsistent clinical data from existing or future trials conducted by us, by our competitors or by third parties may impact our position in and share of the drug-eluting stent market.

Our drug-eluting stent system is currently one of only two drug-eluting products in the U.S. market. We expect our share of the drug-eluting stent market as well as unit prices to be adversely impacted as additional competitors enter the drug-eluting stent market, which we anticipate during 2005 internationally and during 2006 in the U.S. During the first quarter of 2005, we completed our initial launch of our next-generation drug-eluting stent product, the TAXUS Liberté™ coronary stent system, in certain Inter-Continental markets. We expect to launch the TAXUS Liberté coronary stent system in Europe during 2005 and in the U.S. during 2006, subject to regulatory approval. In 2004, Johnson & Johnson announced its intention to acquire Guidant Corporation (Guidant). Johnson & Johnson and Guidant are two of our primary competitors in the coronary stent market and this acquisition may create increased volatility and uncertainty within the coronary stent market.

In addition, during the second quarter of 2004, one of our competitors launched its drug-eluting stent in Japan, which has converted rapidly to drug-eluting stent technology. In order to receive regulatory approval of the TAXUS stent system in Japan, we were required during 2004 to conduct a small clinical trial using the TAXUS stent system with the antiplatelet therapy Ticlid® We currently expect to launch the TAXUS stent system in Japan late in 2006, subject to regulatory approval. Due to the timing of regulatory approval for our TAXUS stent system and recent government-mandated, industry-wide pricing reductions for medical devices in Japan, we believe that our operating income in Japan may be reduced by approximately $70 million in 2005 as compared to 2004. Until we launch our drug-eluting stent in Japan, it is likely that our Japan business will be subject to significant market share and price pressure.

There continues to be significant intellectual property litigation in the coronary stent market. We are currently involved in a number of legal proceedings with our competitors, including Johnson & Johnson, Medtronic and Medinol Ltd. (Medinol). There can be no assurance that an adverse outcome in one or more of these proceedings would not impact our ability to meet our objectives in the market. See the notes to our consolidated financial statements contained in this annual report for a description of these legal proceedings.

The manufacture of our TAXUS stent system involves the integration of multiple technologies, critical components, raw materials and complex processes. Inventory levels may be impacted by significant favorable or unfavorable changes in forecasted demand as well as disruptions associated with the TAXUS stent manufacturing process. Variability in expected demand or the timing of the launch of next-generation products may result in excess or expired inventory positions and future inventory charges.

In July and August, we announced the voluntary recalls of approximately 88,000 TAXUS Express[2] stent systems and 11,000 Express[2] stent systems, due to characteristics in the delivery catheters that had the potential to impede balloon deflation during a coronary angioplasty procedure. As a result of our investigation made in conjunction with the recalls, we implemented reviews of our manufacturing process, additional inspections and an FDA-approved modification to the manufacturing process for these products. We believe that these measures have been and continue to be effective in reducing the occurrence of balloon non-deflation.

In connection with the voluntary recalls described above, we recorded a sales return reserve of $35 million and an inventory write-down of $43 million. The sales return reserve was established for all customer-owned inventory that was subject to the recalls. We reversed the sales return reserve in the second half of 2004 upon the replacement of recalled units with new units to customers. The inventory write-down related to inventory on consignment (i.e., inventory we owned) and inventory on hand at our facilities that was subject to the recalls. We placed the recalled inventory into quarantine upon receipt and we will scrap it when permitted by the FDA. We do not intend to sell the quarantined inventory. In October 2004, the FDA indicated that it would seek no further regulatory action regarding the recalls.

Our approach to innovation combines internally developed products and technologies with those we obtain externally through our strategic acquisitions and alliances. Our acquisitions are intended to expand further our ability to offer our customers effective, quality medical devices that satisfy their interventional needs. Management believes it has developed a sound plan to integrate these businesses. However, our failure to integrate these businesses successfully could impair our ability to realize the strategic and financial objectives of these transactions. In connection with these acquisitions and other strategic alliances, we have acquired numerous in-process research and development platforms. As we continue to undertake strategic initiatives, it is reasonable to assume that we will acquire additional in-process research and development platforms.

In addition, we have entered a significant number of strategic alliances with privately held and publicly traded companies. Many of these alliances involve equity investments and often give us the option to acquire the other company in the future. We enter these strategic alliances to broaden our product technology portfolio and to strengthen and expand our reach into existing and new markets. The success of these alliances is an important element of our growth strategy. However, the full benefit of these alliances is often dependent on the strength of the other companies' underlying technology. The inability to achieve regulatory approvals and launch competitive product offerings, or litigation related to these technologies, among other factors, may prevent us from realizing the benefit of these alliances.

We expect to continue to invest aggressively in our drug-eluting stent program to achieve sustained worldwide market leadership positions. Further, we anticipate increasing our focus and spending on internal research and development in areas outside of drug-eluting stent technology. We believe our focus will be primarily on endoscopic systems, carotid stenting, vascular sealing, endovascular aortic repair, cardiac rhythm management, bifurcation stenting and neuromodulation. In addition, we will continue to seek market opportunities and growth through investments in strategic alliances and acquisitions. Potential future acquisitions, including companies with whom we currently have strategic alliances or options to purchase, may be dilutive to our earnings and may require additional financing, depending on their size and nature.

International markets are also being affected by economic pressure to contain reimbursement levels and healthcare costs. Our profitability from our international operations may be limited by risks and uncertainties related to economic conditions in these regions, foreign currency fluctuations, regulatory and reimbursement approvals, competitive offerings, infrastructure development, rights to intellectual property and our ability to implement our overall business strategy. Any significant changes in the competitive, political, regulatory, reimbursement or economic environment where we conduct international operations may have a material impact on our revenues and profits.

Further, the trend in countries around the world, including Japan, toward more stringent regulatory requirements for product clearance, changing reimbursement models and more vigorous enforcement activities has generally caused or may cause medical device manufacturers like us to experience more uncertainty, delay, greater risk and higher expenses. In addition, we are required to renew regulatory approvals in certain international jurisdictions, which may require additional testing and documentation. A decision not to dedicate sufficient resources, or the failure to timely renew these approvals, may limit our ability to market our full line of existing products within these jurisdictions.

These factors may impact the rate at which we can grow. However, management believes that we are poised to take advantage of opportunities that exist in the markets we serve.

LIQUIDITY AND CAPITAL RESOURCES

The following table provides a summary of key performance indicators that we use to assess our liquidity:

(in millions)	2004	2003	2002
Cash and cash equivalents	$ 1,296	$ 671	$ 260
Short-term marketable securities	344	81	17
Cash provided by operating activities	1,804	787	736
Cash used for investing activities	1,622	871	485
Cash provided by (used for) financing activities	439	487	(175)
EBITDA*	$ 1,813	$ 879	$ 748

*The following represents a reconciliation between EBITDA and net income:

(in millions)	2004	2003	2002
Net income	$ 1,062	$ 472	$ 373
Income taxes	432	171	176
Interest expense	64	46	43
Interest income	(20)	(6)	(5)
Depreciation and amortization	275	196	161
EBITDA	$ 1,813	$ 879	$ 748

Management uses EBITDA to assess operating performance and believes that it may assist users of our financial statements in analyzing the underlying trends in our business over time. Users of our financial statements should consider this non-GAAP financial information in addition to, not as a substitute for, or as superior to, financial information prepared in accordance with GAAP. Our EBITDA included pre-tax charges of $340 million in 2004, $52 million in 2003 and $33 million in 2002.[2]

Operating Activities

Cash generated by our operating activities continues to provide a major source of funds for investing in our growth. The increase in cash generated by our operating activities is primarily attributable to the increase in EBITDA offset by changes in our operating assets and liabilities and certain tax-related items. The increase in EBITDA was primarily due to 2004 sales of our TAXUS stent system. A portion of the cash generated from these sales was invested in research and development projects and in our sales, clinical and manufacturing capabilities.

Significant cash flow effects from our operating assets and liabilities in 2004 included increases in cash flow of $364 million attributable to accounts payable and accrued expenses and $200 million attributable to taxes payable and other liabilities as well as decreases in cash flow of $317 million attributable to trade accounts receivable and $57 million attributable to inventories. The increase in accounts payable and accrued expenses related primarily to the enhancement we made to our 401(k) Plan in 2004; our provision for legal and regulatory exposures; royalty expense attributable to sales growth of royalty-bearing products; and an increase in employee-related accruals. A portion of these accounts payable and accrued expenses will be paid in the beginning of 2005. The increase in taxes payable and other liabilities related primarily to the increase in income taxes payable associated with our 2004 income growth. The increase in trade accounts receivable related primarily to our 2004 sales growth. The increase in inventories related primarily to our accumulation of inventory to fulfill worldwide demand for the TAXUS stent system.

Investing Activities

We made capital expenditures of $274 million in 2004 as compared to $187 million in 2003. The increase related primarily to our spending of $55 million during 2004 for the purchase and build out of an office complex for our Endosurgery division in the U.S. The remainder of the increase was attributable to our capital spending to enhance our manufacturing and distribution capabilities. We expect to incur capital expenditures of approximately $400 million during 2005, which includes further investments in our manufacturing and distribution capabilities, as well as our facility network.

[2]The 2004 pre-tax charges consisted of a provision for legal and regulatory exposures, an enhancement to our 401(k) Plan, purchased research and development and a non-cash charge resulting from certain modifications to our stock option plans. The 2003 pre-tax charges consisted of purchased research and development and charges related to litigation and product liability settlements. The 2002 pre-tax charges consisted of purchased research and development, costs related to our global operations strategy that was substantially completed in 2002, a charitable donation to fund the Boston Scientific Foundation and special credits for net amounts received in connection with litigation settlements.

In 2002, we began investing our excess cash in short-term marketable securities with maturity dates that exceeded 90 days in order to benefit from higher returns. In 2004, we purchased $660 million of these investments and we received $397 million from maturities of our short-term marketable securities.

Our investing activities during 2004 also included $729 million of net payments attributable to our acquisition of Advanced Bionics; $75 million of net payments attributable to our acquisition of PVS; $107 million of acquisition-related payments associated with EPI, Smart and InFlow; and $272 million of payments related to our strategic alliances with both privately held and publicly traded companies. These payments were offset by $98 million of cash proceeds from sales of privately held and publicly traded equity securities.

In March 2005, we acquired Advanced Stent Technologies, Inc. (AST), a developer of stent delivery systems that are designed to address coronary artery disease in bifurcated vessels. In conjunction with the acquisition of AST, we will pay approximately $120 million in shares of our common stock plus future consideration that is contingent upon AST achieving certain milestones.

Financing Activities

Our cash flows from financing activities reflect proceeds from long-term public debt issuances, repayment of short-term borrowings, payments for share repurchases and proceeds from stock issuances related to our equity incentive programs.

The following table provides a summary at December 31 of our net debt:

(in millions)	2004	2003
Short-term debt	$ 1,228	$ 553
Long-term debt	1,139	1,172
Gross debt	**$ 2,367**	**$ 1,725**
Less: cash, cash equivalents and marketable securities	1,640	752
Net debt	**$ 727**	**$ 973**

We had outstanding borrowings of $2,367 million at December 31, 2004 at a weighted average interest rate of 3.38 percent as compared to outstanding borrowings of $1,725 million at December 31, 2003 at a weighted average interest rate of 1.96 percent. During 2004, we received net proceeds from borrowings of $577 million. We used proceeds from debt issuances principally to fund our acquisitions and other strategic alliances.

Our cash and cash equivalents primarily relate to our non-U.S. operations. In October 2004, the U.S. enacted the American Jobs Creation Act. The American Jobs Creation Act creates a temporary incentive for U.S. corporations to repatriate accumulated income earned abroad by providing an 85 percent dividends received deduction for certain dividends from controlled foreign corporations. Although the deduction is subject to a number of limitations and uncertainty remains as to how to interpret certain provisions in the American Jobs Creation Act, we believe that we have made an informed decision on the impact of the American Jobs Creation Act on our repatriation plans. Based on that decision, we plan to repatriate $1,046 million in extraordinary dividends as defined in the American Jobs Creation Act during the first quarter of 2005 and accordingly have recorded a tax liability of $61 million as of December 31, 2004.

In 2004, we repatriated earnings of our non-U.S. subsidiaries for which we had previously accrued tax liabilities. Our resulting tax liabilities associated with this repatriation were $33 million. In addition, we established deferred tax liabilities of $86 million for additional amounts we plan to repatriate from certain of our non-U.S. operations that did not qualify under the American Jobs Creation Act. The tax liability we accrued for earnings of non-U.S. subsidiaries to be remitted in the future is $233 million at December 31, 2004.

Borrowings and Credit Arrangements

Revolving Credit Facilities: As of December 31, 2003, our credit facilities totaled $1,220 million. During 2004, we refinanced and increased our credit facilities, which totaled $2,185 million as of December 31, 2004. Our revolving credit facilities at December 31, 2004 consisted of a $1,624 million credit facility that terminates in May 2009; a $541 million credit facility that terminates in May 2005 and contains an option to convert into a one-year term loan maturing in May 2006; and a $20 million uncommitted credit facility that terminates in June 2005. Our use of the borrowings is unrestricted and the borrowings are unsecured.

Our credit facilities provide us with borrowing capacity and support our commercial paper program. We had $280 million of commercial paper outstanding at December 31, 2004 at a weighted average interest rate of 2.44 percent and $1,003 million outstanding at December 31, 2003 at a weighted average interest rate of 1.20 percent. In addition, we had 45 billion Japanese yen (translated to $439 million) of credit facility borrowings outstanding at a weighted average interest rate of 0.37 percent at December 31, 2004 as compared to no outstanding Japanese yen revolving credit facility borrowings at December 31, 2003.

We have a revolving credit and security facility that is secured by our U.S. trade receivables and provides $400 million of borrowing capacity. During 2004, we increased the facility borrowing capacity from $200 million to $400 million and extended the maturity to August 2005. Borrowing availability under this facility changes based upon the amount of our eligible receivables, concentration of our eligible receivables and other factors. Certain significant changes in the quality of our receivables may require us to repay borrowings immediately under the facility. The credit agreement required us to create a wholly owned entity, which we consolidate. This entity purchases our U.S. trade accounts receivable and then borrows from two third-party financial institutions using these receivables as collateral. The receivables and related borrowings remain on our balance sheet because we have the right to prepay any borrowings outstanding and effectively retain control over the receivables. Accordingly, pledged receivables are included as trade accounts receivable, net, while the corresponding borrowings are included as debt on our consolidated balance sheets. As of December 31, 2004, there were no outstanding borrowings under our revolving credit and security facility as compared to $194 million of outstanding borrowings at a weighted average interest rate of 1.44 percent at December 31, 2003.

In addition, we had uncommitted credit facilities with two commercial Japanese banks that provide for borrowings and promissory notes discounting of up to 15 billion Japanese yen (translated to $145 million) at December 31, 2004 and up to 14.6 billion Japanese yen (translated to $136 million) at December 31, 2003. Approximately $128 million of notes receivable were discounted at an average interest rate of 0.75 percent at December 31, 2004 and $113 million were discounted at an average interest rate of 1.38 percent at December 31, 2003.

As of December 31, 2004, we intended to repay all of our short-term debt obligations within the next twelve-month period. As of December 31, 2003, we had the ability and intent to refinance a portion of our short-term debt on a long-term basis through our revolving credit facilities and expected that a minimum of $650 million of our short-term obligations, including $456 million of our commercial paper and $194 million of our revolving credit and security facility borrowings, would remain outstanding beyond a twelve-month period. Accordingly, at December 31, 2003, we classified $650 million of our short-term borrowings as long-term borrowings.

Senior Notes: We had senior notes of $1,600 million outstanding at December 31, 2004 and $500 million outstanding at December 31, 2003. These senior notes are publicly registered securities.

At December 31, 2004 and December 31, 2003, we had $500 million of senior notes outstanding that we will repay in March 2005 (March 2005 Notes) upon maturity. The March 2005 Notes bear a semi-annual coupon of 6.625 percent, are not redeemable before maturity and are not subject to any sinking fund requirements.

In June 2004, we issued $600 million of senior notes due June 2014 (June 2014 Notes) under a public registration statement previously filed with the SEC. The June 2014 Notes bear a semi-annual coupon of 5.45 percent, are redeemable before maturity and are not subject to any sinking fund requirements. In November 2004, we filed a public registration statement with the SEC for the issuance of up to $1,500 million in various debt and equity securities. Under this public registration statement, we issued $250 million of senior notes due January 2011 (January 2011 Notes) and $250 million of senior notes due January 2017 (January 2017 Notes). The January 2011 Notes bear a semi-annual coupon of 4.25 percent, are redeemable before maturity and are not subject to any sinking fund requirements. The January 2017 Notes bear a semi-annual coupon of 5.125 percent, are redeemable before maturity and are not subject to any sinking fund requirements.

We entered into fixed-to-floating interest rate swaps to hedge against changes in the fair value of all of our senior notes. We have recorded changes in the fair value of our senior notes since entering the interest rate swaps. We recorded interest payments or receipts under the interest rate swap agreements as interest expense. For our March 2005 interest rate swap, we pay interest at six-month LIBOR plus 4.1 percentage points, which approximated 6.9 percent at December 31, 2004 and 5.3 percent at December 31, 2003. For our June 2014 interest rate swap, we pay interest at six-month LIBOR, which approximated 2.8 percent at December 31, 2004. For our January 2011 interest rate swap, we pay interest at six-month LIBOR minus approximately 0.1 percentage point and for our January 2017 interest rate swap, we pay interest at six-month LIBOR plus approximately 0.17 percentage points. As of December 31, 2004, the carrying amount of our June 2014 Notes included $32 million of unrealized gains that we recorded as other long-term assets to recognize the fair value of the interest rate swap. The fair values of our other interest rate swaps were immaterial at December 31, 2004 and December 31, 2003.

Equity

In 2004, we repurchased approximately 10 million of our own shares at an aggregate cost of $360 million. In addition, during 2004, our Board of Directors approved the repurchase of up to an additional 50 million shares of our common stock at prevailing market prices on the open market or in privately negotiated transactions. The new authorization is in addition to approximately 13 million shares remaining under our previous share repurchase authorizations. Our available cash and cash equivalents, future operating cash flow and credit facilities will fund our share repurchase program. As of December 31, 2004, we have repurchased approximately 107 million shares of our common stock under these authorizations and we have 9 million shares of our common stock in our treasury at year end. During the first quarter of 2005, we continued to repurchase shares of our common stock. We may repurchase additional shares throughout the remainder of 2005 depending on market conditions. Repurchased shares are available for reissuance under our equity incentive plans and for general corporate purposes, including strategic alliances and acquisitions.

During 2004, we received $225 million in proceeds from stock issuances related to our stock option and employee stock purchase plans. Proceeds from the exercise of employee stock options will vary from period to period based upon, among other factors, fluctuations in the exercise patterns of employees.

Contractual Obligations and Commitments

The following table provides a summary of certain information concerning our obligations and commitments to make future payments. See Notes D, F and G to our consolidated financial statements for additional information regarding our business combinations, long-term debt and lease arrangements.

	Payments Due by Period				
(in millions)	1 Year or less	2–3 Years	4–5 Years	After 5 Years	Total
Debt*	$ 1,228	$ 4	$ 3	$ 1,102	$ 2,337
Operating leases†	45	58	15	3	121
Purchase obligations†,‡	115	14	3		132
Minimum royalty obligations†	3	8	3	6	20
Total	**$ 1,391**	**$ 84**	**$ 24**	**$ 1,111**	**$ 2,610**

*Debt as reported in our consolidated balance sheets includes the mark-to-market effect of our interest rate swaps.
†In accordance with U.S. GAAP, these obligations are not reflected in our consolidated balance sheets.
‡These obligations related primarily to inventory commitments and capital expenditures entered in the normal course of business.

We accounted for all of our business combinations using the purchase method of accounting. We accounted for the business combinations completed before July 1, 2001 in accordance with Accounting Principles Board (APB) Opinion No. 16, *Business Combinations*. We accounted for the business combinations completed after June 30, 2001 in accordance with Financial Accounting Standards Board (FASB) Statement No. 141, *Business Combinations*.

Certain of our business combinations involve the payment of contingent consideration. For acquisitions completed before July 1, 2001, we allocate these payments, if made, to specific intangible asset categories, including purchased research and development, and assign the remainder to goodwill as if we had paid the consideration at the date of acquisition. For acquisitions completed after June 30, 2001, we allocate these payments, if made, to goodwill. Payment of the additional consideration is generally contingent upon the acquired companies' reaching certain performance milestones, including attaining specified revenue levels, achieving product development targets or obtaining regulatory approvals. In 2004, we recorded amounts for acquisition-related obligations primarily as an adjustment to goodwill. Of the amounts recorded for acquisition-related obligations in 2003, we recorded $24 million as an adjustment to purchased research and development, $9 million as an adjustment to other identifiable intangible asset categories, net of the related deferred tax liabilities, and we recorded the remainder as an adjustment to goodwill.

Certain earn-out payments are based on multiples of the acquired company's revenue during the earn-out period and, consequently, we cannot currently determine the total payments. However, we have developed an estimate of the maximum potential contingent consideration for each of our acquisitions with an outstanding earn-out obligation. At December 31, 2004, the estimated maximum potential amount of future contingent consideration (undiscounted) that we could be required to make associated with our business combinations is approximately $3.1 billion, some of which may be payable in our common stock. The milestones associated with the contingent consideration must be reached in certain future periods ranging from 2005 through 2013. The estimated cumulative specified revenue level associated with these maximum future contingent payments is approximately $7.0 billion. Since it is not possible to estimate when the acquired companies will reach their performance milestones or the amount of contingent consideration payable based on future revenues, the maximum contingent consideration has not been included in the table above.

Further, during 2005, we expect to exercise our options to purchase certain strategic alliances for approximately $300 million, some of which may be payable in our common stock.

Critical Accounting Policies

We have adopted accounting policies to prepare our consolidated financial statements in conformity with U.S. GAAP. We describe these accounting polices in Note A of our consolidated financial statements.

To prepare our consolidated financial statements in accordance with U.S. GAAP, management makes estimates and assumptions that may affect the reported amounts of our assets and liabilities, the disclosure of contingent assets and liabilities at the date of our financial statements and the reported amounts of our revenue and expenses during the reporting period. Our actual results may differ from these estimates.

These estimates are considered critical (1) if we are required to make assumptions about material matters that are uncertain at the time of estimation or (2) if materially different estimates could have been made or it is reasonably likely that the accounting estimate will change from period to period. The following are areas that we consider to be critical:

Revenue Recognition

Our revenue primarily consists of the sale of single-use disposable medical devices. Revenue is considered to be realized or realizable and earned when all of the following criteria are met: persuasive evidence of a sales arrangement exists; delivery has occurred or services have been rendered; the price is fixed or determinable; and collectibility is reasonably assured. These criteria are generally met at the time of shipment when the risk of loss and title passes to the customer or distributor, unless a consignment arrangement exists. We recognize revenue from consignment arrangements based on product usage, which indicates that the sale is complete.

We generally allow our customers to return defective or damaged products for credit. Our estimate for sales returns is based upon contractual commitments and historical trends and is recorded as a reduction to revenue.

We offer sales rebates and discounts to certain customers. We treat sales rebates and discounts as a reduction of revenue, with the corresponding liability being classified as current. We estimate rebates for products where there is sufficient historical information that can be used to predict the volume of expected future rebates. If we are unable to estimate the expected rebates reasonably, we record a liability for the maximum rebate percentage offered.

Inventories

We state inventories at the lower of first-in, first-out cost or market. Our provisions for excess or expired inventory are primarily based on management's estimates of forecasted net sales levels. A significant change in the timing or level of demand for our products as compared to forecasted amounts may result in recording additional provisions for excess or expired inventory in the future. We record provisions for inventory located in our manufacturing and distribution facilities as cost of sales.

Valuation of Business Combinations

We record intangible assets acquired in a business combination under the purchase method of accounting. We allocate the amounts we pay for each acquisition to the assets we acquire and liabilities we assume based on their fair values at the dates of acquisition. We then allocate the purchase price in excess of net tangible assets acquired to identifiable intangible assets, including purchased research and development. The fair value of identifiable intangible assets is based on detailed valuations that use information and assumptions provided by management. We allocate any excess purchase price over the fair value of the net tangible and intangible assets acquired to goodwill. The use of alternative purchase price allocations and alternative estimated useful lives could result in different intangible asset amortization expense in current and future periods.

The valuation of purchased research and development represents the estimated fair value at the dates of acquisition related to in-process projects. Our purchased research and development represents the value of in-process projects that have not yet reached technological feasibility and have no alternative future uses as of the date of acquisition. The primary basis for determining the technological feasibility of these projects is obtaining regulatory approval to market the underlying products in an applicable geographic region. We expense the value attributable to these projects in conjunction with the acquisition. If the projects are not successful or completed in a timely manner, we may not realize the financial benefits expected for these projects.

We use the income approach to establish the fair values of our purchased research and development. This approach establishes fair value by estimating the after-tax cash flows attributable to an in-process project over its useful life and then discounting these after-tax cash flows back to a present value. We base our revenue assumptions on estimates of relevant market sizes, expected market growth rates, expected trends in technology and expected product introductions by competitors. In arriving at the value of the in-process projects, we consider, among other factors, the in-process projects' stage of completion, the complexity of the work completed as of the acquisition date, the costs already incurred, the projected costs to complete, the contribution of core technologies and other acquired assets, the expected introduction date and the estimated useful life of the technology. We base the discount rate used to arrive at a present value as of the date of acquisition on the time value of money and medical technology investment risk factors. For the in-process projects we acquired in connection with our recent acquisitions, we used the following risk-adjusted discount rates to discount our projected cash flows: in 2004, 18 percent to 27 percent; in 2003, 24 percent; and in 2002, 17 percent to 26 percent. We believe that the estimated purchased research and development amounts so determined represent the fair value at the date of acquisition and do not exceed the amount a third party would pay for the projects.

Amortization and Impairment of Intangible Assets

We record intangible assets at historical cost. We amortize our intangible assets subject to amortization, including patents, licenses, developed technology and core technology, using the straight-line method over their estimated useful lives. We review these intangible assets at least annually to determine if any adverse conditions exist or a change in circumstances has occurred that would indicate impairment or a change in their remaining useful life. We also review our indefinite-lived intangible assets at least annually for impairment by calculating the fair value of our assets and comparing the calculated fair values to the related carrying values.

We test goodwill during the second quarter of each year for impairment, or more frequently if certain indicators are present or changes in circumstances suggest that impairment may exist. In performing the test, we calculate the fair value of the reporting units as the present value of estimated future cash flows using a risk-adjusted discount rate. The selection and use of an appropriate discount rate requires significant management judgment with respect to revenue and expense growth rates. We have not recorded impairment of goodwill in any of the years included in our consolidated statements of operations.

Investments in Strategic Alliances

As of December 31, 2004, we had investments in 58 strategic alliances totaling $529 million. As of December 31, 2003, we had investments in 61 strategic alliances totaling $558 million. These assets primarily represent investments in privately held and publicly traded equity securities. We account for investments in companies over which we have the ability to exercise significant influence under the equity method if we hold 50 percent or less of the voting stock. We account for investments in companies over which we do not have the ability to exercise significant influence under the cost method. Our determination of whether we have significant influence over an investment requires judgment.

We regularly review our strategic alliance investments for impairment indicators. Examples of events or circumstances that may indicate that an investment is impaired include a significant deterioration in earnings performance; a significant adverse change in the regulatory, economic or technological environment of an investee; and a significant doubt about an investee's ability to continue as a going concern. If we determine that impairment exists and it is other-than-temporary, we will reduce the carrying value of the investment to its estimated fair value and will recognize an impairment loss in our consolidated statements of operations. Our exposure to loss related to our strategic alliances is generally limited to our equity investments, notes receivable and intangible assets associated with these alliances.

As of December 31, 2004, we held investments totaling $61 million in two companies that we accounted for under the equity method. Our ownership percentages in these companies range from approximately 25 percent to 30 percent.

Income Taxes

We utilize the asset and liability method for accounting for income taxes. Under this method, we determine deferred tax assets and liabilities based on differences between the financial reporting and tax bases of our assets and liabilities. We measure deferred tax assets and liabilities using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

We recognized net deferred tax liabilities aggregating $18 million at December 31, 2004 and net deferred tax assets aggregating $94 million at December 31, 2003. The liabilities relate principally to deferred taxes associated with our acquisitions and earnings of our non-U.S. subsidiaries to be remitted in the future. The assets relate principally to the establishment of inventory and product-related reserves, purchased research and development, net operating loss carryforwards and tax credit carryforwards. In light of our historical financial performance, we believe these assets will be substantially recovered. See Note J of our consolidated financial statements for a detailed analysis of our deferred tax positions.

We reduce our deferred tax assets by a valuation allowance if, based upon the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. We consider relevant evidence, both positive and negative, to determine the need for a valuation allowance. Information evaluated includes our financial position and results of operations for the current and preceding years, as well as an evaluation of currently available information about future years.

We have provided for income taxes payable related to earnings of our foreign subsidiaries that may be repatriated in the foreseeable future. Income taxes are not provided on the unremitted earnings of our foreign subsidiaries where such earnings have been permanently reinvested in our foreign operations. It is not practical to estimate the amount of income taxes payable on the earnings that are permanently reinvested in foreign operations. Unremitted earnings of our foreign subsidiaries that are permanently reinvested are $1,005 million at December 31, 2004 and $1,184 million at December 31, 2003.

In addition, we operate within multiple taxing jurisdictions and could be subject to audit in these jurisdictions. These audits can involve complex issues, which may require an extended period of time to resolve and may cover multiple years. In management's opinion, adequate provisions for income taxes have been made for all years subject to audit.

Stock Option Modifications

During the fourth quarter, we modified certain of our stock option plans, principally for options granted prior to May 2001, to change the definition of retirement to conform to the definition generally used in our stock option plans subsequent to May 2001. As a result of these modifications, we recorded a $90 million charge ($60 million after-tax) in 2004. The key assumptions in estimating the charge were the anticipated retirement age and the expected exercise patterns for the individuals whose options were modified. If our assumptions do not approximate actual retirement behavior and exercise activity, we may need to record adjustments through our statements of operations.

Legal Costs

We are involved in various legal and regulatory proceedings, including intellectual property, breach of contract and product liability suits. In some cases, the claimants seek damages, as well as other relief, which, if granted, could require significant expenditures. We accrue costs of settlement, damages and, under certain conditions, costs of defense when such costs are probable and estimable. Otherwise, these costs are expensed as incurred. If the estimate of a probable loss is a range and no amount within the range is more likely, we accrue the minimum amount of the range. Our accrual for regulatory and litigation-related costs that were probable and estimable was $99 million at December 31, 2004 and $16 million at December 31, 2003. See further discussion of our legal proceedings in the Legal Matters section on page 16.

Product Liability Costs

We are substantially self-insured with respect to general and product liability claims. In the normal course of business, product liability claims are asserted against us. We accrue anticipated costs of litigation and loss for product liability claims based on historical experience, or to the extent specific losses are probable and estimable. We record losses for claims in excess of the limits of purchased insurance in earnings at the time and to the extent they are probable and estimable. Our accrual for product liability claims was $13 million at December 31, 2004 and $15 million at December 31, 2003. Product liability claims against us will likely be asserted in the future related to events not known to management at the present time. The absence of significant third-party insurance coverage increases our exposure to unanticipated claims or adverse decisions. However, based on product liability losses experienced in the past, our election to become substantially self-insured is not expected to have a material impact on our future operations.

Management believes that our risk management practices, including limited insurance coverage, are reasonably adequate to protect us against anticipated general and product liability losses. However, unanticipated catastrophic losses could have a material adverse impact on our financial position, results of operations and liquidity.

New Accounting Standard

On December 16, 2004, the FASB issued Statement No. 123(R), *Share-Based Payment*, which is a revision of Statement No. 123, *Accounting for Stock-Based Compensation*. Statement No. 123(R) supersedes APB Opinion No. 25, *Accounting for Stock Issued to Employees* and amends Statement No. 95, *Statement of Cash Flows*. In general, Statement No. 123(R) contains similar accounting concepts as those described in Statement No. 123. However, Statement No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. We expect to adopt Statement No. 123(R) when it becomes effective as of July 1, 2005.

Statement No. 123(R) permits public companies to adopt the new requirements using one of two methods:

1. A "modified prospective" method in that compensation cost is recognized beginning with the effective date (a) based on the requirements of Statement No. 123(R) for all share-based payments granted after the effective date of Statement No. 123(R) and (b) based on the requirements of Statement No. 123 for all awards granted to employees before July 1, 2005 that remain unvested as of July 1, 2005.
2. A "modified retrospective" method that includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under Statement No. 123 for purposes of pro forma disclosures either (a) for all prior periods presented or (b) for prior interim periods of the year of adoption.

We are currently evaluating which method we will use to adopt the requirements of Statement No. 123(R).

As permitted by Statement No. 123, we currently account for share-based payments to employees using Opinion No. 25's intrinsic value method and, as such, generally recognize no compensation cost for employee stock options, except as disclosed in Note M of our consolidated financial statements. Accordingly, the adoption of Statement No. 123(R)'s fair value method will impact our statements of operations. The impact of adoption of Statement No. 123(R) cannot be quantified at this time because it will depend on the level of share-based payments granted in the future and the method used to value such awards. However, had we adopted Statement No. 123(R) in prior periods, the impact of that standard would have approximated the impact of Statement No. 123 as described in our disclosure of pro forma net income and earnings per share in Note A to our consolidated financial statements. Statement No. 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under currently effective accounting literature. This requirement will reduce our net operating cash flows and increase our net financing cash flows in periods after our adoption of Statement No. 123(R). While we cannot estimate what those amounts will be in the future (because they depend on, among other things, when employees exercise stock options), the amount of operating cash flows we recognized in prior periods for such excess tax deductions was $185 million in 2004, $154 million in 2003 and $28 million in 2002.

Market Risk Disclosures

We develop, manufacture and sell medical devices globally and our earnings and cash flow are exposed to market risk from changes in currency exchange rates and interest rates. We address these risks through a risk management program that includes the use of derivative financial instruments. We operate the program pursuant to documented corporate risk management policies. We do not enter into any derivative transactions for speculative purposes. Gains and losses on derivative financial instruments substantially offset losses and gains on underlying hedged exposures. Furthermore, we manage our exposure to counterparty nonperformance on derivative instruments by entering into contracts with a diversified group of major financial institutions and by monitoring outstanding positions.

Our currency risk consists primarily of foreign currency denominated firm commitments, forecasted foreign currency denominated intercompany and third-party transactions and net investments in certain subsidiaries. We use both nonderivative (primarily foreign currency denominated borrowings) and derivative instruments to manage our earnings and cash flow exposure to changes in currency exchange rates. We had currency derivative instruments outstanding in the notional amount of $4,171 million at December 31, 2004 and $1,724 million at December 31, 2003. The increase is due to hedging forecasted increases in earnings and cash flows denominated primarily in Japanese yen and euro and to changes in our Japanese subsidiary structure. We recorded $70 million of other assets and $129 million of other liabilities to recognize the fair value of these derivative instruments at December 31, 2004 as compared to $15 million of other assets and $84 million of other liabilities recorded at December 31, 2003. A 10 percent appreciation in the U.S. dollar's value relative to the hedged currencies would increase the derivative instruments' fair value by $163 million at December 31, 2004 and by $105 million at December 31, 2003. A 10 percent depreciation in the U.S. dollar's value relative to the hedged currencies would decrease the derivative instruments' fair value by $190 million at December 31, 2004 and by $128 million at December 31, 2003. Any increase or decrease in the fair value of our currency exchange rate sensitive derivative instruments would be substantially offset by a corresponding decrease or increase in the fair value of the hedged underlying asset, liability or cash flow.

Our earnings and cash flow exposure to interest rate changes on U.S. dollar and Japanese yen denominated debt is partially offset by interest rate changes on U.S. dollar denominated cash investments. We use interest rate derivative instruments to manage our exposure to interest rate movements and to reduce borrowing costs by converting floating-rate debt into fixed-rate debt or fixed-rate debt into floating-rate debt. We had interest rate derivative instruments outstanding in the notional amount of $1,600 million at December 31, 2004 and $500 million at December 31, 2003. We recorded $32 million of other assets and $1 million of other liabilities to recognize the fair value of these derivative instruments at December 31, 2004 as compared to an immaterial amount at December 31, 2003. A one percent increase in global interest rates would decrease the derivative instruments' fair value by $84 million at December 31, 2004 as compared to $7 million at December 31, 2003. A one percent decrease in global interest rates would increase the derivative instruments' fair value by $92 million at December 31, 2004 as compared to $7 million at December 31, 2003. Any increase or decrease in the fair value of our interest rate sensitive derivative instruments would be substantially offset by a corresponding decrease or increase in the fair value of the hedged underlying liability.

LEGAL MATTERS

The interventional medicine market in which we primarily participate is in large part technology driven. Physician customers, particularly in interventional cardiology, move quickly to new products and new technologies. As a result, intellectual property rights, particularly patents and trade secrets, play a significant role in product development and differentiation. However, intellectual property litigation to defend or create market advantage is inherently complex and unpredictable. Furthermore, appellate courts frequently overturn lower court patent decisions.

In addition, competing parties frequently file multiple suits to leverage patent portfolios across product lines, technologies and geographies and to balance risk and exposure between the parties. In some cases, several competitors are parties in the same proceeding, or in a series of related proceedings, or litigate multiple features of a single class of devices. These forces frequently drive settlement not only of individual cases, but also of a series of pending and potentially related and unrelated cases. In addition, although monetary and injunctive relief is typically sought, remedies and restitution are generally not determined until the conclusion of the proceedings and are frequently modified on appeal. Accordingly, the outcomes of individual cases are difficult to time, predict or quantify and are often dependent upon the outcomes of other cases in other geographies.

Several third parties have asserted that our current and former stent systems infringe patents owned or licensed by them. Adverse outcomes in one or more of these proceedings could limit our ability to sell certain stent products in certain jurisdictions, or reduce our operating margin on the sale of these products. In addition, damage awards related to historical sales could be material. We have similarly asserted that stent systems or other products sold by these companies infringe patents owned or licensed by us.

In management's opinion, we are not currently involved in any legal proceeding other than those specifically identified in Note K to our consolidated financial statements, which, individually or in the aggregate, could have a material effect on our financial condition, operations and/or cash flows.

CAUTIONARY STATEMENT FOR PURPOSES OF THE SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

Certain statements that we may make from time to time, including statements contained in this report and information incorporated by reference into this report, constitute "forward-looking statements." Forward-looking statements may be identified by words like "anticipate," "expect," "project," "believe," "plan," "estimate," "intend" and similar words used in connection with, among other things, discussions of our financial performance, growth strategy, regulatory approvals, product development or new product launches, market position, sales efforts, intellectual property matters or acquisitions and divestitures. These forward-looking statements are based on our beliefs, assumptions and estimates using information available to us at the time and are not intended to be guarantees of future events or performance. If our underlying assumptions turn out to be incorrect, or if certain risks or uncertainties materialize, actual results could vary materially from the expectations and projections expressed or implied by our forward-looking statements. As a result, investors are cautioned not to place undue reliance on any of our forward-looking statements.

We do not intend to update these forward-looking statements even if new information becomes available or other events occur in the future. We have identified these forward-looking statements in order to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Certain factors that could cause actual results to differ materially from those expressed in forward-looking statements are contained below.

Stents

- Volatility in the coronary stent market, competitive offerings and the timing of receipt of regulatory approvals to market existing and anticipated drug-eluting stent technology and other coronary and peripheral stent platforms;
- Our ability to continue growth in revenue, gross profit, earnings and cash flow resulting from the sale of the TAXUS Express[2] drug-eluting stent system in the United States, to launch the TAXUS stent system in Japan late in 2006, and to launch the next-generation drug-eluting stent system, TAXUS Liberté stent system, in certain international markets in 2005 and in the United States in 2006;
- The continued availability of the TAXUS stent system in sufficient quantities and mix, our ability to prevent disruptions to our TAXUS stent system manufacturing processes and to maintain or replenish inventory levels consistent with forecasted demand around the world;
- The impact of new drug-eluting stents on the size of the coronary stent market, distribution of share within the coronary stent market in the United States and around the world, and average selling prices;
- The overall performance of and continued physician confidence in drug-eluting stents and the results of drug-eluting stent clinical trials undertaken by us or our competitors;
- Continued growth in the rate of physician adoption of drug-eluting stent technology in our Europe and Inter-Continental markets;
- Our ability to capitalize on the opportunity in the drug-eluting stent market for continued growth in revenue and earnings and to maintain and expand our worldwide market leadership positions through reinvestment in our drug-eluting stent program;
- Our ability to take advantage of our position as one of two early entrants in the United States drug-eluting stent market, to anticipate competitor products as they enter the market and to take advantage of opportunities that exist in the markets we serve; and
- Our ability to manage inventory levels, accounts receivable, gross margins and operating expenses relating to our TAXUS stent system and other product franchises and to react effectively to worldwide economic and political conditions.

Research and Development

- Our ability to successfully complete planned clinical trials, to obtain regulatory approvals and to develop and launch products on a timely basis within cost estimates, including the successful completion of in-process projects from purchased research and development;
- Our ability to manage research and development and other operating expenses in light of expected revenue growth over the next twelve-months;
- Our ability to fund and achieve benefits from our increased focus on internal research and development and external alliances as well as our ability to capitalize on opportunities across our businesses;
- Our ability to develop products and technologies successfully in addition to our TAXUS drug-eluting stent technology; and
- Our failure to succeed at, or our decision to discontinue, any of our growth initiatives.

Strategic Alliances

- Our ability to integrate the acquisitions and other strategic alliances we have consummated since early 2001;
- Our decision to exercise options to purchase certain strategic alliances and our ability to fund with cash or common stock these and other acquisitions; and
- The timing, size and nature of strategic initiatives, market opportunities and research and development platforms available to us and the ultimate cost and success of these initiatives.

Cash Flow

- Our ability to meet our projected cash needs and fund our share repurchase program over the next twelve-months, to maintain borrowing flexibility and to renew or refinance our borrowings beyond the next twelve-months;
- Our ability to access the public debt market and to issue debt or equity securities on terms reasonably acceptable to us;
- Our ability to maintain a 24 percent effective tax rate, excluding certain charges, during 2005 and to recover substantially our deferred tax assets; and
- Our ability to repatriate accumulated income earned abroad successfully as permitted by the American Jobs Creation Act of 2004.

International Operations

- Risks associated with international operations including compliance with local legal and regulatory requirements; and
- The potential effect of foreign currency fluctuations and interest rate fluctuations on revenues, expenses and resulting margins.

Litigation and Regulatory Compliance

- The effect of litigation, risk management practices including self-insurance, and compliance activities on our loss contingency, legal provision and cash flow;
- The impact of stockholder, patent, product liability, Medinol and other litigation, as well as the ultimate outcome of the U.S. Department of Justice investigation; and
- Risks associated with regulatory compliance, quality systems standards and complaint-handling.

Other

- Risks associated with significant changes made or to be made to our organizational structure or to the membership of our executive committee.

Several important factors, in addition to the specific factors discussed in connection with each forward-looking statement individually, could affect our future results and growth rates and could cause those results and rates to differ materially from those expressed in the forward-looking statements contained in this report. These additional factors include, among other things, future economic, competitive, reimbursement and regulatory conditions, new product introductions, demographic trends, intellectual property, financial market conditions and future business decisions made by us and our competitors, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Therefore, we wish to caution each reader of this report to consider carefully these factors as well as the specific factors discussed with each forward-looking statement in this report and as disclosed in our filings with the SEC. These factors, in some cases, have affected and in the future (together with other factors) could affect our ability to implement our business strategy and may cause actual results to differ materially from those contemplated by the statements expressed in this report.

As the management of Boston Scientific Corporation, we are responsible for establishing and maintaining adequate internal control over financial reporting. We designed our internal control system to provide reasonable assurance to management and the Board of Directors regarding the preparation and fair presentation of our financial statements.

We assessed the effectiveness of our internal control over financial reporting as of December 31, 2004. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control—Integrated Framework. Based on our assessment, we believe that, as of December 31, 2004, our internal control over financial reporting is effective at a reasonable assurance level based on these criteria.

Ernst & Young LLP, an independent registered public accounting firm, has issued an audit report on management's assessment of internal control over financial reporting and on the effectiveness of our internal control over financial reporting. This report in which they expressed an unqualified opinion is included herein.





James R. Tobin

President and
Chief Executive Officer

Lawrence C. Best

Executive Vice President and
Chief Financial Officer

THE BOARD OF DIRECTORS AND STOCKHOLDERS OF BOSTON SCIENTIFIC CORPORATION

We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting, that Boston Scientific Corporation maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Boston Scientific Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Boston Scientific Corporation maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Boston Scientific Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Boston Scientific Corporation as of December 31, 2004 and 2003 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2004 of Boston Scientific Corporation and our report dated March 10, 2005, expressed an unqualified opinion thereon.


Ernst + Young LLP

Boston, Massachusetts

March 10, 2005

CONSOLIDATED STATEMENTS OF OPERATIONS *(in millions, except per share data)*

Year Ended December 31,	2004	2003	2002
Net sales	$5,624	$3,476	$2,919
Cost of products sold	1,292	961	870
Gross profit	4,332	2,515	2,049
Selling, general and administrative expenses	1,742	1,171	1,002
Research and development expenses	569	452	343
Royalty expense	195	54	36
Amortization expense	112	89	.72
Litigation-related charges (credits), net	75	15	(99)
Purchased research and development	65	37	85
	2,758	1,818	1,439
Operating income	1,574	697	610
Other income (expense)			
Interest expense	(64)	(46)	(43)
Other, net	(16)	(8)	(18)
Income before income taxes	1,494	643	549
Income taxes	432	171	176
Net income	**$1,062**	**$ 472**	**$ 373**
Net income per common share – basic	**$ 1.27**	**$ 0.57**	**$ 0.46**
Net income per common share – assuming dilution	**$ 1.24**	**$ 0.56**	**$ 0.45**

(See notes to the consolidated financial statements)

CONSOLIDATED BALANCE SHEETS *(in millions)*

December 31,	2004	2003
Assets		
Current assets		
Cash and cash equivalents	$ 1,296	$ 671
Marketable securities	344	81
Trade accounts receivable, net	900	542
Inventories	360	281
Deferred income taxes	241	245
Prepaid expenses and other current assets	148	60
Total current assets	3,289	1,880
Property, plant and equipment, net	870	744
Investments	529	558
Other assets	142	56
Intangible assets		
Goodwill	1,712	1,275
Technology – core, net	942	556
Technology – developed, net	200	188
Patents, net	339	333
Other intangible assets, net	147	109
Total intangible assets	3,340	2,461
	$ 8,170	**$ 5,699**

(See notes to the consolidated financial statements)

CONSOLIDATED BALANCE SHEETS *(in millions, except share data)*

December 31,	2004	2003
Liabilities and Stockholders' Equity		
Current liabilities		
Commercial paper	$ 280	$ 547
Current maturities of long-term debt	502	1
Bank obligations	446	5
Accounts payable	108	78
Accrued expenses	902	597
Income taxes payable	255	85
Other current liabilities	112	80
Total current liabilities	2,605	1,393
Long-term debt	1,139	1,172
Deferred income taxes	259	151
Other long-term liabilities	142	121
Commitments and contingencies		
Stockholders' equity		
Preferred stock, $ .01 par value – authorized 50,000,000 shares, none issued and outstanding		
Common stock, $ .01 par value – authorized 1,200,000,000 shares, 844,565,292 shares issued at December 31, 2004 and 829,764,826 shares issued at December 31, 2003	8	8
Additional paid-in capital	1,633	1,225
Deferred compensation	(2)	
Treasury stock, at cost – 9,221,468 shares at December 31, 2004 and 3,502,850 shares at December 31, 2003	(320)	(111)
Retained earnings	2,790	1,789
Accumulated other comprehensive income (loss)		
Foreign currency translation adjustment	(34)	(50)
Unrealized gain on available-for-sale securities, net	2	50
Unrealized loss on derivative financial instruments, net	(51)	(48)
Minimum pension liability	(1)	(1)
Total stockholders' equity	4,025	2,862
	$ 8,170	**$ 5,699**

(See notes to the consolidated financial statements)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY *(in millions, except share data)*

	Common Stock							
	Shares Issued	Par Value	Additional Paid-in Capital	Deferred Compensation	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Comprehensive Income (Loss)
Balance at December 31, 2001	**414,882,413**	**$ 4**	**$ 1,225**	**$ (10)**	**$ (173)**	**$ 1,031**	**$ (62)**	
Comprehensive income								
Net income						373		$ 373
Other comprehensive income (expense), net of tax								
Foreign currency translation adjustment							12	12
Net change in equity investments							(27)	(27)
Net change in derivative financial instruments							(48)	(48)
Net change in minimum pension liability							(2)	(2)
Issuance of common stock			(3)		120	(10)		
Cancellation of restricted stock					(1)			
Tax benefit related to stock options			28					
Amortization of deferred compensation				10				
Balance at December 31, 2002	**414,882,413**	**4**	**1,250**		**(54)**	**1,394**	**(127)**	**$ 308**
Comprehensive income								
Net income						472		$ 472
Other comprehensive income (expense), net of tax								
Foreign currency translation adjustment							69	69
Net change in equity investments							52	52
Net change in derivative financial instruments							(44)	(44)
Net change in minimum pension liability							1	1
Issuance of common stock			(179)		512	(73)		
Issuance of restricted stock				(1)	1			
Stock split effected in the form of a stock dividend	414,882,413	4				(4)		
Repurchases of common stock					(570)			
Tax benefit related to stock options			154					
Amortization of deferred compensation				1				
Balance at December 31, 2003	**829,764,826**	**8**	**1,225**		**(111)**	**1,789**	**(49)**	**$ 550**
Comprehensive income								
Net income						1,062		$ 1,062
Other comprehensive income (expense), net of tax								
Foreign currency translation adjustment							16	16
Net change in equity investments							(48)	(48)
Net change in derivative financial instruments							(3)	(3)
Issuance of common stock	14,800,466		132		149	(56)		
Issuance of restricted stock			1	(3)	2			
Repurchases of common stock					(360)			
Tax benefit related to stock options			185					
Conversion to equity method of accounting for certain investments						(5)		
Stock-compensation charge for certain modifications			90					
Amortization of deferred compensation				1				
Balance at December 31, 2004	**844,565,292**	**$ 8**	**$ 1,633**	**$ (2)**	**$ (320)**	**$ 2,790**	**$ (84)**	**$ 1,027**

(See notes to the consolidated financial statements)

CONSOLIDATED STATEMENTS OF CASH FLOWS *(in millions)*

Year Ended December 31,	2004	2003	2002
Operating Activities			
Net income	$ 1,062	$ 472	$ 373
Adjustments to reconcile net income to cash provided by operating activities			
Gain on sale of equity investments	(36)		(26)
Depreciation and amortization	275	196	161
Deferred income taxes	30	(31)	142
Purchased research and development	65	37	85
Tax benefit relating to stock options	185	154	28
Stock-compensation charge for certain modifications	60		
Increase (decrease) in cash flows from operating assets and liabilities, excluding the effect of acquisitions			
Trade accounts receivable	(317)	(74)	(51)
Inventories	(57)	(21)	63
Prepaid expenses and other assets	(15)	6	(38)
Accounts payable and accrued expenses	364	96	56
Accrual for restructuring and merger-related charges	(2)	(11)	(49)
Taxes payable and other liabilities	200	(19)	(17)
Other, net	(10)	(18)	9
Cash provided by operating activities	1,804	787	736
Investing Activities			
Property, plant and equipment			
Purchases, net of proceeds	(274)	(187)	(110)
Marketable securities			
Purchases	(660)	(130)	(17)
Proceeds from maturities	397	66	
Acquisitions			
Payments for acquisitions of businesses, net of cash acquired	(804)	(13)	(187)
Payments relating to prior year acquisitions	(107)	(283)	
Strategic alliances			
Purchases of publicly traded equity securities	(23)	(105)	(12)
Payments for investments in companies and acquisitions of certain technologies	(249)	(220)	(190)
Proceeds from sales of privately held and publicly traded equity securities	98	1	31
Cash used for investing activities	(1,622)	(871)	(485)
Financing Activities			
Debt			
Net (payments on) proceeds from commercial paper	(723)	915	(11)
Payments on notes payable, capital leases and long-term borrowings	(17)	(8)	(48)
Proceeds from notes payable and long-term borrowings, net of debt issuance costs	1,092	2	13
Net proceeds from (payments on) borrowings on revolving credit facilities	225	(116)	(237)
Equity			
Repurchases of common stock	(360)	(570)	
Proceeds from issuances of shares of common stock	225	260	107
Other, net	(3)	4	1
Cash provided by (used for) financing activities	439	487	(175)
Effect of foreign exchange rates on cash	4	8	4
Net increase in cash and cash equivalents	625	411	80
Cash and cash equivalents at beginning of year	671	260	180
Cash and cash equivalents at end of year	**$1,296**	**$ 671**	**$ 260**

Supplemental cash flow information			
Cash paid during the year for:			
Income taxes	$ 72	$ 30	$ 36
Interest	61	52	43

(See notes to the consolidated financial statements)

NOTE A – SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of Boston Scientific Corporation (the Company) and its subsidiaries, substantially all of which the Company wholly owns. The principles of Financial Accounting Standards Board (FASB) Interpretation (FIN) No. 46, *Consolidation of Variable Interest Entities* and Accounting Research Bulletin No. 51, *Consolidation of Financial Statements* are considered when determining whether an entity is subject to consolidation. The Company accounts for investments in companies over which it has the ability to exercise significant influence under the equity method if the Company holds 50 percent or less of the voting stock.

Accounting Estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash, Cash Equivalents and Marketable Securities

The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

The Company invests excess cash in high-quality marketable securities consisting primarily of corporate notes and bank time deposits. Investments in marketable securities are classified as held-to-maturity if the Company has the positive intent and ability to hold the securities to maturity. The Company states held-to-maturity securities at amortized cost and adjusts for amortization of premiums and accretion of discounts to maturity. Investments in debt securities or equity securities that have a readily determinable fair value that are bought and held principally for selling them in the near term are classified as trading securities. None of the Company's investments are considered to be trading securities at December 31, 2004 and December 31, 2003. The Company classifies all other investments as available-for-sale. The Company states available-for-sale investments at fair value. Unrealized gains and temporary losses on available-for-sale securities are excluded from earnings and are reported, net of tax, as a separate component of stockholders' equity until realized. The Company bases the cost of available-for-sale securities on the specific identification method. Realized gains and losses on sales of available-for-sale securities are computed based upon initial cost adjusted for any other-than-temporary declines in fair value.

Cash, cash equivalents and marketable securities at December 31 consist of the following:

(in millions)	2004	2003
Cash and cash equivalents	$ 1,296	$ 671
Marketable securities (maturing 91 days–1 year)		
Available-for-sale	344	
Held-to-maturity		81
	$ 1,640	**$ 752**

The amortized cost of marketable securities approximated their fair value at December 31, 2004 and December 31, 2003.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, marketable securities, derivative financial instrument contracts and accounts receivable. The Company's investment policy limits exposure to concentrations of credit risk and changes in market conditions. Counterparties to financial instruments expose the Company to credit-related losses in the event of nonperformance. The Company transacts derivative financial instrument contracts with major financial institutions and monitors outstanding positions to limit its credit exposure.

The Company provides credit, in the normal course of business, to hospitals, healthcare agencies, clinics, doctors' offices and other private and governmental institutions. The Company performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses.

Revenue Recognition

The Company's revenue primarily consists of the sale of single-use disposable medical devices. Revenue is considered to be realized or realizable and earned when all of the following criteria are met: persuasive evidence of a sales arrangement exists; delivery has occurred or services have been rendered; the price is fixed or determinable; and collectibility is reasonably assured. These criteria are generally met at the time of shipment when the risk of loss and title passes to the customer or distributor, unless a consignment arrangement exists. The Company recognizes revenue from consignment arrangements based on product usage, which indicates that the sale is complete.

The Company generally allows its customers to return defective or damaged products for credit. The estimate for sales returns is based upon contractual commitments and historical trends and is recorded as a reduction to revenue.

The Company offers sales rebates and discounts to certain customers. The Company treats sales rebates and discounts as a reduction of revenue, with the corresponding liability being classified as current. The Company estimates rebates for products where there is sufficient historical information that can be used to predict the volume of expected future rebates. If the Company is unable to estimate the expected rebates reasonably, it records a liability for the maximum rebate percentage offered.

The Company has entered certain agreements with group purchasing organizations to sell its products to participating hospitals at pre-negotiated prices. Revenue generated from these agreements is recognized following the same revenue recognition criteria discussed above.

Inventories

The Company states inventories at the lower of first-in, first-out cost or market. Provisions for excess or expired inventory are primarily based on management's estimates of forecasted net sales levels. A significant change in the timing or level of demand for the Company's products as compared to forecasted amounts may result in recording additional provisions for excess or expired inventory in the future. The Company records provisions for inventory located in its manufacturing and distribution facilities as cost of sales. Consignment inventory write-downs due to physical inventory adjustments are charged to selling, general and administrative expenses and were not material to the consolidated financial statements in 2004, 2003 and 2002.

Property, Plant and Equipment

The Company states property, plant, equipment and leasehold improvements at historical cost. Expenditures for maintenance and repairs are charged to expense; additions and improvements are capitalized. The Company generally provides for depreciation using the straight-line method at rates that approximate the estimated useful lives of the assets. Buildings and improvements are depreciated over a 20 to 40 year life; equipment, furniture and fixtures are depreciated over a 3 to 7 year life; leasehold improvements are amortized on a straight-line basis over the shorter of the useful life of the improvement or the term of the lease.

Valuation of Business Combinations

The Company records intangible assets acquired in a business combination under the purchase method of accounting. The Company accounts for acquisitions completed before July 1, 2001 in accordance with Accounting Principles Board (APB) Opinion No. 16, *Business Combinations* and accounts for acquisitions completed after June 30, 2001 in accordance with FASB Statement No. 141, *Business Combinations.* Amounts paid for each acquisition are allocated to the assets acquired and liabilities assumed based on their fair values at the dates of acquisition. The Company then allocates the purchase price in excess of net tangible assets acquired to identifiable intangible assets, including purchased research and development. The fair value of identifiable intangible assets is based on detailed valuations that use information and assumptions provided by management. The Company allocates any excess purchase price over the fair value of the net tangible and intangible assets acquired to goodwill.

The valuation of purchased research and development represents the estimated fair value at the dates of acquisition related to in-process projects. The Company's purchased research and development represents the value of in-process projects that have not yet reached technological feasibility and have no alternative future uses as of the date of acquisition. The primary basis for determining the technological feasibility of these projects is obtaining regulatory approval to market the underlying products in an applicable geographic region. The Company expenses the value attributable to these projects in conjunction with the acquisition. If the projects are not successful or completed in a timely manner, the Company may not realize the financial benefits expected for these projects.

The Company uses the income approach to establish the fair values of its purchased research and development. This approach establishes fair value by estimating the after-tax cash flows attributable to an in-process project over its useful life and then discounting these after-tax cash flows back to a present value. The Company bases its revenue assumptions on estimates of relevant market sizes, expected market growth rates, expected trends in technology and expected product introductions by competitors. In arriving at the value of the in-process projects, the Company considers, among other factors, the in-process projects' stage of completion, the complexity of the work completed as of the acquisition date, the costs already incurred, the projected costs to complete, the contribution of core technologies and other acquired assets, the expected introduction date and the estimated useful life of the technology. The Company bases the discount rate used to arrive at a present value as of the date of acquisition on the time value of money and medical technology investment risk factors. For the in-process projects the Company acquired in connection with its recent acquisitions, it used the following risk-adjusted discount rates to discount its projected cash flows: in 2004, 18 percent to 27 percent; in 2003, 24 percent; and in 2002, 17 percent to 26 percent. The Company believes that the estimated purchased research and development amounts so determined represent the fair value at the date of acquisition and do not exceed the amount a third party would pay for the projects.

Amortization and Impairment of Intangible Assets

The Company records intangible assets at historical cost. The Company amortizes its intangible assets using the straight-line method over their estimated useful lives as follows: patents and licenses, 2 to 20 years; definite-lived core and developed technology, 5 to 25 years; other intangible assets, various. The Company reviews intangible assets subject to amortization at least annually to determine if any adverse conditions exist or a change in circumstances has occurred that would indicate impairment or a change in the remaining useful life. Conditions that would indicate impairment and trigger a more frequent impairment assessment include, but are not limited to, a significant adverse change in legal factors or business climate that could affect the value of an asset, or an adverse action or assessment by a regulator. If the carrying value of an asset exceeds its undiscounted cash flows, the Company writes-down the carrying value of the intangible asset to its fair value in the period identified. The Company generally calculates fair value as the present value of estimated future cash flows to be generated by the asset using a risk-adjusted discount rate. If the estimate of an intangible asset's remaining useful life is changed, the Company amortizes the remaining carrying value of the intangible asset prospectively over the revised remaining useful life. In addition, the Company reviews its indefinite-lived intangible assets at least annually for impairment and reassesses their classification as indefinite-lived assets. To test for impairment, the Company calculates the fair value of its indefinite-lived intangible assets and compares the calculated fair values to the respective carrying values.

The Company tests goodwill during the second quarter of each year for impairment, or more frequently if certain indicators are present or changes in circumstances suggest that impairment may exist. When conducting its annual goodwill impairment test, the Company utilizes the two-step approach prescribed under FASB Statement No. 142, *Goodwill and Other Intangible Assets.* The first step requires a comparison of the carrying value of the reporting units, as defined, to the fair value of these units. As of December 31, 2004, the Company identified its seven domestic divisions, which in aggregate make up the U.S. operating segment, and its three international operating segments as its reporting units for purposes of the goodwill impairment test. To derive the carrying value of its reporting units, at the time of acquisition, the Company assigns goodwill to the reporting units that it expects to benefit from the respective business combination. In addition, assets and liabilities, including corporate assets, which relate to a reporting unit's operations and would be considered in determining fair value, are allocated to the individual reporting units. Assets and liabilities not directly related to a specific reporting unit, but from which the reporting unit benefits, are primarily allocated based on the respective revenue contribution of each reporting unit. If the carrying value of a reporting unit exceeds its fair value, the Company will perform the second step of the goodwill impairment test to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of a reporting unit's goodwill with its carrying value. Since the adoption of Statement No. 142, the Company has not performed the second step of the impairment test because the fair value of each reporting unit has exceeded its respective carrying value.

Investments in Strategic Alliances

The Company accounts for its publicly traded investments as available-for-sale securities based on the quoted market price at the end of the reporting period. The Company accounts for its investments for which fair value is not readily determinable in accordance with APB Opinion No. 18, *The Equity Method of Accounting for Investments in Common Stock* and Emerging Issues Task Force No. 02-14, *Whether an Investor Should Apply the Equity Method of Accounting to Investments other than Common Stock.* Each reporting period, the Company evaluates its investments for impairment if an event or circumstance occurs that is likely to have a significant adverse effect on the fair value of the investment. Examples of such events or circumstances include a significant deterioration in earnings performance; a significant adverse change in the regulatory, economic or technological environment of an investee; and a significant doubt about an investee's ability to continue as a going concern. If there are no identified events or changes in circumstances that may have a significant adverse effect on the fair value of a cost method investment, the fair value of the investment is not calculated if it is not practicable to do so in accordance with paragraphs 14 and 15 of FASB Statement No. 107, *Disclosures about Fair Value of Financial Instruments.* If the Company identifies an impairment indicator, the Company will estimate the fair value of the investment and compare it to its carrying value. If the fair value of the investment is less than its carrying value, the investment is impaired and the Company makes a determination as to whether the impairment is other-than-temporary. Impairment is deemed other-than-temporary unless the Company has the ability and intent to hold an investment for a period sufficient for a market recovery up to the cost of the investment. Further, evidence must indicate that the cost of the investment is recoverable within a reasonable period. For an other-than-temporary impairment, the Company recognizes an impairment loss in earnings equal to the difference between an investment's cost and its fair value.

Income Taxes

The Company utilizes the asset and liability method for accounting for income taxes. Under this method, the Company determines deferred tax assets and liabilities based on differences between the financial reporting and tax bases of its assets and liabilities. The

Company measures deferred tax assets and liabilities using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

The Company reduces its deferred tax assets by a valuation allowance if, based upon the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company considers relevant evidence, both positive and negative, to determine the need for a valuation allowance. Information evaluated includes the Company's financial position and results of operations for the current and preceding years, as well as an evaluation of currently available information about future years.

The Company has provided for income taxes payable related to earnings of its foreign subsidiaries that may be repatriated in the foreseeable future. Income taxes are not provided on the unremitted earnings of the Company's foreign subsidiaries where such earnings have been permanently reinvested in its foreign operations. It is not practical to estimate the amount of income taxes payable on the earnings that are permanently reinvested in foreign operations. Unremitted earnings of the Company's foreign subsidiaries that are permanently reinvested are $1,005 million at December 31, 2004 and $1,184 million at December 31, 2003.

In addition, the Company operates within multiple taxing jurisdictions and could be subject to audit in these jurisdictions. These audits can involve complex issues, which may require an extended period of time to resolve and may cover multiple years. In management's opinion, adequate provisions for income taxes have been made for all years subject to audit.

Legal Costs

The Company is involved in various legal and regulatory proceedings, including intellectual property, breach of contract and product liability suits. In some cases, the claimants seek damages, as well as other relief, which, if granted, could require significant expenditures. The Company accrues costs of settlement, damages and, under certain conditions, costs of defense when such costs are probable and estimable. Otherwise, these costs are expensed as incurred. If the estimate of a probable loss is a range and no amount within the range is more likely, the Company accrues the minimum amount of the range. The accrual for regulatory and litigation-related costs that were probable and estimable was $99 million at December 31, 2004 and $16 million at December 31, 2003.

Product Liability Costs

The Company is substantially self-insured with respect to general and product liability claims. The Company accrues anticipated costs of litigation and loss for product liability claims based on historical experience, or to the extent specific losses are probable and estimable. The Company records losses for claims in excess of the limits of purchased insurance in earnings at the time and to the extent they are probable and estimable. The accrual for product liability claims was $13 million at December 31, 2004 and $15 million at December 31, 2003.

Warranty Obligation

The Company estimates the costs that may be incurred under its warranties based on historical experience and records a liability at the time the product is sold. Factors that affect the Company's warranty liability include the number of units sold, the historical and anticipated rates of warranty claims and the cost per claim. The Company regularly assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. Expense attributable to warranties was not material to the statements of operations for 2004, 2003 and 2002.

Translation of Foreign Currency

The Company translates all assets and liabilities of foreign subsidiaries at the year-end exchange rate and translates sales and expenses at the average exchange rates in effect during the year. The net effect of these translation adjustments is shown in the accompanying financial statements as a component of stockholders' equity. Foreign currency transaction gains and losses are included in other, net in the consolidated statements of operations.

Financial Instruments

The Company recognizes all derivative financial instruments in the consolidated financial statements at fair value, regardless of the purpose or intent for holding the instrument, in accordance with FASB Statement No. 133, *Accounting for Derivative Instruments and Hedging Activities*. Changes in the fair value of derivative instruments are recorded in earnings unless hedge accounting criteria are met. For derivative instruments designated as fair value hedges, the Company records the changes in fair value of both the derivative instrument and the hedged item in earnings. For derivative instruments designated as cash flow and net investment hedges, the effective portions of changes in fair value are recorded in other comprehensive income. The Company recognizes the ineffective portion of its hedging activities in earnings.

Shipping and Handling Costs

The Company does not generally bill customers for shipping and handling of its products. Shipping and handling costs of $72 million in 2004, $55 million in 2003 and $44 million in 2002 are included in selling, general and administrative expenses.

Research and Development

Research and development costs, including new product development programs, regulatory compliance and clinical research, are expensed as incurred.

Pension Plans

The Company maintains pension plans covering certain international employees, which the Company accounts for in accordance with FASB Statement No. 87, *Employers' Accounting for Pensions*. The assets, liabilities and costs associated with these plans were not material in 2004, 2003 and 2002.

Net Income Per Common Share

Net income per common share is based upon the weighted average number of common shares and common share equivalents outstanding each year.

New Accounting Standards

On December 16, 2004, the FASB issued Statement No. 123(R), *Share-Based Payment*, which is a revision of Statement No. 123, *Accounting for Stock-Based Compensation*. Statement No. 123(R) supersedes APB Opinion No. 25, *Accounting for Stock Issued to Employees* and amends Statement No. 95, *Statement of Cash Flows*. In general, Statement No. 123(R) contains similar accounting concepts as those described in Statement No. 123. However, Statement No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. The Company expects to adopt Statement No. 123(R) when it becomes effective on July 1, 2005.

Statement No. 123(R) permits public companies to adopt the new requirements using one of two methods:

1. A "modified prospective" method in that compensation cost is recognized beginning with the effective date (a) based on the requirements of Statement No. 123(R) for all share-based payments granted after the effective date of Statement No. 123(R) and (b) based on the requirements of Statement No. 123 for all awards granted to employees before July 1, 2005 that remain unvested as of July 1, 2005.
2. A "modified retrospective" method that includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under Statement No. 123 for purposes of pro forma disclosures either (a) for all prior periods presented or (b) for prior interim periods of the year of adoption.

The Company is currently evaluating which method it will use to adopt the requirements of Statement No. 123(R).

As permitted by Statement No. 123, the Company is currently accounting for share-based payments to employees using Opinion No. 25's intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options, except as disclosed in Note M. Accordingly, the adoption of Statement No. 123(R)'s fair value method will impact the Company's statements of operations. The impact of adoption of Statement No. 123(R) cannot be quantified at this time because it will depend on the level of share-based payments granted in the future and the method used to value such awards. However, had the Company adopted Statement No. 123(R) in prior periods, the impact of that standard would have approximated the impact of Statement No. 123 and net income and net income per share would have been reported as the following pro forma amounts:

(in millions, except per share data)	2004	2003	2002
Net income, as reported	$1,062	$ 472	$ 373
Add: Stock-based employee compensation expense included in net income, net of related tax effects	62	1	6
Less: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(67)	(62)	(48)
Pro forma net income	**$1,057**	**$ 411**	**$ 331**
Net income per common share			
Basic			
Reported	$ 1.27	$ 0.57	$ 0.46
Pro forma	$ 1.26	$ 0.50	$ 0.41
Assuming dilution			
Reported	$ 1.24	$ 0.56	$ 0.45
Pro forma	$ 1.24	$ 0.49	$ 0.40

Statement No. 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under currently effective accounting literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption of Statement No. 123(R). While the Company cannot estimate what those amounts will be in the future (because they depend on, among other things, when employees exercise stock options), the amount of operating cash flows recognized in prior periods for such excess tax deductions was $185 million in 2004, $154 million in 2003 and $28 million in 2002.

Reclassifications

The Company has reclassified certain prior years' amounts to conform to the current year's presentation.

NOTE B – OTHER BALANCE SHEET INFORMATION

Components of selected captions in the consolidated balance sheets at December 31 are as follows:

(in millions)	2004	2003
Trade Accounts Receivable		
Accounts receivable	$ 980	$ 603
Less: allowances	80	61
	$ 900	**$ 542**
Inventories		
Finished goods	$ 238	$ 175
Work-in-process	65	63
Raw materials	57	43
	$ 360	**$ 281**
Property, Plant and Equipment		
Land	$ 79	$ 69
Buildings and improvements	588	470
Equipment, furniture and fixtures	978	798
	1,645	1,337
Less: accumulated depreciation	775	593
	$ 870	**$ 744**
Accrued Expenses		
Acquisition-related obligations	$ 24	$ 79
Payroll and related liabilities	255	216
Other	623	302
	$ 902	**$ 597**

In the second quarter of 2004, the Company recorded inventory write-downs of $43 million (pre-tax) in conjunction with its recalls of certain units of the Company's TAXUS® Express²™ paclitaxel-eluting coronary stent systems and Express² coronary stent systems.

Included in other accrued expenses is a $110 million ($71 million after-tax) enhancement to the Company's 401(k) Retirement Savings Plan (401(k) Plan). On September 24, 2004, the Board of Directors approved an amendment to the Company's 401(k) Plan that provides for, among other things, a one-time enhancement to the 401(k) Plan. The Company apportioned this special retirement enhancement to eligible employees based on pay and years of service. The Company intends to pay the one-time enhancement in 2005.

NOTE C – INVESTMENTS IN STRATEGIC ALLIANCES

The Company has entered a significant number of strategic alliances with privately held and publicly traded companies. Many of these alliances involve equity investments by the Company in privately held equity securities or investments where an observable quoted market value does not exist. The Company enters these strategic alliances to broaden its product technology portfolio and to strengthen and to expand the Company's reach into existing and new markets. Many of these companies are in the developmental stage and have not yet commenced their principal operations. The Company's exposure to loss related to its strategic alliances is generally limited to its equity investments, notes receivable and intangible assets associated with these alliances.

Equity investments in strategic alliances at December 31 consist of the following:

	2004		2003	
(in millions)		Number of Strategic Investments		Number of Strategic Investments
Available-for-Sale Investments				
Amortized cost	$ 76		$ 136	
Gross unrealized gains	5		82	
Gross unrealized losses	(2)		(2)	
Fair value	$ 79	3	$ 216	12
Equity Method Investments				
Cost	$ 64			
Equity in losses	(3)			
Carrying value	$ 61	2		N/A
Cost Method Investments				
Carrying value	$ 389	53	$ 342	49
Total Investments	**$ 529**	**58**	**$ 558**	**61**

As of December 31, 2004, the Company held investments totaling $61 million in two companies that it accounted for under the equity method. The Company's ownership percentages in these companies range from approximately 25 percent to 30 percent.

The Company regularly reviews its cost method strategic investments, amounting to $389 million at December 31, 2004, for impairment indicators. The Company determined ten cost method strategic investments had an impairment indicator present during 2004 and, accordingly, estimated the fair value of these investments. Based on this analysis, the Company recorded losses of $45 million as other, net during 2004 to record other-than-temporary impairment on equity investments. In addition, the Company recorded losses of approximately $13 million related to loans to privately held companies that were deemed uncollectible during 2004. As of December 31, 2004, the remaining book value for equity investments that had an impairment indicator present during 2004 was $27 million. The Company determined there were no impairment indicators present during 2004 on the remaining $362 million of cost method investments.

In 2004, the Company recorded realized gains of $36 million from sales of investments in publicly traded and privately held companies.

The Company determined two cost method investments had an impairment indicator present during 2003 and, accordingly, estimated the fair value of these investments. Based on this analysis, the Company recorded losses of $11 million as other, net during 2003 to record other-than-temporary impairment on these equity investments. As of December 31, 2003, the remaining book value for equity investments that had an impairment indicator present during 2003 was $2 million. There were no impairment indicators present during 2003 on the Company's remaining cost method investments.

NOTE D – BUSINESS COMBINATIONS

During 2004, the Company paid $804 million in cash to acquire Advanced Bionics Corporation (Advanced Bionics) and Precision Vascular Systems, Inc. (PVS). During 2003, the Company paid $13 million in cash and recorded approximately $12 million of acquisition-related payments to acquire InFlow Dynamics, Inc. (InFlow). During 2002, the Company paid $187 million in cash to acquire Smart Therapeutics, Inc. (Smart), BEI Medical Systems Company, Inc. (BEI) and Enteric Medical Technologies, Inc. (EMT). These acquisitions were intended to strengthen the Company's leadership position in interventional medicine. The consolidated financial statements include the operating results for each acquired entity from its respective date of acquisition.

2004 Business Combinations

On June 1, 2004, the Company completed its acquisition of 100 percent of the fully diluted equity of Advanced Bionics for an initial payment of approximately $740 million in cash, plus earn-out payments. The initial purchase price was primarily funded by the issuance of commercial paper. Advanced Bionics develops implantable microelectronic technologies for treating numerous neurological disorders. Its neuromodulation technology includes a range of neurostimulators (or implantable pulse generators), programmable drug pumps and cochlear implants. The acquisition was intended to expand the Company's technology portfolio into the implantable microelectronic device market.

The Advanced Bionics acquisition was structured to include earn-out payments that are primarily contingent on the achievement of future performance milestones, with certain milestone payments also tied to profitability. The performance milestones are segmented by Advanced Bionics' four principal technology platforms (cochlear implants, implantable pulse generators, drug pumps and bion® microstimulators) and each milestone has a specific earn-out period, which generally commences on the date of the related product launch. Base earn-out payments on these performance milestones approximate two-and-a-quarter times incremental sales for each annual period. There are also bonus earn-out payments available based on the attainment of certain aggregate sales performance targets and a certain gross margin level. The milestones associated with the contingent consideration must be reached in certain future periods ranging from 2005 through 2013. The estimated maximum potential amount of future contingent consideration (undiscounted) that the Company could be required to make associated with its acquisition of Advanced Bionics is approximately $2.6 billion. The estimated cumulative revenue level associated with these maximum future contingent payments is approximately $5.8 billion during the period from 2005 through 2013. The Company will allocate these payments, if made, to goodwill.

Fair values of tangible assets and liabilities obtained in conjunction with the acquisition of Advanced Bionics were as follows:

(in millions)	
Assets	$ 64
Liabilities	35
Net Tangible Assets	**$ 29**

The excess of purchase price over the fair value of net tangible assets acquired was allocated to specific intangible asset categories as follows:

(in millions)	Amount Assigned	Weighted Average Amortization Period
Amortizable Intangible Assets		
Technology – core	$ 325	20 years
Technology – developed	26	5 years
Other	10	15 years
	$ 361	19 years
Unamortizable Intangible Assets		
Goodwill	$ 397	

The goodwill obtained in conjunction with the acquisition of Advanced Bionics is not deductible for tax purposes. The Company has allocated the goodwill to its reportable segments as follows: $317 million to the U.S., $48 million to Europe, $8 million to Japan and $24 million to Inter-Continental. Goodwill was allocated by segments of business based on the respective revenue contribution during 2004.

The Company recorded a deferred tax asset of $51 million and a deferred tax liability of $134 million in conjunction with the acquisition of Advanced Bionics. The deferred tax asset is primarily attributable to net operating loss carryforwards. The deferred tax liability mainly relates to the tax impact of amortization associated with the identified intangible assets acquired in the acquisition.

The following unaudited pro forma information presents the consolidated results of operations of the Company and Advanced Bionics as if the acquisition had occurred at the beginning of each of 2004 and 2003, with pro forma adjustments to give effect to amortization of intangible assets, an increase in interest expense on acquisition financing and certain other adjustments together with related tax effects:

(in millions, except per share data)	2004	2003
Net sales	$5,657	$3,532
Net income	1,079	425
Net income per share – basic	$ 1.29	$ 0.52
Net income per share – assuming dilution	$ 1.26	$ 0.50

The $50 million charge for purchased research and development that was a direct result of the transaction is excluded from the unaudited pro forma information above. The unaudited pro forma results are not necessarily indicative of the results that the Company would have attained had the acquisition of Advanced Bionics occurred at the beginning of the periods presented.

On April 2, 2004, the Company completed its acquisition of the remaining outstanding shares of PVS for an initial payment of approximately $75 million in cash, plus earn-out payments that are contingent upon PVS reaching future performance milestones. PVS develops and manufactures guidewires and microcatheter technology for use in accessing the brain, the heart and other areas of the anatomy. The acquisition of PVS was intended to provide the Company with additional vascular access technology.

2003 Business Combinations

On February 12, 2003, the Company completed its acquisition of InFlow. InFlow is a stent technology development company that focuses on reducing the rate of restenosis, improving the visibility of stents during procedures and enhancing the overall vascular compatibility of the stent. The acquisition was intended to provide the Company with an expanded stent technology and intellectual property portfolio.

2002 Business Combinations

On December 3, 2002, the Company completed its acquisition of Smart. Smart develops self-expanding technologies for intracranial therapies. The acquisition was intended to strengthen the Company's leadership position in interventional stroke therapies.

On June 27, 2002, the Company completed its tender offer relating to its acquisition of BEI. BEI designs, manufactures and markets less-invasive technology used by gynecologists to treat excessive uterine bleeding due to benign causes. The acquisition was intended to expand the Company's product offerings in the area of women's health.

On June 13, 2002, the Company completed its acquisition of EMT. EMT designs, manufactures and markets the ENTERYX® Liquid Polymer Technology for the treatment of gastroesophageal reflux disease (GERD). The acquisition was intended to expand the Company's Endosurgery product offerings in the GERD market.

The consolidated financial statements include the operating results for each acquired entity from its respective date of acquisition. Pro forma information is not presented for the other acquisitions consummated in 2004, 2003 and 2002, as the acquired companies' results of operations prior to their date of acquisition are not material, individually or in the aggregate, to the Company.

Contingent Consideration

Certain of the Company's business combinations involve the payment of contingent consideration. For acquisitions completed before July 1, 2001, the Company allocates these payments, if made, to specific intangible asset categories, including purchased research and development, and assigns the remainder to goodwill as if it had paid the consideration at the date of acquisition. For acquisitions completed after June 30, 2001, the Company allocates these payments, if made, to goodwill. Payment of the additional consideration is generally contingent upon the acquired companies' reaching certain performance milestones, including attaining specified revenue levels, achieving product development targets or obtaining regulatory approvals. In 2004, the Company recorded amounts for acquisition-related obligations primarily as an adjustment to goodwill. Of the amounts recorded for acquisition-related obligations in 2003, the Company recorded $24 million as an adjustment to purchased research and development, $9 million as an adjustment to other identifiable intangible asset categories, net of the related deferred tax liabilities, and the Company recorded the remainder as an adjustment to goodwill.

Certain earn-out payments are based on multiples of the acquired company's revenue during the earn-out period and, consequently, the Company cannot currently determine the total payments. However, the Company has developed an estimate of the maximum potential contingent consideration for each of its acquisitions with an outstanding earn-out obligation. At December 31, 2004, the estimated maximum potential amount of future contingent consideration (undiscounted) that the Company could be required to make associated with its business combinations is approximately $3.1 billion, some of which may be payable in common stock. The milestones associated with the contingent consideration must be reached in certain future periods ranging from 2005 through 2013. The estimated cumulative specified revenue level associated with these maximum future contingent payments is approximately $7.0 billion.

Purchased Research and Development

In 2004, the Company recorded $65 million of purchased research and development. The 2004 purchased research and development consisted primarily of $50 million relating to the acquisition of Advanced Bionics and $14 million relating to the acquisition of PVS. The most significant in-process projects acquired in connection with the Company's 2004 acquisitions included Advanced Bionics' bion microstimulator and drug delivery pump, which collectively represented 77 percent of the 2004 acquired in-process projects' value. The bion microstimulator is an implantable neurostimulation device designed to treat a variety of neurological conditions, including migraine headaches, urge incontinence, epilepsy and sleep apnea. The cost to complete the bion microstimulator is estimated to be between $35 million and $45 million. The Advanced Bionics drug delivery pump is an implanted programmable device designed to treat chronic pain. The cost to complete the drug delivery pump is estimated to be between $30 million and $40 million. As of the date the Company acquired Advanced Bionics, the Company expected the products to be commercially available on a worldwide basis within four years.

In 2003, the Company recorded $37 million of purchased research and development. The 2003 purchased research and development consisted of $9 million relating to the acquisition of InFlow and $28 million relating primarily to certain acquisitions that the Company consummated in prior years. The in-process projects acquired in connection with the acquisition of InFlow were not significant to the Company's consolidated results. The purchased research and development associated with the prior years' acquisitions related primarily to the acquisition of Embolic Protection, Inc. and resulted from consideration that was contingent at the date of acquisition, but earned during 2003.

In 2002, the Company recorded $85 million of purchased research and development. The 2002 purchased research and development related primarily to the acquisitions of EMT and Smart. The most significant in-process projects acquired in connection with the Company's 2002 acquisitions included EMT's ENTERYX Liquid Polymer Technology and Smart's atherosclerosis stent, which collectively represented 82 percent of the 2002 acquired in-process projects' value. ENTERYX is a patented liquid polymer for the treatment of GERD symptoms. During 2003, the Company completed the ENTERYX in-process project and received FDA approval for this technology. The total cost for the Company to complete the project was $6 million. The atherosclerosis stent is a self-expanding nitinol stent designed to treat narrowing of the arteries around the brain. The Company continues to pursue the development of Smart's atherosclerosis stent and believes it has a reasonable chance of completing the project. The Company has spent $7 million on this project as of December 31, 2004 and estimates additional costs of $1 million to complete the project. These estimates approximate the Company's estimates at the time of acquisition.

NOTE E – GOODWILL AND OTHER INTANGIBLE ASSETS

The gross carrying amount of goodwill and intangible assets and the related accumulated amortization for intangible assets subject to amortization at December 31 are as follows:

	2004		2003	
(in millions)	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortizable Intangible Assets				
Technology – core	$ 634	$ 48	$ 222	$ 22
Technology – developed	398	198	346	158
Patents	511	172	472	139
Other intangible assets	260	113	207	98
	$ 1,803	**$ 531**	**$ 1,247**	**$ 417**
Unamortizable Intangible Assets				
Goodwill	$ 1,712		$ 1,275	
Technology – core	356		356	
	$ 2,068		**$ 1,631**	

The Company's core technology that is not subject to amortization represents technical processes, intellectual property and/or institutional understanding acquired by the Company that is fundamental to the ongoing operation of the Company's business and has no limit to its useful life. The Company's core technology that is not subject to amortization is primarily comprised of certain purchased stent and balloon technology, which is foundational to the Company's continuing operation within the interventional cardiology market and other markets within interventional medicine. The Company amortizes all other core technology over its estimated useful life.

Estimated amortization expense for each of the five succeeding fiscal years based upon the Company's intangible asset portfolio at December 31, 2004 is as follows:

Fiscal Year	Estimated Amortization Expense (in millions)
2005	$ 122
2006	115
2007	114
2008	96
2009	86

Goodwill as of December 31 as allocated by segments of business is as follows:

(in millions)	United States	Europe	Japan	Inter-Continental
Balance as of December 31, 2002	$ 993	$ 101	$ 41	$ 33
Purchase price adjustments	(22)		(2)	
Goodwill acquired		14		
Contingent consideration	117			
Balance as of December 31, 2003	$ 1,088	$ 115	$ 39	$ 33
Purchase price adjustments	(3)	(4)		
Goodwill acquired	320	48	8	24
Contingent consideration	35		8	
Foreign currency translation		1		
Balance as of December 31, 2004	**$ 1,440**	**$ 160**	**$ 55**	**$ 57**

The 2004 and 2003 purchase price adjustments relate primarily to adjustments to reflect the fair value of deferred tax assets and liabilities acquired in connection with the 2003, 2002 and 2001 acquisitions properly.

NOTE F – BORROWINGS AND CREDIT ARRANGEMENTS

The Company had outstanding borrowings of $2,367 million at December 31, 2004 at a weighted average interest rate of 3.38 percent as compared to outstanding borrowings of $1,725 million at December 31, 2003 at a weighted average interest rate of 1.96 percent.

Revolving Credit Facilities

As of December 31, 2003, the Company's credit facilities totaled $1,220 million. During 2004, the Company refinanced and increased its credit facilities, which totaled $2,185 million as of December 31, 2004. The Company's revolving credit facilities at December 31, 2004 consisted of a $1,624 million credit facility that terminates in May 2009; a $541 million credit facility that terminates in May 2005 and contains an option to convert into a one-year term loan maturing in May 2006; and a $20 million uncommitted credit facility that terminates in June 2005. Use of the borrowings is unrestricted and the borrowings are unsecured.

The credit facilities provide borrowing capacity and support the commercial paper program. The Company had $280 million of commercial paper outstanding at December 31, 2004 at a weighted average interest rate of 2.44 percent and $1,003 million outstanding at December 31, 2003 at a weighted average interest rate of 1.20 percent. In addition, the Company had 45 billion Japanese yen (translated to $439 million) of credit facility borrowings outstanding at a weighted average interest rate of 0.37 percent at December 31, 2004 as compared to no outstanding Japanese yen revolving credit facility borrowings at December 31, 2003.

The Company has a revolving credit and security facility that is secured by its U.S. trade receivables and provides $400 million of borrowing capacity. During 2004, the Company increased the facility borrowing capacity from $200 million to $400 million and extended the maturity to August 2005. Borrowing availability under this facility changes based upon the amount of eligible receivables, concentration of eligible receivables and other factors. Certain significant changes in the quality of the Company's receivables may require it to repay borrowings immediately under the facility. The credit agreement required the Company to create a wholly owned entity, which is consolidated. This entity purchases the Company's U.S. trade accounts receivable and then borrows from two third-party financial institutions using these receivables as collateral. The receivables and related borrowings remain on the balance sheet because the Company has the right to prepay any borrowings outstanding and effectively retains control over the receivables. Accordingly, pledged receivables are included as trade accounts receivable, net, while the corresponding borrowings are included as debt on the consolidated balance sheets. As of December 31, 2004, there were no outstanding borrowings under the revolving credit and security facility as compared to $194 million of outstanding borrowings at a weighted average interest rate of 1.44 percent at December 31, 2003.

In addition, the Company had uncommitted credit facilities with two commercial Japanese banks that provide for borrowings and promissory notes discounting of up to 15 billion Japanese yen (translated to $145 million) at December 31, 2004 and up to 14.6 billion Japanese yen (translated to $136 million) at December 31, 2003. Approximately $128 million of notes receivable were discounted at an average interest rate of 0.75 percent at December 31, 2004 and $113 million were discounted at an average interest rate of 1.38 percent at December 31, 2003.

As of December 31, 2004, the Company intended to repay all of its short-term debt obligations within the next twelve-month period. As of December 31, 2003, the Company had the ability and intent to refinance a portion of its short-term debt on a long-term basis through its revolving credit facilities and expected that a minimum of $650 million of its short-term obligations, including $456 million of its commercial paper and $194 million of its revolving credit and security facility borrowings, would remain outstanding beyond a twelve-month period. Accordingly, at December 31, 2003, the Company classified $650 million of its short-term borrowings as long-term borrowings.

Senior Notes

The Company had senior notes of $1,600 million outstanding at December 31, 2004 and $500 million outstanding at December 31, 2003. These senior notes are publicly registered securities.

At December 31, 2004 and December 31, 2003, the Company had $500 million of senior notes outstanding that it will repay in March 2005 (March 2005 Notes) upon maturity. The March 2005 Notes bear a semi-annual coupon of 6.625 percent, are not redeemable before maturity and are not subject to any sinking fund requirements.

In June 2004, the Company issued $600 million of senior notes due June 2014 (June 2014 Notes) under a public registration statement previously filed with the SEC. The June 2014 Notes bear a semi-annual coupon of 5.45 percent, are redeemable before maturity and are not subject to any sinking fund requirements. In November 2004, the Company filed a public registration statement with the SEC for the issuance of up to $1,500 million in various debt and equity securities. Under this public registration statement, the Company issued $250 million of senior notes due January 2011 (January 2011 Notes) and $250 million of senior notes due January 2017 (January 2017 Notes). The January 2011 Notes bear a semi-annual coupon of 4.25 percent, are redeemable before maturity and are not subject to any sinking fund requirements. The January 2017 Notes bear a semi-annual coupon of 5.125 percent, are redeemable before maturity and are not subject to any sinking fund requirements.

The Company entered into fixed-to-floating interest rate swaps to hedge against changes in the fair value of all of its senior notes. The Company has recorded changes in the fair value of its senior notes since entering the interest rate swaps. The Company recorded interest payments or receipts under the interest rate swap agreements as interest expense. For its March 2005 interest rate swap, the Company pays interest at six-month LIBOR plus 4.1 percentage points, which approximated 6.9 percent at December 31, 2004 and 5.3 percent at December 31, 2003. For the June 2014 interest rate swap, the Company pays interest at six-month LIBOR, which approximated 2.8 percent at December 31, 2004. For its January 2011 interest rate swap, the Company pays interest at six-month LIBOR minus approximately 0.1 percentage point and for its January 2017 interest rate swap, the Company pays interest at six-month LIBOR plus approximately 0.17 percentage points. As of December 31, 2004, the carrying amount of the June 2014 Notes included $32 million of unrealized gains that the Company recorded as other long-term assets to recognize the fair value of the interest rate swap. The fair values of the other interest rate swaps were immaterial at December 31, 2004 and December 31, 2003.

The remainder of the Company's outstanding borrowings, including capital lease arrangements, was immaterial at December 31, 2004 and December 31, 2003.

NOTE G – LEASES

Rent expense amounted to $50 million in 2004, $48 million in 2003 and $42 million in 2002. Future minimum rental commitments at December 31, 2004 under noncancelable operating lease agreements are as follows:

(in millions)	Operating Leases
2005	$ 45
2006	37
2007	21
2008	13
2009	2
Thereafter	3
Total minimum lease payments	**$ 121**

NOTE H – FAIR VALUE OF FINANCIAL INSTRUMENTS

Carrying amounts and fair values of the Company's financial instruments at December 31 are as follows:

	2004		2003	
(in millions)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets				
Cash, cash equivalents and marketable securities	$ 1,640	$ 1,640	$ 752	$ 752
Investments in publicly traded companies	79	79	216	216
Foreign exchange contracts	70	70	15	15
Interest rate swap contracts	32	32	1	1
Liabilities				
Commercial paper – short-term	$ 280	$ 280	$ 547	$ 547
Current maturities of long-term debt	502	502	1	1
Bank obligations	446	446	5	5
Commercial paper – long-term			456	456
Long-term debt – fixed-rate	1,135	1,140	514	532
Long-term debt – floating-rate			194	194
Capital leases – long-term	4	4	8	8
Foreign exchange contracts	129	129	84	84
Interest rate swap contracts	1	1		

In estimating the fair value of financial instruments, the Company used the following methods and assumptions. However, considerable judgment is required in interpreting market data to develop estimates of fair value. Estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange due to changes in market rates since the reporting date.

Cash and Cash Equivalents

Carrying amounts reported in the consolidated balance sheets for cash and cash equivalents are valued at cost, which approximates their fair value.

Investments

The Company bases the fair value of debt and equity securities on quoted market prices when readily determinable.

Commercial Paper and Bank Obligations

The carrying amounts of commercial paper and credit facility borrowings approximate their fair value.

Long-Term Debt

The Company estimates the fair value of its fixed-rate long-term debt based on market prices. Carrying amounts of floating-rate long-term debt approximate their fair value.

Derivative Instruments

The Company estimates the fair value of derivative financial instruments based on the amount that it would receive or pay to terminate the agreements at the reporting date. The Company had foreign exchange forward and option contracts outstanding in the notional amounts of $4,171 million at December 31, 2004 and $1,724 million at December 31, 2003. In addition, the Company had interest rate swap contracts outstanding in the notional amounts of $1,600 million at December 31, 2004 and $500 million at December 31, 2003.

NOTE I – DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

The Company develops, manufactures and sells medical devices globally and its earnings and cash flows are exposed to market risk from changes in currency exchange rates and interest rates. The Company addresses these risks through a risk management program that includes the use of derivative financial instruments. The Company operates the program pursuant to documented corporate risk management policies. The Company does not enter into any derivative transaction for speculative purposes.

Currency Transaction Hedging

The Company manages its currency transaction exposures on a consolidated basis to take advantage of offsetting transactions. The Company uses foreign currency denominated borrowings and currency forward contracts to manage the majority of the remaining transaction exposure. These currency forward contracts are not designated as cash flow, fair value or net investment hedges under Statement No. 133; are marked-to-market with changes in fair value recorded to earnings; and are entered into for periods consistent with currency transaction exposures, generally one to six months. These derivative instruments do not subject the Company's earnings or cash flows to material risk since gains and losses on these derivatives generally offset losses and gains on the assets and liabilities being hedged. Changes in currency exchange rates related to any unhedged transactions may impact the Company's earnings and cash flows.

Currency Translation Hedging

The Company uses currency forward and option contracts to reduce the risk that the Company's earnings and cash flows, associated with forecasted foreign currency denominated intercompany and third-party transactions, will be affected by currency exchange rate changes. Changes in currency exchange rates related to any unhedged transactions may impact the Company's earnings and cash flows. The success of the hedging program depends, in part, on forecasts of transaction activity in various currencies (primarily Japanese yen, euro, British pound sterling, Australian dollar and Canadian dollar). The Company may experience unanticipated currency exchange gains or losses to the extent that there are timing differences between forecasted and actual activity during periods of currency volatility. The effective portion of any change in the fair value of the derivative instruments, designated as cash flow hedges, is recorded in other comprehensive income until the related third-party transaction occurs. Once the related third-party transaction occurs, the Company reclassifies the effective portion of any related gain or loss on the cash flow hedge from other comprehensive income to earnings. In the event the hedged forecasted transaction does not occur, or it becomes probable that it will not occur, the Company would reclassify the effective portion of any gain or loss on the related cash flow hedge from other comprehensive income to earnings at that time. The Company did not recognize material gains or losses resulting from hedge ineffectiveness during 2004 or 2003. The Company recognized a net loss of $51 million during 2004 and $8 million during 2003 on hedge contracts that matured in accordance with the Company's currency translation risk management program. All cash flow hedges outstanding at December 31, 2004 mature within the subsequent 36-month period. As of December 31, 2004, $51 million of net losses are recorded in accumulated other comprehensive income, net of tax, to recognize the effective portion of any fair value of derivative instruments that are, or previously were, designated as cash flow hedges as compared to $48 million of net losses at December 31, 2003. At December 31, 2004, $31 million of net losses, net of tax, may be reclassified to earnings within the next twelve-months to mitigate foreign exchange risk.

Interest Rate Hedging

The Company uses interest rate derivative instruments to manage its exposure to interest rate movements and to reduce borrowing costs by converting floating-rate debt into fixed-rate debt or fixed-rate debt into floating-rate debt. These derivative instruments are designated as either fair value or cash flow hedges under Statement No. 133. The Company records changes in the fair value of fair value hedges in other income and expense, which is offset by changes in the fair value of the hedged debt obligation to the extent the hedge is effective. Interest expense reflects interest payments made or received under interest rate derivative instruments. The Company records any change in the fair value of cash flow hedges as other comprehensive income, net of tax, and reclassifies the fair value to interest expense during the hedged interest payment period. The Company recognized $16 million of interest expense reductions related to interest rate derivative contracts in 2004 as compared to $7 million in 2003.

NOTE J – INCOME TAXES

Income before income taxes consists of the following:

(in millions)	2004	2003	2002
Domestic	$ 353	$ 231	$ 305
Foreign	1,141	412	244
	$ 1,494	**$ 643**	**$ 549**

The related provision for income taxes consists of the following:

(in millions)	2004	2003	2002
Current			
Federal	$ 245	$ 159	$ (29)
State	20	7	2
Foreign	137	36	61
	$ 402	$ 202	$ 34
Deferred			
Federal	$ 73	$ (27)	$ 144
State	4	(1)	8
Foreign	(47)	(3)	(10)
	30	(31)	142
	$ 432	**$ 171**	**$ 176**

The reconciliation of income taxes at the federal statutory rate to the actual provision for income taxes is as follows:

	2004	2003	2002
U.S. federal statutory income tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal benefit	1.1%	0.6%	1.5%
Effect of foreign taxes	(13.5%)	(8.8%)	(5.9%)
Non-deductible merger expenses	1.5%	2.0%	5.5%
Research credit	(1.4%)	(1.6%)	(1.5%)
Tax refund			(2.7%)
Legal settlement	1.8%		
Extraordinary dividend from subsidiaries	4.1%		
Other, net	0.3%	(0.6%)	0.2%
	28.9%	**26.6%**	**32.1%**

Significant components of the Company's deferred tax assets and liabilities at December 31 are as follows:

(in millions)	2004	2003
Deferred Tax Assets		
Inventory costs, intercompany profit and related reserves	$ 175	$ 133
Tax benefit of net operating loss and tax credits	170	184
Reserves and accruals	145	101
Restructuring and merger-related charges, including purchased research and development	161	178
Unrealized losses on derivative financial instruments	30	28
Other	60	22
	741	646
Less: valuation allowance on deferred tax assets	23	32
	$ 718	**$ 614**
Deferred Tax Liabilities		
Property, plant and equipment	$ (19)	$ (23)
Intangible assets	(432)	(242)
Unremitted earnings of subsidiaries	(233)	(180)
Litigation settlement	(23)	(23)
Unrealized gains on available-for-sale securities	(1)	(30)
Other	(28)	(22)
	(736)	**(520)**
	$ (18)	**$ 94**

In October 2004, the U.S. enacted the American Jobs Creation Act of 2004. The American Jobs Creation Act creates a temporary incentive for U.S. corporations to repatriate accumulated income earned abroad by providing an 85 percent dividends received deduction for certain dividends from controlled foreign corporations. Although the deduction is subject to a number of limitations and uncertainty remains as to how to interpret certain provisions in the American Jobs Creation Act, the Company believes that it has made an informed decision on the impact of the American Jobs Creation Act on its repatriation plans. Based on that decision, the Company plans to repatriate $1,046 million in extraordinary dividends as defined in the American Jobs Creation Act during the first quarter of 2005 and accordingly has recorded a tax liability of $61 million as of December 31, 2004.

In 2004, the Company repatriated earnings of non-U.S. subsidiaries for which it had previously accrued tax liabilities. The resulting tax liabilities associated with this repatriation were $33 million. In addition, the Company established deferred tax liabilities of $86 million for additional amounts it plans to repatriate from certain non-U.S. operations that did not qualify under the American Jobs Creation Act. The tax liability the Company accrued for earnings of non-U.S. subsidiaries to be remitted in the future is $233 million at December 31, 2004.

At December 31, 2004, the Company had U.S. tax net operating loss carryforwards and tax credit carryforwards, the tax effect of which is $147 million. In addition, the Company had foreign tax net operating loss carryforwards, the tax effect of which is $23 million. These carryforwards will expire periodically beginning in 2005. The Company established a valuation allowance of $23 million against these carryforwards. Approximately $15 million of the decrease in the valuation allowance from 2003 to 2004 is attributable to legislation that was passed during the fourth quarter of 2004 increasing the carryforward period of foreign tax credits to ten years.

The income tax provision (benefit) of the unrealized gain or loss component of other comprehensive income (loss) was $30 million in 2004, $5 million in 2003 and $(44) million in 2002.

NOTE K – COMMITMENTS AND CONTINGENCIES

The interventional medicine market in which the Company primarily participates is in large part technology driven. Physician customers, particularly in interventional cardiology, move quickly to new products and new technologies. As a result, intellectual property rights, particularly patents and trade secrets, play a significant role in product development and differentiation. However, intellectual property litigation to defend or create market advantage is inherently complex and unpredictable. Furthermore, appellate courts frequently overturn lower court patent decisions.

In addition, competing parties frequently file multiple suits to leverage patent portfolios across product lines, technologies and geographies and to balance risk and exposure between the parties. In some cases, several competitors are parties in the same proceeding, or in a series of related proceedings, or litigate multiple features of a single class of devices. These forces frequently drive settlement not only of individual cases, but also of a series of pending and potentially related and unrelated cases. In addition, although monetary and injunctive relief is typically sought, remedies and restitution are generally not determined until the conclusion of the proceedings and are frequently modified on appeal. Accordingly, the outcomes of individual cases are difficult to time, predict or quantify and are often dependent upon the outcomes of other cases in other geographies.

Several third parties have asserted that the Company's current and former stent systems infringe patents owned or licensed by them. Adverse outcomes in one or more of these proceedings could limit the Company's ability to sell certain stent products in certain jurisdictions, or reduce its operating margin on the sale of these products. In addition, damage awards related to historical sales could be material. The Company has similarly asserted that stent systems or other products sold by these companies infringe patents owned or licensed by the Company.

In management's opinion, the Company is not currently involved in any legal proceeding other than those specifically identified below, which, individually or in the aggregate, could have a material effect on its financial condition, operations and/or cash flows.

Litigation with Johnson & Johnson

On October 22, 1997, Cordis Corporation (Cordis), a subsidiary of Johnson & Johnson, filed a suit for patent infringement against the Company and SCIMED Life Systems, Inc. (SCIMED), a subsidiary of the Company, alleging that the importation and use of the NIR® stent infringes two patents owned by Cordis. On April 13, 1998, Cordis filed a suit for patent infringement against the Company and SCIMED alleging that the Company's NIR® stent infringes two additional patents owned by Cordis. The suits were filed in the U.S. District Court for the District of Delaware seeking monetary damages, injunctive relief and that the patents be adjudged valid, enforceable and infringed. A trial on both actions was held in late 2000. A jury found that the NIR® stent does not infringe three Cordis patents, but does infringe one claim of one Cordis patent and awarded damages of approximately $324 million to Cordis. On March 28, 2002, the Court set aside the damage award, but upheld the remainder of the verdict, and held that two of the four patents had been obtained through inequitable conduct in the U.S. Patent and Trademark Office. On May 16, 2002, the Court also set aside the verdict of infringement, requiring a new trial. On

October 14, 2003, Cordis filed a motion to revise and vacate the Court's decision to grant the Company a new trial and asked the Court to enter judgment against the Company. On February 17, 2004, Cordis' motion was denied. Trial is expected to begin on March 17, 2005.

On March 21, 1997, the Company (through its subsidiaries) filed a suit against Johnson & Johnson (through its subsidiaries) in Italy seeking a declaration of noninfringement for the NIR® stent relative to one of the European patents licensed to Ethicon, Inc. (Ethicon), a subsidiary of Johnson & Johnson, and a declaration of invalidity. A technical expert was appointed by the Court and a hearing was held on January 30, 2002. A decision was rendered on September 16, 2004, finding the NIR® stent does not infringe the European patent licensed to Ethicon. A decision with respect to invalidity has not yet been issued.

On April 2, 1997, Ethicon and other Johnson & Johnson subsidiaries filed a cross-border proceeding in The Netherlands alleging that the NIR® stent infringes a European patent licensed to Ethicon. In this action, the Johnson & Johnson entities requested relief, including provisional relief (a preliminary injunction). In October 1997, Johnson & Johnson's request for provisional cross-border relief on the patent was denied by the Dutch Court, on the grounds that it is "very likely" that the NIR® stent will be found not to infringe the patent. Johnson & Johnson's appeal of this decision was denied. In January 1999, Johnson & Johnson amended the claims of the patent and changed the action from a cross-border case to a Dutch national action. On June 23, 1999, the Dutch Court affirmed that there were no remaining infringement claims with respect to the patent. In late 1999, Johnson & Johnson appealed this decision. On March 11, 2004, the Court of Appeals nullified the Dutch Court's June 23, 1999 decision and the proceedings have been returned to the lower court. The lower court has asked the Dutch Patent Office for advice. A hearing in the Dutch Patent Office is scheduled for April 26, 2005.

On August 22, 1997, Johnson & Johnson filed a suit for patent infringement against the Company alleging that the sale of the NIR® stent infringes certain Canadian patents owned by Johnson & Johnson. Suit was filed in the federal court of Canada seeking a declaration of infringement, monetary damages and injunctive relief. A trial was originally expected to begin in March 2004. On November 27, 2003, Cordis requested this action be stayed and on December 15, 2003, the Company appealed to overturn the stay and proceed to trial. A hearing was held on October 20, 2004, at which the Court of Appeals denied the Company's motion. On December 2, 2004, the Court dismissed the case, finding all patents to be invalid. On December 6, 2004, Johnson & Johnson appealed the Court's decision. A hearing on the appeal has not yet been scheduled.

On March 30, 2000, the Company (through its subsidiary) filed suit for patent infringement against two subsidiaries of Cordis alleging that Cordis' Bx Velocity® stent delivery system infringes a published utility model owned by Medinol Ltd. (Medinol) and exclusively licensed to the Company. The complaint was filed in the District Court of Dusseldorf, Germany seeking monetary and injunctive relief. A hearing was held on March 15, 2001, and on June 6, 2001, the Court issued a written decision that Cordis' Bx Velocity stent delivery system infringes the Medinol published utility model. Cordis appealed the decision of the German court. A hearing on the appeal originally scheduled for April 3, 2003 was suspended until decisions are rendered in two actions pending in the U.S. District Court of New York between Medinol and the Company. On October 19, 2004, Medinol filed an Intervention action requesting that the Court declare that the Company is not entitled to bring the infringement claim against Cordis and to declare that Cordis infringes the Medinol utility model. A hearing on the merits is scheduled for November 3, 2005.

On February 14, 2002, the Company and certain of its subsidiaries filed suit for patent infringement against Johnson & Johnson and Cordis alleging that certain balloon catheters and stent delivery systems sold by Johnson & Johnson and Cordis infringe five U.S. patents owned by the Company. The complaint was filed in the U.S. District Court for the Northern District of California seeking monetary and injunctive relief. On October 15, 2002, Cordis filed a counterclaim alleging that certain balloon catheters and stent delivery systems sold by the Company infringe three U.S. patents owned by Cordis and seeking monetary and injunctive relief. On December 6, 2002, the Company filed an amended complaint alleging that two additional patents owned by the Company are infringed by the Cordis products. A summary judgment hearing was held on April 9, 2004, and Cordis' motions for summary judgment were denied. A Markman hearing was held on April 27, 2004, and a trial has not yet been scheduled.

On March 26, 2002, the Company and Target Therapeutics, Inc. (Target), a wholly owned subsidiary of the Company, filed suit for patent infringement against Cordis alleging that certain detachable coil delivery systems and/or pushable coil vascular occlusion systems (coil delivery systems) infringe three U.S. patents, owned by or exclusively licensed to Target. The complaint was filed in the U.S. District Court for the Northern District of California seeking monetary and injunctive relief. A summary judgment hearing was held on April 19, 2004, and on June 25, 2004, the Court granted summary judgment in favor of the Company finding infringement of one of the patents. On February 3, 2005, the Court granted a stay in the proceedings pending reexamination of two of the patents by the U.S. Patent and Trademark Office. Summary judgment motions on the validity of the remaining patent are pending and will be heard on April 25, 2005.

On January 13, 2003, Cordis filed suit for patent infringement against the Company and SCIMED alleging the Company's Express² coronary stent infringes a U.S. patent owned by Cordis. The suit was filed in the U.S. District Court for the District of Delaware seeking monetary and injunctive relief. On February 14, 2003, Cordis filed a motion requesting a preliminary injunction. The Company answered the complaint, denying the allegations, and filed a counterclaim against Cordis, alleging that certain products sold by Cordis infringe a patent owned by the Company. A hearing on the preliminary injunction motion was held and on November 21, 2003, the Court denied the motion for a preliminary injunction. Cordis appealed the denial of its motion and a hearing was held on April 5, 2004. On May 28, 2004, the Court of Appeals affirmed the denial of the preliminary injunction. On August 4, 2004, the Court granted a Cordis motion to add the Company's Liberté™ coronary stent and two additional patents to the complaint. The trial is currently scheduled to begin June 13, 2005.

On March 13, 2003, the Company and Boston Scientific Scimed, Inc. filed suit for patent infringement against Johnson & Johnson and Cordis, alleging that its Cypher® drug-eluting stent infringes a patent owned by the Company. The suit was filed in the District Court of Delaware seeking monetary and injunctive relief. On March 20, 2003, the Company filed a motion seeking a preliminary injunction with respect to the sale of the Cypher drug-eluting stent in the United States. Cordis answered the complaint, denying the allegations, and filed a counterclaim against the Company alleging that the patent is not valid and is unenforceable. The Company subsequently filed amended and new complaints in the District Court of Delaware alleging that the Cypher drug-eluting stent infringes four additional patents owned by the Company. A hearing on the preliminary injunction motion was held and on November 21, 2003, the Court denied the motion for a preliminary injunction. Following the announcement on February 23, 2004 by Guidant Corporation (Guidant) of an agreement with Johnson & Johnson and Cordis to sell the Cypher drug-eluting stent, the Company amended its complaint to include Guidant and certain of its subsidiaries as co-defendants as to certain patents in suit. In March 2005, the Company filed a stipulated dismissal as to three of the patents. The trial on the first remaining patent is scheduled to begin on June 13, 2005. The trial on the second remaining patent is scheduled for October 2005.

On December 24, 2003, the Company (through its subsidiary Schneider Europe GmbH) filed suit against the Belgian subsidiaries of Johnson & Johnson, Cordis and Janssen Pharmaceutica alleging that Cordis' Bx Velocity stent, Bx Sonic® stent, Cypher stent, Cypher Select stent, Aqua T3™ balloon and U-Pass balloon infringe one of the Company's European patents. The suit was filed in the District Court of Brussels, Belgium seeking preliminary cross-border, injunctive and monetary relief and sought an expedited review of the claims by the Court. A separate suit was filed in the District Court of Brussels, Belgium against nine additional Johnson & Johnson subsidiaries. On February 9, 2004, the Belgium Court linked all Johnson & Johnson entities into a single action. A hearing was held on June 7, 2004, and on June 21, 2004, the Court dismissed the case for failure to satisfy the requirements for expedited review without commenting on the merits of the claims. On August 5, 2004, the Company refiled the suit on the merits against the same Johnson & Johnson subsidiaries in the District Court of Brussels, Belgium seeking cross-border, injunctive and monetary relief for infringement of the same European patent.

On May 12, 2004, the Company (through its subsidiary Schneider Europe GmbH) filed suit against two of Johnson & Johnson's Dutch subsidiaries, alleging that Cordis' Bx Velocity stent, Bx Sonic stent, Cypher stent, Cypher Select stent, Aqua T3 balloon and U-Pass balloon infringe one of the Company's European patents. The suit was filed in the District Court of The Hague in The Netherlands seeking cross-border, injunctive and monetary relief. A hearing is scheduled for April 1, 2005.

On September 27, 2004, Boston Scientific Scimed, Inc. filed suit against a German subsidiary of Johnson & Johnson alleging the Cypher drug-eluting stent infringes a European patent owned by the Company. The suit was filed in Mannheim, Germany seeking monetary and injunctive relief. A hearing is scheduled for April 1, 2005.

On October 15, 2004, Boston Scientific Scimed, Inc. filed suit against a German subsidiary of Johnson & Johnson alleging the Cypher drug-eluting stent infringes a German utility model owned by the Company. The suit was filed in Mannheim, Germany seeking monetary and injunctive relief. A hearing is scheduled for April 1, 2005.

On December 30, 2004, Boston Scientific Scimed, Inc. filed suit against a German subsidiary of Johnson & Johnson alleging the Cypher drug-eluting stent infringes a German utility model owned by the Company. The suit was filed in Dusseldorf, Germany seeking monetary and injunctive relief. A hearing is scheduled for December 1, 2005.

Litigation with Guidant Corporation

On December 28, 2004, the Company and SCIMED filed suit for patent infringement against Guidant and certain of its subsidiaries alleging that Guidant's ACCULINK™ stent and ACCUNET™ embolic protection system infringes three U.S. patents owned by the Company. The complaint was filed in the U.S. District Court for the District of Minnesota seeking monetary and injunctive relief. On January 26, 2005, Guidant answered the complaint. Trial is expected to begin in September 2006.

Litigation with Medtronic, Inc.

On August 13, 1998, Medtronic AVE, Inc. (Medtronic AVE), a subsidiary of Medtronic, Inc. (Medtronic), filed a suit for patent infringement against the Company and SCIMED alleging that the Company's NIR® stent infringes two patents owned by Medtronic AVE. The suit was filed in the U.S. District Court for the District of Delaware seeking injunctive and monetary relief. On May 25, 2000, Medtronic AVE amended the complaint to include a third patent. Cross-motions for summary judgment were filed and hearings were held on October 21 and 22, 2004. On January 5, 2005, the Court found the NIR® stent not to infringe the patents and on February 2, 2005, issued final judgment in favor of the Company.

On January 15, 2004, Medtronic Vascular, Inc. (Medtronic Vascular), a subsidiary of Medtronic, filed suit against the Company and SCIMED alleging the Company's Express® coronary stent and Express² coronary stent infringe four U.S. patents owned by Medtronic Vascular. The suit was filed in the District Court of Delaware seeking monetary and injunctive relief. The Company has answered, denying the allegations of the complaint. Cross-motions for summary judgment were filed and hearings were held on October 21 and 22, 2004. On January 5, 2005, the Court found the Express coronary stent and Express² coronary stent not to infringe the patents and on February 2, 2005, issued final judgment in favor of the Company.

Litigation Relating to Advanced Neuromodulation Systems, Inc.

On April 21, 2004, Advanced Neuromodulation Systems, Inc. (ANSI) filed suit against Advanced Bionics, a subsidiary of the Company, alleging that its Precision® spinal cord stimulation system infringes a U.S. patent owned by ANSI. The suit also includes allegations of misappropriation of trade secrets and tortious interference with a contract. The suit was filed in the U.S. District Court for the Eastern District of Texas seeking monetary and injunctive relief. On June 25, 2004, Advanced Bionics filed a motion to dismiss and a request for transfer of venue to California. On August 6, 2004, Advanced Bionics moved to send the trade secret claims and tortious interference proceedings to arbitration. On August 12, 2004, ANSI amended its complaint to include two additional patents. On January 25, 2005, Advanced Bionics' motion to dismiss and transfer was denied, but the Court granted a stay, in part, with respect to moving the misappropriation of trade secrets and tortious interference claims to arbitration. On March 11, 2005, Advanced Bionics answered the amended complaint, denying the allegations and filed a counterclaim against ANSI alleging that certain products sold by ANSI infringe two patents owned by Advanced Bionics. The counterclaim seeks monetary and injunctive relief. Trial on the patent claims is expected to begin in January 2006.

On October 20, 2004, ANSI filed a complaint against Advanced Bionics and a former employee of ANSI now working at Advanced Bionics. The suit includes allegations of breach of contract and misappropriation of trade secrets against the employee, tortious interference against Advanced Bionics, and conversion and civil conspiracy against both defendants. The suit was filed in the District Court of Collin County, Texas seeking monetary damages and temporary and permanent injunctive relief. Advanced Bionics answered the complaint and the parties are moving to mediation pursuant to the employment contract.

Litigation with Medinol Ltd.

On April 5, 2001, Medinol filed a complaint against the Company and certain of its current and former employees alleging breaches of contract, fraud and other claims. The suit was filed in the U.S. District Court for the Southern District of New York seeking monetary and injunctive relief. On April 26, 2001, Medinol amended its complaint to add claims alleging misappropriation of trade secrets in relation to the Company's Express stent development program. Medinol seeks monetary and injunctive relief, as well as an end to the Company's right to distribute Medinol stents and to gain access to certain Company intellectual property. On April 30, 2001, the Company answered and countersued Medinol and its principals, seeking monetary and injunctive relief. During the last quarter of 2001, the Court dismissed several of the individuals from the case. Summary judgment hearings were held in November and December 2003. On December 2, 2004, the Court granted summary judgment in part and denied summary judgment in part, dismissing the remaining individuals and dismissing all of the jury claims. Trial is expected to begin on June 20, 2005.

On June 11, 2001, the Company filed suit in the Jerusalem District Court in Israel against Medinol and its controlling shareholders, alleging among other things, loss of faith among Medinol's shareholders, breach of duty by Medinol management and misappropriation of corporate opportunities, including trade secrets and intellectual property. The suit seeks, among other things, monetary relief and costs. Preliminary motions were heard on October 29, 2001. Medinol and its shareholders requested the Court to strike the claim on the grounds of lack of jurisdiction. The Court rejected the motion except for the nomination of a director to Medinol, which was referred to the District Court of New York. A preliminary hearing originally scheduled for June 9, 2003 was canceled and has not yet been rescheduled.

On April 22, 2002, Medinol filed suit against Boston Scientific Medizintechnik GmbH, a German subsidiary of the Company, alleging that the Company's Express stent infringes certain German patents and utility models owned by Medinol. The suit was filed in Dusseldorf, Germany. Hearings were held in May 2003, and on June 24, 2003, the German court found that the Express stent infringes one German patent and one utility model asserted by Medinol and enjoined sales in Germany. On March 31, 2004, the European Patent Office declared the patent invalid. Medinol appealed the finding of noninfringement on two of its patents and the Company appealed the finding of infringement of the utility model. On December 6, 2004, Medinol filed an Extension of Complaint alleging infringement of a German patent and a hearing has not yet been scheduled. A hearing on the appeal was held in January 2005. On February 24, 2005, the Court found the Company did not infringe two of the Medinol patents. The appeal as to the utility model has been stayed pending the outcome of a related cancellation proceeding.

On January 21, 2003, Medinol filed suit against several of the Company's international subsidiaries in the District Court of The Hague, The Netherlands seeking cross-border, monetary and injunctive relief covering The Netherlands, Austria, Belgium, the United Kingdom, Ireland, Switzerland, Sweden, Spain, France, Portugal and Italy, alleging the Company's Express stent infringes four European patents owned by Medinol. A hearing was held on October 10, 2003, and a decision was rendered on December 17, 2003 finding the Company infringes one patent. The Court, however, granted no cross-border relief. The Company appealed the finding and filed nullity actions against one of the patents in Ireland, France, Italy, Spain, Sweden, Portugal and Switzerland. On March 31, 2004, the European Patent Office declared this patent invalid. The Court's injunction and damages order have been dismissed. Medinol appealed the Court's decision with respect to the remaining three patents seeking an expedited review of the claims by the Court. A hearing was held on March 14, 2005 and a decision is expected in May 2005. On June 9, 2004, Medinol filed a kort geding proceeding against the Company's same international subsidiaries alleging that the sale of the Express and TAXUS coronary stent systems infringe one of the patents on appeal from the 2003 suit. The suit was filed in the District Court of The Hague, The Netherlands seeking preliminary injunctive relief. On August 5, 2004, the Court denied Medinol's request for preliminary injunctive relief. On September 1, 2004, Medinol filed an appeal.

On September 10, 2002, the Company filed suit against Medinol alleging Medinol's NIRFlex™ and NIRFlex™ Royal products infringe two patents owned by the Company. The suit was filed in Dusseldorf, Germany seeking monetary and injunctive relief. A hearing was held on September 23, 2003. On October 28, 2003, the German Court found that Medinol infringed one of the two patents owned by the Company. On December 8, 2003, the Company filed an appeal relative to the other patent. Subsequently, Medinol filed an appeal relative to the one patent found to be infringed. A hearing on both appeals is scheduled for April 14, 2005.

On September 25, 2002, the Company filed suit against Medinol alleging Medinol's NIRFlex™ and NIRFlex™ Royal products infringe a patent owned by the Company. The suit was filed in the District Court of The Hague, The Netherlands seeking cross-border, monetary and injunctive relief. On September 10, 2003, the Dutch Court ruled that the patent was invalid. The Company appealed the Court's decision in December 2003. A hearing on the appeal has not yet been scheduled.

On April 30, 2004, Medinol filed suit against the Company alleging that the Company's Express and TAXUS stent systems infringe a utility model owned by Medinol. The suit was filed in Dusseldorf, Germany. A hearing is scheduled for April 21, 2005.

Other Patent Litigation

On July 28, 2000, Dr. Tassilo Bonzel filed a complaint naming certain of the Company's Schneider Worldwide subsidiaries and Pfizer Inc. (Pfizer) and certain of its affiliates as defendants, alleging that Pfizer failed to pay Dr. Bonzel amounts owed under a license agreement involving Dr. Bonzel's patented Monorail® technology. The suit was filed in the U.S. District Court for the District of Minnesota seeking monetary relief. On September 26, 2001, Dr. Bonzel and the Company reached a contingent settlement involving all but one claim asserted in the complaint. The contingency has been satisfied and the settlement is now final. On December 17, 2001, the remaining claim was dismissed without prejudice with leave to refile the suit in Germany. Dr. Bonzel filed an appeal of the dismissal of the remaining claim. On July 29, 2003, the Appellate Court affirmed the lower court's dismissal, and on October 24, 2003, the Minnesota Supreme Court denied Dr. Bonzel's petition for further review. On March 26, 2004, Dr. Bonzel filed a similar complaint against the Company, certain of its subsidiaries and Pfizer in the Federal District Court for the District of Minnesota. The Company and its subsidiaries answered, denying the allegations of the complaint. The Company filed a motion to dismiss the case and a hearing on the motion was held on August 27, 2004. On November 2, 2004, the Court granted the Company's motion and the case was dismissed with prejudice. On February 7, 2005, Dr. Bonzel appealed the Court's decision.

On September 12, 2002, EV3 Inc. (EV3) filed suit against The Regents of the University of California (The Regents) and a subsidiary of the Company in the District Court of The Hague, The Netherlands, seeking a declaration that EV3's EDC II and VDS embolic coil products do not infringe three patents licensed by the Company from The Regents. On October 22, 2003, the Court ruled that the EV3 products infringe three patents licensed by the Company. On December 18, 2003, EV3 appealed the Court's ruling. A hearing has not yet been scheduled.

On January 21, 2003, Dendron GmbH, EV3 Ltd., EV3 International, Inc., Microvena Corporation and Micro Therapeutics, Inc. (the EV3 Parties) filed suit against The Regents in the United Kingdom seeking a declaration that certain of the EV3 Parties' detachable coil and microcatheter products do not infringe a patent licensed by the Company from The Regents and revocation of the patent. The Company has answered, denying the allegations of the complaint and filed a counterclaim against the EV3 Parties alleging that the products infringe a patent licensed to the Company and owned by The Regents. The Regents dedicated the UK patents to the public and the case was subsequently closed.

On December 16, 2003, The Regents filed suit against Micro Therapeutics, Inc. (Micro Therapeutics) and Dendron GmbH (Dendron) alleging that Micro Therapeutics' Sapphire detachable coil delivery systems infringe twelve patents licensed by the Company and owned by The Regents. The complaint was filed in the U.S. District Court for the Northern District of California seeking monetary and injunctive relief. On January 8, 2004, Micro Therapeutics and Dendron filed a third-party complaint to include the Company and Target as third-party defendants seeking a declaratory judgment of invalidity and noninfringement with respect to the patents and antitrust violations. On February 17, 2004, the Company, as a third-party defendant, filed a motion to dismiss the Company from the case. On July 9, 2004, the Court granted the Company's motion in part and dismissed the Company and Target from the claims relating only to patent infringement, while denying dismissal of an antitrust claim. Motions for summary judgment are pending.

On September 27, 2004, the Company and Target filed suit for patent infringement against Micrus Corporation (Micrus) alleging that certain detachable embolic coil devices infringe two U.S. patents exclusively licensed to Target. The complaint was filed in the U.S. District Court for the Northern District of California seeking monetary and injunctive relief. On November 16, 2004, Micrus answered and filed counterclaims seeking a declaration of invalidity, unenforceability and noninfringement and included allegations of infringement against the Company relating to three U.S. patents owned by Micrus, and antitrust violations. On January 10, 2005, the Company and Target filed a motion to dismiss certain of Micrus' counterclaims, and on February 23, 2005, the Court granted a request to stay the proceedings pending a reexamination of the Target patents by the U.S. Patent and Trademark Office.

On November 4, 2004, Applied Hydrogel Technology (AHT) and Dr. Lih-Bin Shih filed a complaint against Medluminal Systems, Inc. (Medluminal), InterWest Partners, the Company and three individuals alleging that certain of Medluminal's products infringe a patent owned by AHT. The complaint also includes claims of misappropriation of trade secrets and conversion against the Company and certain of the other defendants. The suit was filed in the U.S. District Court for the Southern District of California seeking monetary and injunctive relief. On February 15, 2005, the case was stayed pending arbitration proceedings.

On February 1, 2005, the Company and Angiotech Pharmaceuticals, Inc. (Angiotech) filed suit against Conor Medical System, Inc. (Conor) in The Hague, The Netherlands seeking a declaration that Conor's drug-eluting stent products infringe patents owned by Angiotech and licensed to the Company. A hearing is scheduled for May 4, 2005.

Department of Justice Investigation

In October 1998, the Company recalled its NIR ON® Ranger™ with Sox™ coronary stent delivery system following reports of balloon leaks. Since November 1998, the U.S. Department of Justice has been conducting an investigation primarily regarding: the shipment, sale and subsequent recall of the NIR ON® Ranger™ with Sox™ stent delivery system; aspects of the Company's relationship with Medinol, the vendor of the stent; and related events. The Company has been advised that it is a target of the federal grand jury investigation, but that no final decision has been made as to whether any potential charges would be brought. Two senior officials had also been advised that they were targets of the investigation, but counsel for the individuals have reported to the Company the receipt of letters from the government declining prosecution. Although the Company has contested certain procedural matters related to the conduct of the investigation, the Company has agreed to extend the applicable statute of limitations, which may result in the investigation continuing into mid-2005 or beyond. There can be no assurance that the investigation will result in an outcome favorable to the Company, that charges would not be brought, or that the Company would not agree to a further extension of the statute. The Company believes that it acted responsibly and appropriately.

Other Proceedings

On January 10, 2002 and January 15, 2002, Alan Schuster and Antoinette Loeffler, respectively, putatively initiated shareholder derivative lawsuits for and on behalf of the Company in the U.S. District Court for the Southern District of New York against the Company's then current directors and the Company as nominal defendant. Both complaints allege, among other things, that with regard to the Company's relationship with Medinol, the defendants breached their fiduciary duties to the Company and its shareholders in the management and affairs of the Company, and in the use and preservation of the Company's assets. The suits seek a declaration of the directors' alleged breach, damages sustained by the Company as a result of the alleged breach and monetary and injunctive relief. On October 18, 2002, the plaintiffs filed a consolidated amended complaint naming two senior officials as defendants and the Company as nominal defendant. On November 15, 2002, defendants moved to dismiss the complaint and, alternatively, for a stay of this litigation pending resolution of a separate lawsuit brought by Medinol against the Company. Plaintiffs have consented to the stay sought by defendants.

On March 3, 2005, the African Assistance Program filed a charge of discrimination with the Minnesota Department of Human Rights and the Minnesota office of the U.S. Equal Employment Opportunity Commission, purportedly on behalf of certain of the Company's black employees of African national origin, alleging that the Company subjects black employees to a hostile work environment and discriminatory employment practices in violation of Title VII of the Civil Rights Act of 1964, as amended. The Company is currently investigating the allegation.

NOTE L – STOCKHOLDERS' EQUITY

Preferred Stock

The Company is authorized to issue 50 million shares of preferred stock in one or more series and to fix the powers, designations, preferences and relative participating, option or other rights thereof, including dividend rights, conversion rights, voting rights, redemption terms, liquidation preferences and the number of shares constituting any series, without any further vote or action by the Company's stockholders. At December 31, 2004 and December 31, 2003, the Company had no shares of preferred stock outstanding.

Common Stock

The Company is authorized to issue 1,200 million shares of common stock, $.01 par value per share. Holders of common stock are entitled to one vote per share. Holders of common stock are entitled to receive dividends if and when declared by the Board of Directors and to share ratably in the assets of the Company legally available for distribution to its stockholders in the event of liquidation. Holders of common stock have no preemptive, subscription, redemption or conversion rights. The holders of common stock do not have cumulative voting rights. The holders of a majority of the shares of common stock can elect all of the directors and can control the management and affairs of the Company.

The Company paid a two-for-one stock split that was effected in the form of a 100 percent stock dividend on November 5, 2003. All historical share and per share amounts have been restated to reflect the stock split except for share amounts presented in the consolidated statements of stockholders' equity, which reflect the actual share amounts outstanding for each period presented.

The Company repurchased approximately 10 million shares of its common stock at an aggregate cost of $360 million in 2004 and 22 million shares at an aggregate cost of $570 million in 2003. In addition, during 2004, the Board of Directors approved the repurchase of up to an additional 50 million shares of the Company's common stock at prevailing market prices on the open market or in privately negotiated transactions. The new authorization is in addition to approximately 13 million shares remaining under previous share repurchase authorizations. As of December 31, 2004, the Company has repurchased approximately 107 million shares of its common stock under these authorizations and has 9 million shares of common stock in its treasury at year end. Repurchased shares are available for reissuance under the Company's equity incentive plans and for general corporate purposes, including strategic alliances and acquisitions.

NOTE M – STOCK OWNERSHIP PLANS

Employee and Director Stock Incentive Plans

The Company's Long-Term Incentive Plans (Plans) provide for the issuance of up to 150 million shares of common stock. Together, the Plans cover officers, directors and employees of and consultants to the Company and provide for the grant of various incentives, including qualified and nonqualified options, deferred stock units, stock grants, share appreciation rights and performance awards. Nonqualified options granted to purchase shares of common stock are either immediately exercisable or exercisable in installments as determined by the Executive Compensation and Human Resources Committee of the Board of Directors (Committee), consisting of nonemployee directors and expire within ten years from date of grant. In the case of qualified options, if an employee owns more than 10 percent of the voting power of all classes of stock, the option granted will be at an exercise price of 110 percent of the fair market value of the Company's common stock on the date of grant and will expire over a period not to exceed five years. The Committee may issue shares of common stock and/or authorize cash awards under the Plans in recognition of the achievement of long-term performance objectives established by the Committee.

During the fourth quarter, the Company modified certain of its stock option plans, principally for options granted prior to May 2001, to change the definition of retirement to conform to the definition generally used in the Company's stock option plans subsequent to May 2001. As a result of these modifications, the Company recorded a $90 million charge ($60 million after-tax) in 2004. The key assumptions in estimating the charge were the anticipated retirement age and the expected exercise patterns for the individuals whose options were modified. If the assumptions used do not approximate actual retirement behavior and exercise activity, the Company may need to record adjustments through its statements of operations.

Information related to stock options at December 31 under stock incentive plans is as follows:

(option amounts in thousands)	2004		2003		2002	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding at January 1	66,103	$15.16	84,218	$12.23	87,954	$10.78
Granted	2,101	39.72	6,857	33.33	10,668	20.55
Exercised	(18,296)	10.64	(24,023)	10.10	(10,752)	8.53
Canceled	(880)	18.41	(949)	13.86	(3,652)	12.68
Outstanding at December 31	**49,028**	**17.84**	**66,103**	**15.16**	**84,218**	**12.23**
Exercisable at December 31	**34,776**	**$14.32**	**42,126**	**$12.01**	**48,878**	**$11.05**

Below is additional information related to stock options outstanding and exercisable at December 31, 2004:

(option amounts in thousands)	Stock Options Outstanding			Stock Options Exercisable	
Range of Exercise Prices	Options	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
$ 0.00 – 8.00	4,980	5.14	$ 6.37	4,750	$ 6.30
8.01 – 16.00	20,161	5.15	11.87	17,749	11.80
16.01 – 24.00	15,764	6.20	19.82	10,742	19.15
24.01 – 32.00	358	8.57	31.02	88	31.08
32.01 – 40.00	6,417	9.01	34.85	1,447	34.71
40.01 – 48.00	1,348	9.43	41.95		
	49,028	**6.13**	**$17.84**	**34,776**	**$14.32**

Shares reserved for future issuance under all of the Company's incentive plans totaled approximately 94 million at December 31, 2004.

A table illustrating the effect on net income and net income per share as if the fair value method prescribed by Statement No. 123 had been applied is presented in Note A. Any compensation cost on fixed awards with pro rata vesting is recognized on a straight-line basis over the award's vesting period. The fair value of the stock options used to calculate the pro forma net income and net income per share was estimated using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2004	2003	2002
Dividend yield	0%	0%	0%
Expected volatility	46.85%	49.28%	49.80%
Risk-free interest rate	3.50%	3.13%	3.18%
Forfeitures	615,112	631,561	2,727,872
Expected life	5.0	5.0	5.0

The weighted average grant-date fair value per share of options granted, calculated using the Black-Scholes option-pricing model, was $14.36 in 2004, $14.96 in 2003 and $9.58 in 2002.

Global Employee Stock Ownership Plan

The Company's Global Employee Stock Ownership Plan (GESOP) provides for the granting of options to purchase up to 15 million shares of the Company's common stock to all eligible employees. Under the GESOP, each eligible employee is granted, at the beginning of each period designated by the Committee as an offering period, an option to purchase shares of the Company's common stock equal to not more than 10 percent of the employee's eligible compensation. Such options may be exercised generally only to the extent of accumulated payroll deductions at the end of the offering period, at a purchase price equal to 85 percent of the fair market value of the Company's common stock at the beginning or end of each offering period, whichever is less.

During 2004, the Company issued approximately 1,004,000 shares at prices ranging from $30.22 to $30.81 per share. During 2003, the Company issued approximately 1,288,000 shares at prices ranging from $12.21 to $18.27 per share and during 2002, the Company issued approximately 1,838,000 shares at prices ranging from $7.47 to $9.67 per share. At December 31, 2004, there were approximately three million shares available for future issuance.

NOTE N – EARNINGS PER SHARE

The computation of basic and diluted earnings per share is as follows:

(in millions, except per share data)	2004	2003	2002
Basic			
Net income	$ 1,062	$ 472	$ 373
Weighted average shares outstanding	838.2	821.0	814.2
Net income per common share	**$ 1.27**	**$ 0.57**	**$ 0.46**
Assuming Dilution			
Net income	$ 1,062	$ 472	$ 373
Weighted average shares outstanding	838.2	821.0	814.2
Net effect of common stock equivalents	19.5	24.4	15.8
Total	857.7	845.4	830.0
Net income per common share	**$ 1.24**	**$ 0.56**	**$ 0.45**

Potential common shares of one million in 2004, one million in 2003 and 21 million in 2002 were excluded from the computation of earnings per share, assuming dilution, because exercise prices were greater than the average market price of the common shares.

NOTE O – SEGMENT REPORTING

The Company has four reportable operating segments based on geographic regions: the United States, Europe, Japan and Inter-Continental. Each of the Company's reportable segments generates revenues from the sale of less-invasive medical devices. The reportable segments represent an aggregate of all operating divisions.

Sales and operating results of reportable segments are based on internally derived standard foreign exchange rates, which may differ from year to year and do not include intersegment profits. The segment information for 2003 and 2002 sales and operating results have been restated based on the Company's standard foreign exchange rates used for 2004. Because of the interdependence of the reportable segments, the operating profit as presented may not be representative of the geographic distribution that would occur if the segments were not interdependent. Enterprise-wide information is based on foreign exchange rates used in the Company's consolidated financial statements.

(in millions)	United States	Europe	Japan	Inter-Continental	Total
2004					
Net sales	$ 3,502	$ 894	$ 602	$ 496	**$ 5,494**
Depreciation	9	5	3	2	**19**
Operating income allocated to reportable segments	1,752	439	343	224	**2,758**
2003					
Net sales	$ 1,924	$ 665	$ 568	$ 344	**$ 3,501**
Depreciation	8	3	3	2	**16**
Operating income allocated to reportable segments	684	310	323	145	**1,462**
2002					
Net sales	$ 1,756	$ 532	$ 558	$ 233	**$ 3,079**
Depreciation	10	3	4	2	**19**
Operating income allocated to reportable segments	657	229	326	75	**1,287**

A reconciliation of the totals reported for the reportable segments to the applicable line items in the consolidated financial statements is as follows:

(in millions)	2004	2003	2002
Net Sales			
Total net sales allocated to reportable segments	$ 5,494	$ 3,501	$ 3,079
Foreign exchange	130	(25)	(160)
	$ 5,624	**$ 3,476**	**$ 2,919**
Depreciation			
Total depreciation allocated to reportable segments	$ 19	$ 16	$ 19
Manufacturing operations	108	67	51
Corporate expenses and foreign exchange	36	24	19
	$ 163	**$ 107**	**$ 89**
Income before Income Taxes			
Total operating income allocated to reportable segments	$ 2,758	$ 1,462	$ 1,287
Manufacturing operations	(376)	(293)	(271)
Corporate expenses and foreign exchange	(468)	(420)	(420)
Litigation-related (charges) credits, net	(75)	(15)	99
Purchased research and development	(65)	(37)	(85)
401(k) Plan enhancement	(110)		
Stock-compensation charge for certain modifications	(90)		
	1,574	697	610
Other income (expense)	(80)	(54)	(61)
	$ 1,494	**$ 643**	**$ 549**

Enterprise-Wide Information

(in millions)	2004	2003	2002
Net Sales			
Cardiovascular	$ 4,490	$ 2,504	$ 2,067
Endosurgery	1,088	972	852
Neuromodulation	46		
	$ 5,624	**$ 3,476**	**$ 2,919**
Long-Lived Assets			
United States	$ 660	$ 536	$ 464
Ireland	149	169	134
Other foreign countries	61	39	38
	$ 870	**$ 744**	**$ 636**

THE BOARD OF DIRECTORS AND STOCKHOLDERS OF BOSTON SCIENTIFIC CORPORATION

We have audited the accompanying consolidated balance sheets of Boston Scientific Corporation as of December 31, 2004 and December 31, 2003 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Boston Scientific Corporation at December 31, 2004 and December 31, 2003 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Boston Scientific Corporation's internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 10, 2005, expressed an unqualified opinion thereon.

Ernst + Young LLP

Boston, Massachusetts

March 10, 2005

Year Ended December 31, (in millions, except per share data)	2004	2003	2002	2001	2000
Operating Data					
Net sales	$ 5,624	$ 3,476	$ 2,919	$ 2,673	$ 2,664
Gross profit	4,332	2,515	2,049	1,754	1,832
Selling, general and administrative expenses	1,742	1,171	1,002	926	867
Research and development expenses	569	452	343	275	199
Royalty expense	195	54	36	35	37
Amortization expense	112	89	72	136	91
Litigation-related charges (credits), net	75	15	(99)		
Purchased research and development	65	37	85	282	
Restructuring and merger-related charges					58
Total operating expenses	2,758	1,818	1,439	1,654	1,252
Operating income	1,574	697	610	100	580
Net income (loss)	1,062	472	373	(54)	373
Net income (loss) per common share – basic	$ 1.27	$ 0.57	$ 0.46	$ (0.07)	$ 0.46
Net income (loss) per common share – assuming dilution	$ 1.24	$ 0.56	$ 0.45	$ (0.07)	$ 0.46
Weighted average shares outstanding – assuming dilution	857.7	845.4	830.0	802.8	816.6

December 31, (in millions, except per share data)	2004	2003	2002	2001	2000
Balance Sheet Data					
Working capital	$ 684	$ 487	$ 285	$ 275	$ 173
Total assets	8,170	5,699	4,450	3,974	3,427
Commercial paper – short-term	280	547	88	99	56
Current maturities of long-term debt	502	1			
Bank obligations – short-term	446	5		132	204
Long-term debt, net of current portion	1,139	1,172	847	973	574
Stockholders' equity	4,025	2,862	2,467	2,015	1,935
Book value per common share	$ 4.82	$ 3.46	$ 3.00	$ 2.49	$ 2.42

The Company paid a two-for-one stock split that was effected in the form of a 100 percent stock dividend on November 5, 2003. All historical amounts above have been restated to reflect the stock split.

(See notes to the consolidated financial statements)

Three months ended (in millions, except per share data)	March 31,	June 30,	September 30,	December 31,
2004				
Net sales	$ 1,082	$ 1,460	$ 1,482	$ 1,600
Gross profit	790	1,097	1,173	1,272
Operating income	264	448	358	504
Net income	194	313	258	297
Net income per common share – basic	$ 0.23	$ 0.37	$ 0.31	$ 0.35
Net income per common share – assuming dilution	$ 0.23	$ 0.36	$ 0.30	$ 0.35
2003				
Net sales	$ 807	$ 854	$ 876	$ 939
Gross profit	581	619	633	682
Operating income	155	173	173	196
Net income	97	114	124	137
Net income per common share – basic	$ 0.12	$ 0.14	$ 0.15	$ 0.17
Net income per common share – assuming dilution	$ 0.11	$ 0.13	$ 0.15	$ 0.16

During 2004, the Company recorded after-tax charges of $64 million in the second quarter, $146 million in the third quarter and $122 million in the fourth quarter. The net charges for the year consisted of a provision for legal and regulatory exposures, an enhancement to the Company's 401(k) Retirement Savings Plan, purchased research and development, a charge relating to taxes on the approximately $1 billion of cash that the Company plans to repatriate in 2005 under the American Jobs Creation Act of 2004 and a non-cash charge resulting from certain modifications to the Company's stock option plans.

During 2003, the Company recorded after-tax charges of $20 million in the first quarter, $12 million in the second quarter, $13 million in the third quarter and $4 million in the fourth quarter. The net charges for the year consisted of purchased research and development and charges related to litigation and product liability settlements.

The Company paid a two-for-one stock split that was effected in the form of a 100 percent stock dividend on November 5, 2003. All historical amounts above have been restated to reflect the stock split.

(See notes to the consolidated financial statements)

MARKET FOR THE COMPANY'S COMMON STOCK AND RELATED MATTERS *(unaudited)*

The following table shows the market range for the Company's common stock based on reported sales prices on the New York Stock Exchange. All amounts below reflect the impact of the Company's two-for-one stock split that was effected in the form of a 100 percent stock dividend on November 5, 2003.

2004	High	Low
First Quarter	$ 44.12	$ 35.86
Second Quarter	45.81	37.32
Third Quarter	42.70	32.12
Fourth Quarter	39.46	33.36

2003	High	Low
First Quarter	$ 23.70	$ 19.84
Second Quarter	32.30	20.63
Third Quarter	34.21	28.33
Fourth Quarter	36.76	31.09

The Company has not paid a cash dividend during the past five years. The Company currently intends to retain all of its earnings to invest in the continued growth of its business. The Company may consider declaring and paying a dividend in the future; however, there can be no assurance that it will do so.

At February 28, 2005, there were 8,259 record holders of the Company's common stock.

(See notes to the consolidated financial statements)

CORPORATE INFORMATION

EXECUTIVE OFFICERS AND DIRECTORS

John E. Abele
Director; Founder

Lawrence C. Best
Executive Vice President, Finance and Administration and Chief Financial Officer

Brian R. Burns
Senior Vice President, Quality

Ursula M. Burns [2,4]
Director; Senior Vice President and President, Business Group Operations of Xerox Corporation

Fredericus A. Colen
Executive Vice President and Chief Technology Officer

Paul Donovan
Senior Vice President, Corporate Communications

Joel L. Fleishman [1,3]
Director; Professor of Law and Public Policy, Duke University

Marye Anne Fox, Ph.D. [1,4]
Director; Chancellor University of California, San Diego

James Gilbert
Senior Vice President

Jeffrey H. Goodman
Senior Vice President, International

Ray J. Groves [2,3]
Director; Senior Advisor, Marsh Inc.

Paul A. LaViolette
Chief Operating Officer

Robert G. MacLean
Executive Vice President, Human Resources

Ernest Mario, Ph.D. [1,4]
Director; Chairman and CEO, Reliant Pharmaceuticals, Inc.

Stephen F. Moreci
Senior Vice President and Group President, Endosurgery

N.J. Nicholas, Jr. [4]
Director; Private Investor

Peter M. Nicholas
Director; Chairman of the Board

John E. Pepper [1,4]
Director; Vice President, Finance and Administration, Yale University

Kenneth J. Pucel
Senior Vice President, Operations

Lucia L. Quinn
Senior Vice President and Assistant to the President

Uwe E. Reinhardt, Ph.D. [1,3]
Director; Professor of Economics and Public Affairs, Princeton University

Warren B. Rudman [2,3]
Director; Former U.S. Senator, Of Counsel, Paul, Weiss, Rifkind, Wharton & Garrison

Mary E. Russell, M.D.
Senior Vice President, Clinical and Regulatory and Chief Medical Officer

Paul W. Sandman
Executive Vice President, Secretary and General Counsel

James H. Taylor, Jr.
Executive Vice President, Corporate Operations

James R. Tobin [4]
Director; President and Chief Executive Officer

CORPORATE HEADQUARTERS

Boston Scientific Corporation
One Boston Scientific Place
Natick, MA 01760-1537
(508) 650-8000
(508) 647-2200 *(Investor Relations Facsimile)*
www.bostonscientific.com

REGIONAL HEADQUARTERS

Boston Scientific Asia Pacific Pte. Ltd.
Singapore

Boston Scientific International S.A.
Paris, France

Boston Scientific Japan K.K.
Tokyo, Japan

TECHNOLOGY CENTERS

Cork, Ireland

San Jose, Costa Rica

Fremont, CA, U.S.A.

Galway, Ireland

Glens Falls, NY, U.S.A.

Letterkenny, Ireland

Maple Grove, MN; U.S.A.

Marlborough, MA, U.S.A.

Miami, FL, U.S.A.

Miyazaki, Japan

Murietta, CA, U.S.A.

Natick, MA, U.S.A.

Plymouth, MN; U.S.A.

Quincy, MA, U.S.A.

Redmond, WA, U.S.A.

San Diego, CA, U.S.A.

San Jose, CA, U.S.A.

Santa Clara, CA, U.S.A.

Spencer, IN, U.S.A.

Sylmar, CA, U.S.A.

Tullamore, Ireland

Valencia, CA, U.S.A.

Watertown, MA, U.S.A.

Wayne, NJ, U.S.A.

West Valley City, UT, U.S.A.

STOCKHOLDER INFORMATION STOCK LISTING

Boston Scientific Corporation common stock is traded on the NYSE under the symbol "BSX".

TRANSFER AGENT

Inquiries concerning the transfer or exchange of shares, lost stock certificates, duplicate mailings or changes of address should be directed to the Company's Transfer Agent at:

MELLON INVESTOR SERVICES LLC
85 Challenger Road
Ridgefield Park, NJ 07660
1-800-898-6713
www.melloninvestor.com

INDEPENDENT AUDITORS

Ernst & Young LLP
Boston, Massachusetts

ANNUAL MEETING

The annual meeting of stockholders will take place on Tuesday, May 10, 2005, beginning at 10:00 a.m. at the Bank of America Northeast Conference and Training Center, 100 Federal Street, Boston, MA.

INVESTOR INFORMATION REQUESTS

Investors, shareholders and security analysts seeking information about the Company should refer to the Company's website at www.bostonscientific.com or call Investor Relations at (508) 650-8555.

OTHER INFORMATION

Copies of the Company's Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports are available free of charge through the Company's website at www.bostonscientific.com. Our Corporate Governance Guidelines, proxy statement and Code of Conduct, which applies to all of our directors, officers and employees, including our Board of Directors, Chief Executive Officer and Chief Financial Officer, are also available on our website.

The Company has included as exhibits to its Annual Report on Form 10-K for fiscal year 2004 filed with the SEC certificates of the Chief Executive Officer and Chief Financial Officer of the Company certifying the quality of the Company's public disclosure, and our annual CEO certification for the previous year has been submitted to the New York Stock Exchange.

Copies of these reports are also available by directing requests to:

Investor Relations
Boston Scientific Corporation
One Boston Scientific Place
Natick, MA 01760-1537
(508) 650-8555
(508) 647-2200 *(Facsimile)*
Investor_Relations@bsci.com

1 Member of the Audit Committee
2 Member of the Executive Compensation and Human Resources Committee
3 Member of the Nominating and Corporate Governance Committee
4 Member of the Finance and Strategic Investment Committee

Boston Scientific

Delivering what's next.™

Boston Scientific Corporation
One Boston Scientific Place
Natick, MA 01760-1537
508.650.8000
www.bostonscientific.com